As confidentially submitted to the U.S. Securities and Exchange Commission on May 11, 2023.

This Amendment No. 2 to the Draft Registration Statement has not been filed, publicly or otherwise, with the U.S. Securities and Exchange Commission, and all information contained herein remains strictly confidential.

Registration No. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SIX15 TECHNOLOGIES HOLDING CORP.
(Exact name of registrant as specified in its charter)

Delaware	3577	88-0878595
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

336 Summit Point Drive
Henrietta, New York 14467
(585) 500-4625
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mr. Richard Ryan
President and Chief Executive Officer
Six15 Technologies Holding Corp.
336 Summit Point Drive
Henrietta, New York 14467
(585) 500-4625
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ross D. Carmel, Esq.	Leslie Marlow, Esq.
Philip Magri, Esq.	Hank Gracin, Esq.
Carmel, Milazzo & Feil LLP	Patrick A. Egan, Esq.
55 West 39th Street, 4th Floor	Blank Rome LLP
New York, New York 10018	1271 Avenue of the Americas
Telephone: (212) 658-0458	New York, New York 10020
Tel: (212) 885-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED , 2023

                    Shares
of Common Stock

Six15 Technologies Holding Corp.

This is a firm commitment initial public offering of              shares of common stock of Six15 Technologies Holding Corp. Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price of our shares will be between $            and $             per share.

We have applied to have our common stock listed on The Nasdaq Capital Market under the symbol “SXV,” which listing is a condition to this offering.

We are an “emerging growth company” and a “smaller reporting company” under the federal securities laws and have elected to comply with certain reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 12. Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	Underwriting discounts and commissions do not include a non-accountable expense allowance equal to 1.0% of the initial public offering price payable to the underwriters. We have agreed to reimburse the underwriter for certain expenses and the underwriter will receive compensation in addition to underwriting discounts and commissions. We refer you to “Underwriting” beginning on page 83 for additional information regarding underwriters’ compensation.

We have granted a 45-day option to the representative of the underwriters to purchase up to                additional shares of common stock solely to cover over-allotments, if any.

The underwriters expect to deliver the shares of common stock against payment on or about                , 2023.

ThinkEquity

The date of this prospectus is              , 2023

SIX15
FOR
DEFENSE

We **design**, **develop**, and **manufacture** head-up displays (HUDs) for users operating in the world's most **demanding environments**.

FOR
ENTERPRISE

With over **20 patents** and proprietary intellectual property in both software and hardware, our **industry leading technology** is the core to the **performance, reliability**, and **quality** of every **Six15** product.
SIX15

We aim to add **purpose** and **tangible value** to our targeted industries. To **break the roadblocks** and barriers to HUD technology and augmented reality.

SIX15
FOR ENTERPRISE
ST1 Head-up Display

Easy, fast, and efficient deployment, with clear and tangible results visible in weeks.

Built to Last.
Foolproof.
Over a decade of practical innovation in defense brought to the enterprise space.

Scan Product (Shelf A1)
97I7VU
2×3 Plate

# SIX15

## FOR DEFENSE

### TAC-Eye 2.0

For **over a decade,** we've delivered **defense sector HUD** technologies that continue to **support critical** special operations **worldwide**.

The **Tac-Eye 2.0** is a display system for non-standard environments. **Head-worn and hands-free**, it replaces a direct-view display while **enhancing the capabilities** of the User.

Through and including _____________, 2023 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment. Neither we nor the underwriters, have authorized any other person to provide you with information that is different from or adds to, that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters take responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. You should assume that the information contained in this prospectus, or any free writing prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer of any securities in any jurisdiction in which such an offer is unlawful.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this public offering and the distribution of this prospectus applicable to that jurisdiction.

ABOUT THIS PROSPECTUS

Throughout this prospectus, unless otherwise designated or the context suggests otherwise,

●	all references to “Six15 Technologies,” “Six15,” the “Company,” the “registrant,” “we,” “our,” or “us” in this prospectus mean Six15 Technologies Holding Corp., a Delaware corporation, and its wholly-owned subsidiaries, Six15 Funding, LLC, a Delaware limited liability company (“Six15 Funding”), TDG Acquisition Company, LLC, a Delaware limited liability company and Thayer Longview TDG, LLC, a Delaware limited liability company;

●	assumes an initial public offering price of our common stock of $ per share, the midpoint of the estimated range of $ to $ per share;

●	“year” or “fiscal year” means the year ending December 31st; and

●	all dollar or $ references, when used in this prospectus, refer to United States dollars.

MARKET AND INDUSTRY DATA

Market data and certain industry data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information are not guaranteed. To our knowledge, certain third-party industry data that includes projections for future periods does not take into account the effects of the worldwide coronavirus pandemic. Accordingly, those third-party projections may be overstated and should not be given undue weight. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

TRADEMARKS

Solely for convenience, our trademarks and tradenames referred to in this registration statement may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and tradenames. All other trademarks, service marks and trade names included or incorporated by reference into this prospectus, or the accompanying prospectus are the property of their respective owners.

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GLOSSARY OF SELECTED TERMS

The following are definitions of certain terms that are commonly used in the wearables industry and in this prospectus:

“AR” means augmented reality, an interactive experience of a real-world environment where the objects that reside in the real world are enhanced by computer-generated perceptual information, sometimes across multiple sensory modes, including visual, auditory, haptic, somatosensory, and olfactory.

“HMD” means head-mounted display worn on the head or as part of a helmet, which has a small display optic in front of one (monocular HMD) or each eye (binocular HMD).

“LCD” means liquid crystal display, which is a flat-panel display or other electronically modulated optical device that uses the light-modulating properties of liquid crystals combined with polarizers.

“LED” means light emitting diode, which is a semiconductor light source that emits light when current flows through it.

“NED” means near-eye displays, also known as head-mounted displays (HMD) or wearable displays, which create a virtual image in the field of view of one or both eyes.

“OEM” means original equipment manufacturer, and is generally perceived as a company that produces parts and equipment that may be marketed by another manufacturer.

“OLED” means organic light emitting diode (organic LED), also known as organic electroluminescent (organic EL) diode, which is a light emitting diode (LED) in which the emissive electroluminescent layer is a film of organic compound that emits light in response to an electric current.

“HUD” means heads-up-display a display device, worn on the head or as part of a helmet, which has a small display optic in front of one (monocular HMD) or each eye (binocular HMD).

PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of our business and our securities contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider before deciding to invest in our common stock. The reader should read the entire prospectus carefully, especially the risks of investing in our securities discussed under “Risk Factors.” Some of the statements contained in this prospectus, including statements under “Offering Summary” and “Risk Factors” as well as those noted in the documents incorporated herein by reference, are forward-looking statements and may involve a number of risks and uncertainties. Our actual results and future events may differ significantly based on a number of factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

Overview

We are engaged in the design, manufacturing, and sale of wearable display and computing devices that are worn like eyeglasses and feature built-in video screens that enable the user to view video and digital content, such as video, computer data, images and augmented reality, or AR, content.

Our wearable display products, known commercially as HUDs (head-up displays), smart glasses, wearable displays, video glasses, personal viewers, near-eye virtual displays, and near-eye displays, or NEDs, contain micro video displays that offer users a portable high-quality viewing experience. Our HUD products provide virtual screens allowing the user to have instant access to information throughout their operation, workflow, or experience. Our products and technology span the scope of AR within the U.S. Department of Defense to include video, virtual reality, and augmented reality in which the wearer is either immersed in a computer-generated world or has their real-world view augmented with computer-generated information or graphics. We produce both monocular and binocular HUDs as well as rugged optical components that drive OEM devices. Our HUD products are designed to work with mobile electronic devices, such as cell phones, laptop computers, and tablets.

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Mission

Our mission is to produce and deliver wearable solutions that help protect lives, enhance performance, and improve safety that requires little to no risk on the part of the customer, and seamlessly integrate into current tasks and workflows. We design, develop, and manufacture HUDs for users operating in the world’s most demanding environments, with a goal of making difficult jobs easier and safer and helping to bring everyone home safe, no matter the mission.

Why? Because we believe that access to the right technology tools can make a difference in people’s lives and the work they do. This mission is what fuels our team, and we are united by the ambition to invent new technology and products that make a difference in the world.

General

At Six15 Technologies, we tackle the most challenging problems our customers face by utilizing HUD technology combined with seamless integration into their operations. As a company, we partner with industry leaders to understand the specific needs of our end customers. This allows us to design, develop, test, and manufacture optimal solutions. This approach allows us to leverage existing technologies while providing heads-up-display performance from simple data presentation to more advanced augmented reality features. By leveraging existing platforms, we can deliver the promise of augmented reality to industry customers with negligible risk, and without altering the way they work today.

Six15 Technologies was founded in June 2012 with a focus on defense applications. While delivering rugged systems to U.S. and North Atlantic Treaty Organization (“NATO”) soldiers operating in the most demanding environment, we began the development of an industrial solution based on our core technology to address the enterprise markets’ critical needs.

The use of mobile devices, such as tablets, laptops, smartphones, and “host” device computers among enterprise customers, has grown precipitously as demands force providers to offer better and more accurate services. Commensurately, these same growing demands on the industry force companies to continuously advance, and as such, the demand for HUD in an enterprise is growing as we prove the tangible benefits. We believe that both defense and enterprise customers will continue to demand HUD solutions specifically targeted to their use cases while requiring the robustness to withstand their work environments without fail.

Our HUD solutions are designed to enable companies to take advantage of the benefits of AR while limiting risk, cost, and time to implement. Our products deliver solutions across the range of AR uses, from delivering video content to overlaying data on the real world. With our recent launch into the industrial market, focused on warehousing, logistics, manufacturing and remote workers, we developed our hardware/software solution that delivers tangible results with ease. With millions of host devices currently being used, our goal is to “AR-enable” our customers’ current equipment, allowing for a solution that requires minimal integration, little to no infrastructure requirements, and the reduction of security issues by eliminating the need to install a new piece of hardware into their IT environment. With established software platform providers, we provide a true plug-and-play solution to enterprise customers across multiple uses. Our solution has demonstrated significant performance improvements to our end users while maintaining safety and reducing training time. Initial deployments and testing have shown average training times reduced by 90% while improving day-to-day picking efficiency by 25% on average. By reducing the cognitive load of a worker, and providing information “floating” in front of their field of view, we accomplish both the objective of providing information hands-free, while simultaneously providing simple graphical representations of workflow steps. We believe the simplicity and efficacy of this solution will create substantial growth in the adoption and implementation of AR in the workplace.

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Our Market Opportunity

As we continue to support our defense customers with cutting edge solutions, our entry into the commercial market addresses the nearly 3 billion deskless workers that could see work improvements through the use of AR.1 With an initial focus on warehousing, remote expert guidance, manufacturing and retail, we believe we can positively impact the job performance of nearly 500 million workers2 today. As other participants in the space focus on installing consumer-designed solutions into industrial applications, Six15 is focused solely on providing hardware and software tailored to meet the unique demands of our customers. Understanding those challenges and designing our solutions that address them, we believe uniquely positions us to dominate our target verticals. The demand for a low risk, high-quality, reliable system that easily integrates into the customers’ workflow and architecture has been unmet in the market.

Competition

The personal display industry in which we operate is highly competitive. We compete against both direct view display technology and near-eye display technology. We believe that the principal competitive factors in the personal display industry include image size, image quality, image resolution, power efficiency, manufacturing cost, weight and dimension, feature implementation, ergonomics, and, finally, the interactive capabilities of the overall display system.

Aside from direct view displays, we also have competitors who produce near-eye personal displays or video eyewear. For the past decade, most of such products were mainly low-resolution, bulky in size, poor ergonomically, costly, and heavy in their power requirements.

Most of our competitors have greater financial, marketing, distribution and technical resources than we do. However, we believe that most of our competitors’ near-eye products have inferior optics, marginal electronics and poor industrial design and that, as a result, our video eyewear products are superior to many of our competitors in both visual performance and ergonomics.

We believe that our competitive advantage includes Six15’s proprietary optical technology that seamlessly integrates into a company’s existing architecture, allowing for drastically reduced cost of implementation and faster on-boarding to facilitate increased productivity and rapid scalability. Our engineers are pioneers in the enterprise wearables industry. With patents ranging from near-eye optics through to their integration into HUDs, our engineers boast the expertise that is crucial to the performance, reliability, and quality of every Six15 Technologies product.

In addition, we believe our competitive advantages include, but are not limited to, the following attributes:

●	our dedication to innovation, including investing heavily in research and development;

●	our commitment to quality and reliability;

●	our best-in-class optical talent;

●	our flexibility to optimize for specific customer requirements; and

●	the success with our customers performing critical tasks.

1 Source: Deskless Workforce Report 2018; http://desklessworkforce2018.com/.

2 Source: Zebra Technologies Warehouse Vision Study 2019 https://www.zebra.com/content/dam/zebra_new_ia/en-us/solutions-verticals/vertical-solutions/warehouse-management/vision-study/2024/warehouse-vision-study-en-us.pdf.

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Intellectual Property

We leverage our 21 issued patents (including 12 in the U.S., 9 internationally), in addition to trade secrets to provide cutting-edge solutions. Covering optical performance, low power consumption algorithms, human factor designs and proprietary firmware/software, our intellectual property portfolio utilizes conventional technology supported by patented hardware augmentations and a closed, software/firmware architecture specifically targeting industrial applications. This approach provides a definitive competitive advantage in the target space while avoiding potential freedom-of-use pitfalls from overlapping with extensive ongoing technology development in the consumer space.

Management Team

We have assembled a seasoned management team and board of directors with extensive experience in the wearables industry. Our team is led by Richard Ryan, our President and Chief Executive Officer, with 15 years of experience pioneering the use of augmented reality in demanding environments, Richard is viewed as a career entrepreneur technology-leader who brings a diverse suite of operations, and financial and visionary expertise to the Company. The members of our board of directors (“Board”) have over an aggregate of 50 years’ expertise in the fields of wearables industry, business, and finance.

Convertible Debt

From September 2021 to December 2022, we issued a series of secured convertible promissory notes to nine investors in the aggregate principal amount of $1,955,088 (the “Convertible Notes”). The outstanding principal amount under the Convertible Notes bears interest at the rate of 12% per annum, and the Convertible Notes were originally to mature on the earlier of (i) December 31, 2022 or (ii) the closing date of this initial public offering; however, the investors have agreed to extend the maturity date of the Convertible Notes to June 30, 2023 and the Company has received written agreements from all investors agreeing to this extension. If this offering closes on or prior to June 30, 2023, then the principal outstanding amount of the Convertible Notes and accrued interest thereon will automatically be converted into shares of our common stock at a 35% discount to the offering price of the shares of common stock sold in this offering. As of March 31, 2023, the total outstanding principal amount of and accrued interest on the Convertible Notes was approximately $2,223,374  . As of December 31, 2022, the total outstanding principal amount of and accrued interest on the Convertible Notes was $2,164,722. Based on an assumed offering price of $              per share of common stock in this offering, we would issue an aggregate of               shares of common stock to the noteholders upon the conversion of the Convertible Notes. The conversion of the Convertible Notes into shares of our common stock will dilute your equity ownership in the Company and may affect the market value of your shares of common stock. If this offering closes after June 30, 2023, the outstanding principal amount and accrued interest on the Convertible Notes will become due and payable unless the investors agree to extend the maturity date of the Convertible Notes.

Corporate History

Six15 Technologies Holding Corp. was incorporated in the State of Delaware on February 22, 2022.

On June 30, 2022, Six15 Technologies Holding Corp. entered into a contribution agreement (the “Contribution Agreement”) with TDG Acquisition Company, LLC, a Delaware limited liability company (“TDG”), Thayer Longview TDG, LLC, a Delaware limited liability company (“TL”), and Six15 Funding, LLC, a Delaware limited liability company (“Six15 Funding,” and together with TDG and TL, the “LLCs”), and each of the members of the LLCs (the “Members”). Each Member held membership interests, or promissory notes, in one or more of the LLC (collectively, the “Interests”). Pursuant to the Contribution Agreement, each Member transferred their respective Interests in one or more of the LLCs to Six15 Technologies Holding Corp. in exchange for an aggregate of fifteen million (15,000,000) shares of common stock of Six15 Technologies Holding Corp. (the “Exchange”), resulting in the Members becoming owners of 100% of the outstanding capital stock of Six15 Technologies Holding Corp. and each LLC became a wholly-owned subsidiary of Six15 Technologies Holding Corp.

The Exchange was intended to qualify as a “tax-free reorganization” under Section 368(a) of the Revenue Code of 1986, as amended. For accounting purposes, after the Exchange, TDG (the legal acquiree) is treated as the continuing reporting entity that acquired Six15 Technologies Holding Corp. (the legal acquirer). Six15 Technologies Holding Corp. conducts all of its operations through TDG d/b/a Six15 Technologies.

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Going Concern

We have evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have not generated profits since inception, have sustained net losses of $3,092,825 and $2,407,886 for the years ended December 31, 2022 and 2021, respectively, and has negative cash flows from operations for the years ended December 31, 2022 and 2021. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern for the next 12 months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which we have not been able to accomplish to date, and/or to obtain additional capital financing. Through the date the consolidated financial statements were available to be issued, we have been primarily financed through the issuance of loans. No assurance can be given that we will be successful in these efforts.

We are seeking to raise capital via an equity offering. In the event we do not complete an offering, we expect to seek additional funding through private equity or debt financings. We may not be able to obtain financing on acceptable terms, or at all.

Executive Offices

Our principal executive offices are located at 336 Summit Point Drive, Henrietta, New York 14467, and our telephone number is (585) 500-4625. Our corporate website address is www.six-15.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Summary of Risk Factors

Our business and this offering are subject to a number of risks and uncertainties. You should be aware of these risks before making an investment decision. These risks are discussed more fully in the section of this prospectus titled “Risk Factors,” which begins on page 12 of this prospectus. These risks include, among others, that:

●	Our financial statements have been prepared on a going concern basis and our continued operations are in doubt;

●	We have incurred net losses since our inception and if we continue to incur net losses in the foreseeable future the market price of our common stock may decline;

●	Because we have a limited operating history in the enterprise HUD industry, there is a limited amount of past experience upon which to evaluate our business and prospects;

●	There is no assurance that we will be profitable;

●	Our financial condition and results of operations may be adversely affected by the coronavirus outbreak;

●	Because our U.S. government defense contracts and subcontracts are subject to procurement laws and regulations, we may not receive all of the revenues we anticipate receiving under those contracts and subcontracts;

●	Geopolitical conditions, including direct or indirect acts of war or terrorism, could have an adverse effect on our operations and financial results;

●	The increase in commodity prices could negatively impact our profit margins;

●	Our results of operations could be negatively impacted by inflationary or deflationary economic conditions which could affect the ability to obtain goods from our suppliers in a timely and cost-effective manner;

●	If we fail to accurately forecast seasonal demand for our consumer HUD products, our results of operations for the entire fiscal year may be materially adversely affected;

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●	Our HUD products require ongoing research and development, and we may experience technical problems or delays and may not have the funds necessary to continue their development which could lead our business to fail;

●	There are a number of competing providers of microdisplay-based personal display technology, and we may fail to capture a substantial portion of the enterprise display market;

●	Our business and products are subject to government regulation, and we may incur additional compliance costs or, if we fail to comply with applicable regulations, may incur fines or be forced to suspend or cease operations;

●	If we cannot obtain and maintain appropriate patent and other intellectual property rights protection for our technology, our business will suffer;

●	We may incur substantial costs or lose important rights as a result of litigation or other proceedings relating to our products, patents and other intellectual property rights;

●	Our business and results of operations may suffer if there are, or if users claim there are, negative effects on eyesight from the long-term use of our products;

●	We may lose the services of key management personnel and may not be able to attract and retain other necessary personnel;

●	We do not manufacture our own microdisplays, one of the key components of our HUD products, and we may not be able to obtain the microdisplays we need;

●	The consumer electronics industry is subject to significant fluctuations in the availability of components. If we do not properly anticipate the need for critical components, we may be unable to meet the demands of our customers and end-users;

●	Unanticipated disruptions in our operations or slowdowns by our suppliers, distributors and shipping companies could adversely affect our ability to deliver our products and service our customers;

●	Our management will have broad discretion over the use of any net proceeds from this offering and you may not agree with how we use the proceeds, and the proceeds may not be invested successfully;

●	We may not be able to satisfy the continued listing requirements of Nasdaq to maintain a listing of our common stock;

●	Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us; and

●	There is no active public trading market for our common stock, and we cannot assure you that an active trading market will develop in the near future.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an “emerging growth company,” as defined in the JOBS Act. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act; (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (iii) the date on which we have issued more than $1 billion in non-convertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under applicable SEC rules. We expect that we will remain an emerging growth company for the foreseeable future, but cannot retain our emerging growth company status indefinitely and will no longer qualify as an emerging growth company on or before the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the requirement of auditor attestation of our internal controls over financial reporting;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	not being required to hold a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of certain reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

An emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the dates on which adoption of such standards is required for other public reporting companies.

Additionally, we are a “smaller reporting company” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements in our Annual Report on Form 10-K, and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our common stocks held by non-affiliates exceeds $250 million as of the end of that year’s second fiscal quarter, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stocks held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make a comparison of our financial statements with other public companies difficult or impossible.

See the section titled “Risk Factors— Our status as an “emerging growth company” under the JOBS Act and a “smaller reporting company,” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common shares less attractive to investors.”

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OFFERING summary

Common Stock Offered by Us:	shares of common stock

Offering Price Per Share (Assumed):	shares, the midpoint of the estimated price range of $ to $ .

Common Stock Outstanding Prior to the Offering(1):	15,000,000 shares

Common Stock Outstanding After the Offering(2):	( shares if the underwriters exercise their over-allotment option to purchase additional shares in full).

Over-Allotment Option:	We have granted the underwriters a 45-day option to purchase up to 15% additional shares of common stock sold in this offering to cover over-allotments, if any.

Use of Proceeds:

We estimate that we will receive net proceeds from this offering of approximately $               million, or approximately $               million if the underwriters exercise the Over-Allotment Option in full, assuming an initial public offering price of $               per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds to us from this offering for sales and marketing, manufacturing, inventory, engineering, repayment of indebtedness and general corporate and working capital purposes. See “Use of Proceeds” beginning on page 40.

Representative Warrants:	Upon the closing of this offering, we have agreed to issue the Representative warrants to purchase up to (5% of the shares sold in this offering) for $ per share (125% of the offering price per share), subject to adjustment in the event of stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting the common stock as described in the warrants. See “Underwriting.”

Lock-up Agreements:

Our executive officers and directors and all of our stockholders have agreed with the underwriters not to sell, transfer or dispose of any shares or similar securities for twelve (12) months and six (6) months, respectively, following the effective date of the registration statement for this offering without the prior written consent of ThinkEquity. For additional information regarding our arrangement with the underwriters, please see “Underwriting.”

We have also agreed that, for a period of six (6) months from the closing of this offering, we (including any successor entity) will not (a) offer or sell equity or equity-linked securities (except to officers, directors, employees, consultants and/or agents for services rendered or to be rendered); (b) file any registration statement with the SEC relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock (except an S-8 registration statement); (c) complete any offering of debt securities, other than entering into a line of credit with a traditional bank; or (d) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our capital stock. Additionally, we have agreed that for eighteen (18) months after the closing of this offering, we will not directly or indirectly in any “at-the-market,” continuous equity or variable rate transaction, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock, without the prior written consent of ThinkEquity.

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Transfer Agent and Registrar:	VStock Transfer, LLC

Proposed Nasdaq Listing:	We have applied to have our common stock listed on The Nasdaq Capital Market under the symbol “SXV,” which listing is a condition of this offering. There can be no assurance that The Nasdaq Stock Market LLC (“Nasdaq”) will approve our listing application.

Risk Factors:	You should carefully consider the information stated in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 12 of this prospectus before deciding whether or not to invest in shares of our common stock.

(1)	Excludes the following securities as of , 2023:

●	2,250,000 shares of common stock reserved for issuance under our 2023 Equity Incentive Plan.

(2)

Includes              shares of common stock issuable upon the automatic conversion of the Convertible Notes, based on $              assumed offering price, and excludes the securities listed in footnote (1) above and the following securities:

●	shares of common stock issuable upon the exercise of the Over-Allotment Option granted to the underwriters; and

●	shares of common stock issuable upon the exercise of the Representative Warrants.

Except as otherwise noted, all information in this prospectus reflects and assumes (i) a public offering price of $ per share, which is the midpoint of the range of the offering price per share; (ii) no shares of common stock have been issued pursuant to the conversion of our Convertible Notes; and (iii) no exercise of the Over-Allotment Option or the Representative Warrants.

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SUMMARY FINANCIAL DATA

The following tables summarize our financial data. We derived the summary financial statement data for the years ended December 31, 2022 and 2021 set forth below from our audited financial statements and related notes contained in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the information presented below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements, the notes to those statements and the other financial information contained in this prospectus.

Summary of Financial Position

The tables below is a summary of our balance sheet and results of operations of our fiscal year ends December 31, 2021 and 2022. The pro forma adjustments reflect the impact on our loss per common share and results of operations attributable to the automatic conversion of convertible notes in outstanding principal and accrued interest amount of $            under convertible notes into                shares of common stock, based on a $                  assumed offering price (the midpoint of the offering price range of $              to $              ), and                 in expected debt repayments, when determinable.

Summary of Operations

	Years Ended December 31,
	2022	2021
Revenue	$1,602,517	$1,170,039
Cost of goods sold	(980,091)	(734,064)
Gross profit	622,426	435,975
General and administrative expenses	(558,193)	(364,900)
Research and development expenses	(987,389)	(1,098,247)
Total operating expenses	(2,389,661)	(2,188,829)
Loss from operations	(1,767,235)	(1,752,854)
Total other expenses	(1,325,590)	(655,032)
Loss before provision for income taxes	(3,092,825)	(2,407,886)
Net loss	(3,092,825)	(2,407,886)
Loss per common share	$(0.21)	$-

	December 31, 2022
	Actual	Pro Forma	Pro Forma as Adjusted
Balance Sheet Data :
Cash	$180,191
Total current assets	1,043,798
Total assets	1,229,540
Total current liabilities	3,579,330
Accrued management fees, related parties	-
Accrued interest	209,634
Notes payable, related parties	-
Notes payable, net of discount	1,694,854
Total liabilities	5,526,106
Mandatorily redeemable preferred units, net of discount	-
Common units	-
Preferred units	-
Additional paid-in capital	24,857,829
Accumulated deficit	(29,155,895)
Total shareholders’ deficit and members’ deficit	$(4,296,566)

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RISK FACTORS

Our business is subject to many risks and uncertainties, which may affect our future financial performance. If any of the events or circumstances described below occur, our business and financial performance could be adversely affected, our actual results could differ materially from our expectations, and the price of our stock could decline. The risks and uncertainties discussed below are not the only ones we face. There may be additional risks and uncertainties not currently known to us or that we currently do not believe are material that may adversely affect our business and financial performance. You should carefully consider the risks described below, together with all other information included in this prospectus including our financial statements and related notes, before making an investment decision. The statements contained in this prospectus that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and investors in our securities may lose all or part of their investment.

Risks Related to Our Company

Our financial statements have been prepared on a going concern basis and our continued operations are in doubt.

At December 31, 2022, we had $180,191 in cash on hand, compared to $252,039 at December 31, 2021. In addition, we incurred annual net losses of $3, 092,825 for the year ended December 31, 2022 and $2,407,886 for the year ended December 31, 2021, and have negative cash flows from operations for the years ended December 31, 2022 and 2021. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements for the fiscal years ended, December 31, 2022 and 2021, describing the existence of substantial doubt about our ability to continue as a going concern under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Our future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing an equity or debt financing or in achieving profitability. If we are unable to raise additional capital or generate sufficient cash from operations to adequately fund our operations, we will need to curtail planned activities to reduce costs, which will likely harm our ability to execute on our business plan and continue operations.

We have incurred net losses since our inception and if we continue to incur net losses in the foreseeable future the market price of our common stock may decline.

Since our inception, we have not been profitable. At December 31, 2022, we had a net loss of $3,092,825 and an accumulated total shareholders’ deficit of $29,155,895. At December 31, 2021, we had a net loss of $2,407,886 and an accumulated total members’ deficit of $26,048,340. We expect that our expenses relating to sales and marketing and product development and support, as well as our general and administrative costs, will increase, requiring us to increase sales in order to achieve and maintain profitability. If we do not achieve and maintain profitability, our financial condition will be materially and adversely affected. We would eventually be unable to continue our operations unless we were able to raise additional capital. We may not be able to raise any necessary capital on commercially reasonable terms or at all. If we fail to achieve or maintain profitability on a quarterly or annual basis within the timeframe expected by investors, the market price of our common stock may decline.

Because we have a limited operating history in the enterprise HUD industry, there is a limited amount of experience upon which to evaluate our business and prospects.

Our operating subsidiary, TDG Acquisition Company, LLC (dba Six15 Technologies) was formed in June 2012 to acquire non-consumer intellectual property assets of Vuzix Corp. on June 15, 2022 and to develop and sell defense and enterprise display technology and products. Since our inception, the majority of our sales have been derived from the sale of Tac-Eye and other head mounted displays to the U.S. government and others. Accordingly, there is a limited amount of enterprise HUD-related experience upon which to evaluate our business and prospects, and a potential investor should consider the challenges, expenses, delays and other difficulties involved in the development of our business, including the continued development of our technology and the achievement of market acceptance for products using our technology. We are therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues.

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If we fail to raise capital when needed it will have a material adverse effect on our business, financial condition and results of operations.

We will need additional capital in addition to this offering to execute our full business plan. We can give no assurance that additional financing can be obtained, or if obtainable, that the terms will be satisfactory to us, or that such financing would not result in a substantial dilution of stockholder’s interest. A failure to raise capital when needed would have a material adverse effect on our business, financial condition and results of operations. It could involve the sale of one or more series of preferred stock having voting and liquidation rights senior to the common stock, subject to any rules of Nasdaq or any other exchange on which we are listed. Also, a debt financing could involve a pledge of assets and may be senior to the interests of equity holders. A future equity or debt financing could also involve restrictive covenants relating to capital raising activities and other financial and operational matters, which could limit or may make it more difficult for us to obtain additional capital or to pursue business opportunities, including potential acquisitions. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, our securities;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds; and

•	our future results of operations, financial condition and cash flow.

If adequate funds are not obtained, we may be required to reduce, curtail or discontinue operations.

We have issued a promissory note that is secured by our non-intellectual property assets, and if we are unable to make the required monthly installments, the holder of the note may require the sale of some or all of our non-intellectual property assets, which may have a material adverse effect on our business, operating results and financial condition.

In September 2020, we issued a promissory note to SQN Venture Income Fund II, LP (the “SQN Note”), which is payable in equal monthly installments of $77,969 until maturity in September 2023. The SQN Note is secured by substantially all of our non-intellectual property assets, and is subject to prepayment premium. If we are unable to make the required monthly installments, SQN Venture Income Fund II, LP may require the sale of some or all of our non-intellectual property assets in order to fulfill our debt obligations, which may have a material adverse effect on our business, operating results and financial condition. In May 2022, the maturity date of this promissory note was extended to July 2025.

In July 2022, we issued a Promissory Note in the principal amount of $629,666 to Rossiter & Cummaro Enterprise LLC (the “RCE Note”). The RCE Note bears interest at 16% per annum and is due on June 1, 2025. The RCE Note may be prepaid at any time after January 1, 2023, and from time to time, without penalty.

In October 2022, we issued a Promissory Note in the principal amount of $50,000 to Rossiter & Cummaro Enterprise LLC (the “RCE Note No. 2”). The RCE Note No. 2 bears interest at 16% annum and is due on June 1, 2025. The RCE Note No. 2 may be prepaid at any time after April 1, 2023, and from time to time, without penalty.

We may lose the services of key management personnel and may not be able to attract and retain other necessary personnel.

Changes in our management could have an adverse effect on our business. This is especially an issue while our staff is small. We are dependent upon the active participation of several key management personnel, including Richard Ryan, our President and Chief Executive Officer. We do not carry key person life insurance on any of our senior management or other key personnel other than our Chief Executive Officer. While we have some life insurance coverage on our Chief Executive Officer, we do not believe it would be sufficient to completely protect us against losses we may suffer if his services were to become unavailable to us in the future.

We must hire highly skilled technical personnel as employees and as independent contractors in order to develop our products. As of the date of this prospectus we have 15 full-time employees. The competition for highly skilled technical, managerial and other personnel is intense and we may not be able to retain or recruit such personnel. Our recruiting and retention success is substantially dependent on our ability to offer competitive salaries and benefits to our employees. We must compete with companies that possess greater financial and other resources than we do and that may be more attractive to potential employees and contractors. To be competitive, we may have to increase the compensation, bonuses, stock options and other fringe benefits offered to employees in order to attract and retain such personnel. The costs of retaining or attracting new personnel may have a material adverse effect on our business and operating results. If we fail to attract and retain the technical and managerial personnel, we need to be successful, our business, operating results and financial condition could be materially adversely affected.

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Our financial condition and results of operations may be adversely affected by the coronavirus outbreak.

A significant outbreak, epidemic or pandemic of contagious diseases in any geographic area in which we operate or plan to operate could result in a health crisis adversely affecting the economies, financial markets and overall demand for our services in such areas. In addition, any preventative or protective actions that governments implement or that we take in response to a health crisis, such as travel restrictions, quarantines, or site closures, may interfere with the ability of our employees, suppliers and customers to perform their responsibilities. Such results could have a material adverse effect on our business.

The continued global COVID-19 pandemic has created significant volatility, uncertainty and economic disruption. To date, this pandemic has affected nearly all regions around the world. In the United States, businesses as well as federal, state and local governments implemented significant actions to mitigate this public health crisis. While we cannot predict the duration or scope of the COVID-19 pandemic, it may negatively impact our business and such impact could be material to our financial results, condition and outlook related to:

●	reduction or volatility in demand for our products;

●	reduced online traffic and changes in consumer spending behaviors (e.g., consumer confidence in general macroeconomic conditions and a decrease in consumer spending);

●	disruption to our operations or the operations of our suppliers, through the effects of business and facilities closures, worker sickness and COVID-19 related inability to work, social, economic, political or labor instability in affected areas, transportation delays, travel restrictions and changes in operating procedures, including for additional cleaning and safety protocols;

●	impacts to our third party marketplaces’ ability to operate or manage increases in their operating costs and other supply chain effects that may have an adverse effect on our ability to meet demand and achieve cost targets;

●	increased volatility or significant disruption of global financial markets due in part to the COVID-19 pandemic, which could negatively impact our ability to access capital markets and other funding sources, on acceptable terms or at all and impede our ability to comply with debt covenants; and

●	the further spread of COVID-19, and the requirements to take action to mitigate the spread of the pandemic (e.g., vaccination requirements that have been and continue to be taken in response to the pandemic and enhanced health and hygiene requirements or social distancing or other measures), will impact our ability to carry out our business as usual and may materially adversely impact global economic conditions, our business, results of operations, cash flows and financial condition.

To the extent the COVID-19 pandemic or a similar public health threat has an impact on our business, it is likely to also have the effect of heightening many of the other risks described in this “Risk Factors” section.

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We generally do not have long term contracts with our customers, which makes forecasting our revenues and operating results difficult.

We generally do not enter into long term agreements with our customers obligating them to purchase our products. Our business is characterized by short term purchase orders with shipment schedules within one year and we generally permit orders to be canceled or rescheduled before shipment without significant penalty. As a result, our customers may cease purchasing our products at any time, which makes forecasting our revenues difficult. In addition, due to the absence of a substantial non-cancelable backlog that can only be canceled with a penalty, we typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. The uncertainty of product orders makes it difficult for us to forecast our sales and allocate our resources in a manner consistent with our actual sales. Large supply line commitments and large inventories of various components will be required to support our business and provide reasonable order fulfillment for customers. Moreover, our expense levels and the amounts we invest in capital equipment and new product development costs are based in part on our expectations of future sales and, if our expectations regarding future sales are inaccurate, we may be unable to reduce costs in a timely manner to adjust for sales shortfalls, and our results of operations and financial condition could be materially adversely affected.

We may not generate the same level of revenues if we lose one or more of our main customers.

We sell products primarily to military contractors, and commercial industries in the United States. Three customers accounted for approximately 84% (L-3 Communications), 5% (Vuzix Corporation), and 4% (Simex Defense). Accounts receivable from these customers were $99,907, $0, and $0, respectively, at December 31, 2022. For the year ended December 31, 2021, we had three customers which accounted for approximately 44% (L-3 Communications), 25% (Applied Research Associates, Inc.), and 9% (Precision Technic A/S) of total revenues for the year ended December 31, 2021. Accounts receivable from these customers were $76,921, $0, and $0, respectively, at December 31, 2021. If we lose one or more of these customers, we may not be able to generate the same level of revenues and our results of operations and financial condition could be materially adversely affected.

Fluctuations in operating results make financial forecasting difficult and could adversely affect the price of our common stock.

Our operating results may fluctuate significantly for numerous reasons, including:

●	the timing of the initial selection of our display products as components in our customers’ new products;

●	availability of interface electronics for our display products;

●	competitive pressures on selling prices of our products;

●	the timing and cancellation of customer orders;

●	our ability to introduce new products and technologies on a timely basis;

●	our ability to successfully reduce costs;

●	the cancellation of U.S. government contracts; and

●	our ability to secure agreements from our major customers for the purchase of our products.

As a result of these and other factors, investors should not rely on our revenues and our operating results for any one quarter or year as an indication of our future revenues or operating results. If our quarterly revenues or results of operations fall below the expectations of investors or public market analysts, the price of our common stock could fall substantially.

Because our U.S. government defense contracts and subcontracts are subject to procurement laws and regulations, we may not receive all of the revenues we anticipate receiving under those contracts and subcontracts.

Generally, U.S. government contracts are subject to procurement laws and regulations. Some of our contracts are governed by the Federal Acquisition Regulation (FAR), which lays out uniform policies and procedures for acquiring goods and services by the U.S. government, and agency-specific acquisition regulations that implement or supplement the FAR. For example, the U.S. Department of Defense implements the FAR through the Defense Federal Acquisition Regulations (DFAR).

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The FAR also contains guidelines and regulations for managing a contract after award, including conditions under which contracts may be terminated, in whole or in part, at the government’s convenience or for default. If a contract is terminated for the convenience of the government, a contractor is entitled to receive payments for its allowable costs and, in general, the proportionate share of fees or earnings for the work done. If a contract is terminated for default, the government generally pays for only the work it has accepted. These regulations also subject us to financial audits and other reviews by the government of our costs, performance, accounting and general business practices relating to our government contracts, which may result in an adjustment of our contract-related costs and fees.

Our U.S. government contract and subcontract orders are funded by government budgets that are proposed by the President of the United States and reviewed and approved by Congress. Funds allocated to government agencies are administered by the Executive Office of the President. There are two primary risks associated with this process. First, the process may be delayed or disrupted because of congressional schedules, negotiations over funding levels for programs or unforeseen national or world events. Second, funding for multi-year contracts can be changed in future appropriations. Either of these events could affect the allocation, timing, schedule and program content of our government contracts and subcontracts.

Our lack of long-term purchase orders and commitments from our customers may lead to a rapid decline in our sales and profitability.

All of our significant customers issue purchase orders solely at their own discretion, often only six to eight weeks before the requested date of shipment. Our customers are generally able to cancel orders (without penalty) or delay the delivery of products on relatively short notice. In addition, our customers may decide not to purchase products from us for any reason. Any of our current customers may stop purchasing our products in the future. If those customers do not continue to purchase our products, our sales volume and profitability could decline rapidly with little or no warning whatsoever.

We cannot rely on long term purchase orders or commitments to protect us from the negative financial effects of a decline in demand for our products. The limited certainty of product orders can make it difficult for us to forecast our sales and allocate our resources in a manner consistent with our actual sales. Moreover, our expense levels are based in part on our expectations of future sales and, if our expectations regarding future sales are inaccurate, we may be unable to reduce costs in a timely manner to adjust for sales shortfalls. Furthermore, because we depend on a small number of customers for the vast majority of our sales, the ramifications of these risks are greater than if we had a greater number of customers. As a result of our lack of long-term purchase orders and purchase commitments, we may experience a rapid decline in our sales and profitability.

Our business is characterized by long periods for collection from our customers and short periods for payment to our suppliers, the combination of which may cause us to have liquidity problems.

We experience an average accounts settlement period ranging from one month to as high as three months from the time we deliver our products to the time we receive payment from our customers. In contrast, we typically need to place certain deposits and advances with our suppliers on a portion of the purchase price. Because our payment cycle is considerably shorter than our receivable collection cycle, we could experience working capital shortages. Working capital management, including prompt and diligent billing and collection, is an important factor in our results of operations and liquidity. System problems, industry trends, our customers’ liquidity problems or payment practices or other issues may extend our collection period, which would adversely impact our liquidity, our ability to pay our liabilities and to purchase inventory to sustain or expand our current sales volume, and adversely affect our ability to continue our business.

Our future growth and profitability may be adversely affected if our marketing initiatives are not effective in generating sufficient levels of brand awareness.

We are engaged in a variety of marketing initiatives intended to promote sales of our enterprise products. Our future growth and profitability from our enterprise products will depend in large part upon the effectiveness and efficiency of these marketing efforts, including our ability to:

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●	create awareness of our brand and products;

●	identify the most effective and efficient levels of spending for marketing expenditures in our new target market;

●	effectively manage marketing costs (including creative and media) in order to maintain acceptable operating margins and return on marketing investment;

●	select the right markets in which to market; and

●	convert enterprise awareness into actual product purchases.

Our planned marketing expenditures may not result in increased total sales or generate sufficient levels of product and brand name awareness. We may not be able to manage our marketing expenditures on a cost effective basis.

Geopolitical conditions, including direct or indirect acts of war or terrorism, could have an adverse effect on our operations and financial results.

Our operations could be disrupted by geopolitical conditions, political and social instability, acts of war, terrorist activity or other similar events. In February 2022, Russia initiated significant military action against Ukraine. In response, the U.S. and certain other countries imposed significant sanctions and export controls against Russia, Belarus and certain individuals and entities connected to Russian or Belarusian political, business, and financial organizations, and the U.S. and certain other countries could impose further sanctions, trade restrictions, and other retaliatory actions should the conflict continue or worsen. It is not possible to predict the broader consequences of the conflict, including related geopolitical tensions, and the measures and retaliatory actions taken by the U.S. and other countries in respect thereof as well as any countermeasures or retaliatory actions by Russia or Belarus in response, including, for example, potential cyberattacks or the disruption of energy exports, is likely to cause regional instability, geopolitical shifts, and could materially adversely affect global trade, currency exchange rates, regional economies and the global economy. The situation remains uncertain, and while it is difficult to predict the impact of any of the foregoing, the conflict and actions taken in response to the conflict could increase our costs, disrupt our supply chain, reduce our sales and earnings, impair our ability to raise additional capital when needed on acceptable terms, if at all, or otherwise adversely affect our business, financial condition, and results of operations. As of the date of this prospectus, our business, products, including critical components needed for our Six15 ST1® Head-Up Display and other products, lines of service, projects, and operations, had not been materially impacted by supply chain disruptions in light of the conflict between Russia and Ukraine.

The increase in commodity prices could negatively impact our profit margins.

Prices of certain commodity products, including raw materials, are historically volatile and are subject to fluctuations arising from changes in domestic and international supply and demand, labor costs, competition, market speculation, government regulations, trade restrictions and tariffs. Increasing prices in the component materials for the parts of our goods may impact the availability, the quality and the price of our products, as suppliers search for alternatives to existing materials and increase the prices they charge. We cannot ensure that we can recover all the increased costs through price increases, and our suppliers may not continue to provide the consistent quality of products as they may substitute lower-cost materials to maintain pricing levels, all of which may negatively impact our business and results of operations.

There is a global shortage of critical semiconductors and other raw materials.

It is important to understand that the failure to procure one semiconductor component can prevent the entire product from being manufactured and sold. We do not manufacture the integrated circuit chip sets that are used in our display products and our customers’ products. Instead, we rely on third-party independent vendors and subcontractors for these integrated circuit chip sets. We purchase critical raw materials such as special glasses, special silicon on insulator (“SOI”) wafers, light emitting diodes, adhesives, chemicals, lenses, backlights, printed circuit boards and other components from third-party suppliers. We sell a relatively small volume of defense products and therefore our purchase of raw materials for our defense business is also relatively small. Because our purchase of raw materials is relatively small, qualifying and buying components from multiple vendors is not economically possible. In addition, our defense products typically have long life cycles which means many of the raw materials are based on older technology. We periodically receive notices from suppliers of our critical raw materials regarding their plans to stop selling those raw materials. This requires us to identify another raw material and/or raw material supplier to replace the discontinued item/supplier, which would then require us to internally requalify the product with the new material as well as possibly requalify the product with our customer. The cost to requalify is expensive and time-consuming and may result in the suspension of production. If any of these third-party contractors or suppliers were unable or unwilling to supply these integrated circuit chip sets or critical raw materials to us, whether for business or regulatory reasons, we would be unable to manufacture and sell our display products until a replacement material could be found. We may not be able to find a replacement material or if we are able to find a replacement material, we may be unable to sell our products until they have been qualified both internally and with the customer. Lower volume purchases may make it uneconomical for some of our suppliers to provide the raw materials we need. We cannot assure that a replacement third-party contractor or supplier could be found on reasonable terms or in a timely manner. Any interruption in our ability to manufacture and distribute our display products could cause our display business to be unsuccessful and the price of our common stock may decline.

Continued uncertain economic conditions, including inflation and the risk of a global recession could impair our ability to forecast and may harm our business, operating results, including our revenue growth and profitability, financial condition and cash flows.

The U.S. economy is experiencing the highest rates of inflation since the 1980s. Historically, we have not experienced significant inflation risk in our business. However, our ability to raise our product prices depends on market conditions and there may be periods during which we are unable to fully recover increases in our costs. In addition, the global economy suffers from slowing growth and rising interest rates, and many economists believe that a global recession may begin in the near future. If the global economy slows, our business would likely be adversely affected.

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Our results of operations could be negatively impacted by inflationary or deflationary economic conditions which could affect the ability to obtain goods from our suppliers in a timely and cost-effective manner.

Our profitability may be negatively impacted if we are unable to mitigate any inflationary increases through various customer pricing actions and cost reduction initiatives. Conversely, in the event there is deflation, we may experience pressure from our customers to reduce prices, and there can be no assurance that we would be able to reduce our cost base (through negotiations with suppliers or other measures) to offset any such price concessions which could adversely impact results of operations and cash flows.

We currently, and may in the future, have assets held at financial institutions that may exceed the insurance coverage offered by the Federal Deposit Insurance Corporation, the loss of such assets would have a severe negative affect on our operations and liquidity.

We may maintain our cash assets at certain financial institutions in the U.S. in amounts that may be in excess of the Federal Deposit Insurance Corporation (“FDIC”) insurance limit of $250,000. In the event of a failure of any financial institutions where we maintain our deposits or other assets, we may incur a loss to the extent such loss exceeds the FDIC insurance limitation, which could have a material adverse effect upon our liquidity, financial condition and our results of operations.

Our video eyewear products require ongoing research and development, and we may experience technical problems or delays and may not have the funds necessary to continue their development which could lead our business to fail.

Our research and development efforts remain subject to all of the risks associated with the development of new products based on emerging and innovative technologies, including, for example, unexpected technical problems or the possible insufficiency of funds for completing development of these products. If we experience technical problems or delays, further improvements in our products and the introduction of future products could be delayed, and we could incur significant additional expenses and our business may fail.

We anticipate that we will require additional funds to maintain our current levels of expenditure for research and development of new products and technologies and to obtain and maintain patents and other intellectual property rights in these technologies, the timing and amount of which are difficult to forecast. Our cash on hand after the successful completion of this offering coupled with the possibility of further negative cash flow from operations may not be sufficient to meet all of our future needs. We have no commitment for additional funds. Any funds we need may not be available on commercially reasonable terms or at all. If we cannot obtain any necessary additional capital when needed, we might be forced to reduce our research and development efforts which would materially and adversely affect our business. If we attempt to raise capital in an offering of shares of our common stock, preferred stock, convertible securities or warrants, or if we engage in acquisitions involving the issuance of such securities, our then-existing stockholders’ interests will be diluted.

We depend on advances in technology by other companies and if those advances do not materialize, some of our products may not be successfully commercialized and our anticipated new products could be delayed or canceled.

We rely on and will continue to rely on technologies (including microdisplays, mobile computing electronics and operating systems) that are developed and produced by other companies. The commercial success of certain of our planned future products will depend in part on advances in these and other technologies by other companies. We may, from time to time, contract with and support companies developing key technologies in order to accelerate the development of them for our specific uses. Such activities might not result in useful technologies or components for us. We are attempting to mitigate this risk by exploring ways to develop our own microdisplay technologies using LED, micro LED and laser scanning displays, but there can be no assurance that we will be successful in doing so.

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If we fail to develop new products and adapt to new technologies, our business and results of operations may be materially adversely affected.

The market for our products is characterized by rapid changes in products, designs and manufacturing process technologies. Our success depends to a large extent on our ability to develop and manufacture new products and technologies to match the varying requirements of different customers and groups in order to establish a competitive position and become profitable. Furthermore, we must adapt our products and processes to technological changes and emerging industry standards and practices on a cost-effective and timely basis. Our failure to accomplish any of the above could harm our business and operating results.

As enterprise customers look to scale deployments, we anticipate price reduction pressures while those volumes may not result in similar cost reductions. This may result in downward margin pressure. If we fail to accurately anticipate the introduction of new technologies, we may possess significant amounts of obsolete inventory that can only be sold at substantially lower prices and gross margins than we anticipated. In addition, if we fail to accurately anticipate the introduction of new technologies, we may be unable to compete effectively due to our failure to offer products most demanded by the marketplace. If any of these failures occur, our sales, profit margins and profitability will be adversely affected.

There are a number of competing providers of microdisplay-based personal display technology, and we may fail to capture a substantial portion of the personal display market.

In addition to competing with direct view displays, we also compete with microdisplay-based personal display technologies that have been developed by other companies. Our primary personal display competitors are or have included Vuzix, Inc, Carl Zeiss, Inc., Sony, Epson, Alphabet (Google), Brother International, 5DT Inc., eMagin Corporation, Meta/Facebook (Oculus), Avegant, Kopin Corporation, Magic Leap, Lenovo, Microsoft, HTC, MicroVision, Inc., Lumus Ltd., Kaiser Electro Optics Inc., Garmin, Optinvent, HTC Valve, LGE, N-Real, Epson, Zebra and Accupix of Korea. Numerous other start-up companies have announced their intentions to offer smart wearable display products and developer kits in the near future. Further, industry blogs have speculated that companies such as Apple may offer AR glasses in the near future.

Most of our competitors have greater financial, marketing, distribution and technical resources than we do. Moreover, our competitors may succeed in developing new microdisplay-based personal display technologies and near-eye products that are more affordable or have more desirable features than our technology. If our products are unable to capture a reasonable portion of the smart wearable display market, our business strategy may fail.

Product quality issues and a higher-than-expected number of warranty claims or returns could harm our business and operating results.

The products that we sell could contain defects in design or manufacture. Defects could also occur in the products or components that are supplied to us. There can be no assurance we will be able to detect and remedy all defects in the hardware and software we sell, which could result in product recalls, product redesign efforts, loss of revenue, reputational damage and significant warranty and other remediation expenses. Similar to other mobile and consumer electronics, our products have a risk of overheating in the course of usage or upon malfunction. Any such defect could result in harm to property or in personal injury. If we determine that a product does not meet product quality standards or may contain a defect, the launch of such product could be delayed until we remedy the quality issue or defect. The costs associated with any protracted delay necessary to remedy a quality issue or defect in a new product could be substantial.

We generally provide a 1-year warranty on all of our products. The occurrence of any material defects in our products could expose us to liability for damages and warranty claims in excess of our current reserves, and we could incur significant costs to correct any defects, warranty claims or other problems. In addition, if any of our product designs are defective or are alleged to be defective, we may be required to participate in a recall campaign. In part due to the terms of our warranty policy, any failure rate of our products that exceeds our expectations may result in unanticipated losses. Any negative publicity related to the perceived quality of our products could affect our brand image and decrease distributor and consumer confidence and demand, which could adversely affect our operating results and financial condition. Further, accidental damage coverage and extended warranties are regulated in the United States at the state level and are treated differently within each state. Additionally, outside of the United States, regulations for extended warranties and accidental damage vary from country to country. Changes in the interpretation of the regulations concerning extended warranties and accidental damage coverage on a federal, state, local or international level may cause us to incur costs or have additional regulatory requirements to meet in the future in order to continue to offer our support services. Our failure to comply with past, present and future similar laws could result in reduced sales of our products, reputational damage, penalties and other sanctions, which could harm our business and financial condition.

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Our business and products are subject to government regulation, and we may incur additional compliance costs or, if we fail to comply with applicable regulations, may incur fines or be forced to suspend or cease operations.

Our products must comply with certain requirements of the U.S. Federal Communications Commission (FCC) regulating electromagnetic radiation in order to be sold in the U.S. and with comparable requirements of the regulatory authorities of the European Union (EU) and other jurisdictions in order to be sold in those jurisdictions. We are also subject to various governmental regulations related to toxic, volatile, and other hazardous chemicals used in connection with parts of our manufacturing process, including the Restriction of Certain Hazardous Substances Directive (RoHS) issued by the EU effective July 1, 2006. This directive restricts the distribution of products within the EU that exceed very low maximum concentration values of certain substances, including lead.

We believe that all our current enterprise products comply with the regulations of the jurisdictions in which they are sold. Our failure to comply with these regulations in the future could result in the imposition of fines or in the suspension or cessation of our operations in the applicable jurisdictions. Additional regulations applicable to our business may be enacted in the United States or other jurisdictions in the future. Compliance with regulations enacted in the future could substantially increase our cost of doing business or otherwise have a material adverse effect on our results of operations and our business.

Disruptions in our production could adversely affect our operating results.

If we were to experience any significant disruption in the operation of our facilities, we would be unable to supply our products to our customers. Many of our sales contracts include financial penalties for late delivery. In the past, we have experienced power outages at our facilities, which ranged in duration from one to four days. Additionally, as we introduce new equipment into our manufacturing processes, our display products could be subject to especially wide variations in manufacturing yields and efficiency. We may experience manufacturing problems that would result in delays in product introduction and delivery or yield fluctuations.

If our information technology security systems were infiltrated and confidential and/or proprietary information were taken, we could be subject to fines, lawsuits and loss of customers.

Significantly larger organizations with much greater resources than us have been the victim of cybercrimes. We rely on our electronic information systems to perform routine transactions to run our business. We transact business over the internet with customers, vendors and our subsidiaries and have implemented security measures to protect unauthorized access to this information. We have also implemented security policies that limit access via the internet from the Company to the outside world based on the individual’s position in the Company. We routinely receive security patches from software providers for the software we use. Our primary concerns are inappropriate access to personnel information, information covered under the International Traffic in Arms Regulation, product designs and manufacturing information, financial information and our intellectual property, trade secrets and know-how.

If we fail to keep pace with changing technologies, we may lose customers.

Rapidly changing customer requirements, evolving technologies and industry standards characterize our industries. To achieve our goals, we need to enhance our existing products and develop and market new products that keep pace with continuing changes in industry standards, requirements and customer preferences. We may be unable to bring to market technologies and products that are attractive to our customers, and as a result, our business, financial condition and results of operations may be materially adversely affected.

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Customer demands and new regulations related to conflict-free minerals may adversely affect us.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) imposes disclosure requirements regarding the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries in products, whether or not these products are manufactured by third parties. These requirements could affect the pricing, sourcing and availability of minerals used in the manufacture of semiconductor devices (including our products). Our supply chain is complex, and we may be unable to verify the origins for all metals used in our products. We purchase materials from foreign sources that may not cooperate and provide us with the necessary information to allow us to comply with the Dodd-Frank Act. This may require us to find alternative sources, which could delay product shipments. We may also encounter challenges with our customers and stockholders if we are unable to certify that our products are conflict-free.

Our products could likely experience declining unit prices and we may not be able to offset that decline with production cost decreases or higher unit sales.

In the markets in which we compete, prices of established consumer electronics displays, personal computers, and mobile products tend to decline significantly over time or as new enhanced versions are introduced, frequently every 12 to 24 months. In order to maintain adequate product profit margins over the long term, we believe that we will need to continuously develop product enhancements and new technologies that will either slow price declines of our products or reduce the cost of producing and delivering our products. While we anticipate many opportunities to reduce production costs over time, we may not be able to reduce our component costs. We expect to attempt to offset the anticipated decrease in our average selling price by introducing new products, increasing our sales volumes or adjusting our product mix. If we fail to do so, our results of operations will be materially and adversely affected.

Our business and results of operations may suffer if there are, or if users claim there are, negative effects on eyesight from the long term use of our products.

The personal display products that we currently market or may introduce and market in the future are fairly new and utilize fairly new technology. While virtual display technology has been in use over the past 35 years, sales to the enterprise customers have been limited. Extensive and continual viewing of any display, including standard computer monitors, for hours each day, has the potential to negatively affect eyesight. Accordingly, it is possible that prolonged use of our products may adversely affect a user’s eyesight. We design our products with these considerations in mind to attempt to minimize any potential negative impact. We warn users that extensive daily use without appropriate rest periods may cause eye fatigue that could result in temporary or permanent damage (in much the same way that computer monitor manufacturers now warn users about long-term computer use). Despite our efforts, we may be unable to overcome this risk and such risk could result in claims against us by users of our products. Any such claims, whether or not we are ultimately held liable for them, could diminish the value of our brand, competitive advantages or goodwill and may result in decreased sales and we could incur significant expenses in defending against any such claims. In addition, if we are ultimately held liable for any such claims, the resulting liabilities may have a material adverse effect on our business, financial condition and results of operations.

Product liability claims, whether or not we are ultimately held liable for them, could have a material adverse effect on our business and results of operations.

Our business may expose us to product liability claims. Although no such claims have been brought against us to date, and to our knowledge no such claim is threatened or likely, we may face liability to product users for damages resulting from the design or manufacture of our products. Any such claims, whether or not we are ultimately held liable for them, could diminish the value of our brand, competitive advantages or goodwill and result in decreased sales and we could incur significant expenses in defending against any such claims. While we plan to obtain and maintain product liability insurance coverage, product liability claims made against us may exceed coverage limits or fall outside the scope of such coverage. Also, insurance may not be available at commercially reasonable rates or at all. We do not have any such product liability insurance in effect.

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Our failure to effectively manage growth could harm our business.

We have rapidly and significantly expanded the number and types of products we sell, and we will endeavor to further expand our product portfolio. We must regularly introduce new products and technologies, enhance existing products, and effectively stimulate customer demand for new products and upgraded versions of our existing products.

This expansion of our products places a significant strain on our management, operations and engineering resources. Specifically, the areas that are strained most by our growth include the following:

●	New Product Launch: With the growth of our product portfolio, we anticipate increased complexity in coordinating product development, manufacturing, and shipping. As this complexity increases, it places a strain on our ability to accurately coordinate the commercial launch of our products with adequate supply to meet anticipated customer demand and effective marketing to stimulate demand and market acceptance. If we are unable to scale and improve our product launch coordination, we could frustrate our customers and lose retail shelf space and product sales;

●	Forecasting, Planning and Supply Chain Logistics: With the growth of our product portfolio, we also experience increased complexity in forecasting customer demand, in planning for production, and in transportation and logistics management. If we are unable to scale and improve our forecasting, planning and logistics management, we could frustrate our customers, lose product sales or accumulate excess inventory; and

●	Support Processes: To manage the growth of our operations, we will need to continue to improve our transaction processing, operational and financial systems, and procedures and controls to effectively manage the increased complexity. If we are unable to scale and improve these areas, the consequences could include delays in shipment of product, degradation in levels of customer support, lost sales, decreased cash flows, and increased inventory. These difficulties could harm or limit our ability to expand.

If our customers are not satisfied with our technical support, firmware or software updates on some of our products, they may choose not to purchase our products, which would adversely impact our business and operating results.

Our business relies, in part, on our customers’ satisfaction with the technical support, firmware, software and security updates we provide to support our products. If we fail to provide technical support services and necessary updates that are responsive, satisfy our customers’ expectations and resolve issues that they encounter with our products, customers may choose not to purchase additional products and we may face brand and reputational harm, which could adversely affect our operating results.

We are subject to governmental export and import controls and economic sanctions laws that could subject us to liability and impair our ability to compete in international markets.

The U.S. and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of some technologies. Our products are subject to U.S. export controls, including the Commerce Department’s Export Administration Regulations and various economic and trade sanctions regulations established by the Treasury Department’s Office of Foreign Assets Controls, and exports of our products must be made in compliance with these laws. Furthermore, U.S. export control laws and economic sanctions prohibit the provision of products and services to countries, governments, and persons targeted by U.S. sanctions. Even though we take precautions to prevent our products from being provided to targets of U.S. sanctions, our products, including our firmware updates, could be provided to those targets or provided by our customers despite such precautions. Any such provision could have negative consequences, including government investigations, penalties and reputational harm. Our failure to obtain the required import or export approval for our products could harm our international and domestic sales and adversely affect our revenue.

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Our facilities and information systems and those of our key suppliers could be damaged as a result of disasters, terrorism or unpredictable events, which could have an adverse effect on our business operations.

We operate the majority of our business from one location in Henrietta, New York (a suburb of Rochester). We also rely on third-party manufacturing plants and third-party logistics, sales and marketing facilities in the U.S. and in other parts of the world to provide key components for our products and services. If major disasters such as earthquakes, pandemics, fires, floods, wars, computer viruses, transportation disasters or other events occur in any of these locations, or our information systems or communications network or those of any of our key component suppliers breaks down or operates improperly as a result of such events, our facilities or those of our key suppliers may be seriously damaged, and we may have to stop or delay production and shipment of our products. We may also incur expenses relating to such damages. If production or shipment of our products or components is stopped or delayed or if we incur any increased expenses as a result of damage to our facilities, our business, operating results and financial condition could be materially adversely affected.

In addition, terrorist acts or acts of war may cause damage or disruption to our facilities, information systems, vendors, employees and customers, which could significantly harm our sales and results of operations. In the future, fears of war or additional acts of terrorism may have a negative effect on customer spending, as well as have an adverse effect on the economy in general.

We do not control our component suppliers, service providers and contract manufacturers or currently require them to comply with a formal code of conduct, and actions that they might take could harm our reputation and sales.

We do not control our component suppliers, service providers and contract manufacturers, including their labor, environmental or other practices, or require them to comply with a formal code of conduct. Though we conduct periodic visits to some of our contract manufacturers and suppliers, these visits are not frequent or thorough enough to detect noncompliance with applicable laws and good industry practices. A violation of labor, environmental or other laws by our contract manufacturers or suppliers, or a failure of these parties to follow ethical business practices, could lead to negative publicity and harm our reputation. In addition, we may choose to seek alternative manufacturers or suppliers if these violations or failures were to occur. Identifying and qualifying new manufacturers or suppliers can be time consuming and we might not be able to substitute suitable alternatives in a timely manner or at an acceptable cost. Other consumer products companies have faced significant criticism for the actions of their manufacturers and suppliers, and we could face such criticism ourselves. Any of these events could adversely affect our brand, harm our reputation, reduce demand for our products and harm our ability to meet demand if we need to identify alternative manufacturers or suppliers.

The requirements of being a public company.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. We may need to hire more employees in the future to comply with these requirements, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us, and our business may be harmed.

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We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board and qualified executive officers.

As a result of the disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in increased threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

Risks Associated with Intellectual Property

If we are unable to obtain software license relationships or other relationships relating to the intellectual property we may use, our ability to grow revenue and achieve profitability and positive cash flow may be negatively affected.

While we do not currently license any software from third parties, we may find it advantageous to do so in the future. If so, we would be responsible to comply with the terms of a license, or our license could be canceled. Companies may decide to stop supporting the software we license, or new versions of the software may not be compatible with our software, which would require us to rewrite our software, which we may not be able to do. In that case, if we are reliant on software licensed from third parties and unable to rewrite any incompatible software licensed from them, our ability to grow revenue and achieve profitability and positive cash flow may be negatively affected.

We may incur substantial costs or lose important rights as a result of litigation or other proceedings relating to our products, patents and other intellectual property rights.

In recent years, there has been significant litigation involving patents and other intellectual property rights in many technology-related industries. As a result, there may be U.S. patent applications pending of which we are unaware that may be infringed by the use of our technology or a part thereof, thus substantially interfering with the future conduct of our business. In addition, there may be issued patents in the United States or other countries that are pertinent to our business of which we are not aware. We and our customers could be sued by other parties for patent infringement in the future. Such lawsuits could subject us and them to liability for damages or require us to obtain additional licenses that could increase the cost of our products, which might have an adverse effect on our sales.

In addition, in the future, we may assert our intellectual property rights by instituting legal proceedings against others. We may not be able to successfully enforce our patents in any lawsuits we may commence. Defendants in any litigation we may commence enforcing our patents may attempt to establish that our patents are invalid or are unenforceable. Any patent litigation could lead to a determination that one or more of our patents are invalid or unenforceable. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with the prosecution of the patent withheld relevant information from the United States Patent and Trademark Office (“USPTO”), or made a misleading statement, during prosecution. Third parties may raise claims challenging the validity or enforceability of a patent before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include reexamination, post-grant review, inter partes review, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our products, any future product candidates or other proprietary technologies we may develop. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we or our licensing partners and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on the Six15 ST1® Head-Up Display or our other products, any future product candidates or other proprietary technologies we may develop.

There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patents do not cover the invention. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Our ability to derive sales from products or technologies covered by these patents could be adversely affected.

Whether we are defending the assertion of third-party intellectual property rights against our business as a result of the use of our technology, or we are asserting our intellectual property rights against others, such litigation can be complex, costly, protracted and highly disruptive to our business operations by diverting the attention and energies of management and key technical personnel. As a result, the pendency or adverse outcome of any intellectual property litigation to which we are subject could disrupt business operations, require the incurrence of substantial costs and subject us to significant liabilities, each of which could severely harm our business.

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Plaintiffs in intellectual property cases often seek injunctive relief. Any intellectual property litigation commenced against us could force us to take actions that could be harmful to our business and thus to our sales, including the following:

●	discontinuing selling the products that incorporate or otherwise use technology that contains our allegedly infringing intellectual property;

●	attempting to obtain a license to the relevant third party intellectual property, which may not be available on reasonable terms or at all; or

●	attempting to redesign our products to remove our allegedly infringing intellectual property.

If we are forced to take any of the foregoing actions, we may be unable to manufacture and sell products that incorporate our technology at a profit, if at all. Furthermore, the measure of damages in intellectual property litigation can be complex and is often subjective or uncertain. If we were to be found liable for infringement of proprietary rights of a third party, the amount of damages we might have to pay could be substantial and is difficult to predict. Decreased sales of our products incorporating our technology would adversely affect our sales. Any necessity to procure rights to the third party technology might cause us to negotiate the royalty terms of the third party license which could increase our cost of production or, in certain cases, terminate our ability to build some of our products entirely.

We may become involved in lawsuits to protect or enforce our other intellectual property rights, which could be expensive, time consuming and unsuccessful.

In addition to patents, as addressed above, competitors may infringe our trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, trademarks, copyrights or other intellectual property. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

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In any infringement litigation, any award of monetary damages we receive may not be commercially valuable. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing, misappropriating or successfully challenging our intellectual property rights. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could negatively impact our ability to compete in the marketplace.

The process of seeking patent protection can be time consuming and expensive and we cannot be certain that patents will be issued from currently pending or future patent applications. We cannot be certain that domestic or foreign intellectual property laws will allow protection of our intellectual property rights or that others will not independently develop similar products, duplicate our products or design around any patents issued or licensed to us.

We may be subject to or may initiate contested patent or patent application proceedings in the United States Patent and Trademark Office, foreign patent offices or the courts, which can demand significant financial and management resources. Patent applications in the U.S. typically are maintained in secrecy until they are published about 18 months after their earliest claim to priority. As the publication of discoveries in the scientific and patent literature lags behind actual discoveries, we cannot be certain that we were the first to conceive of inventions covered by our pending patent applications or the first to file patent applications on such inventions. We also cannot be certain that our pending patent applications or those of our licensors will result in issued patents or that any issued patents will provide adequate protection against a competitor. In addition, we cannot be certain that others will not obtain patents that we would need to license or could force us to retool or cease manufacturing and sales of products covered by these patents, nor can we be sure that licenses, if needed, would be available to us on favorable terms, if at all.

If we cannot obtain and maintain appropriate patent and other intellectual property rights protection for our technology, our business will suffer.

The value of our personal display and related technologies is dependent, in part, on our ability to secure and maintain appropriate patent and other intellectual property rights protection. We intend to continue to aggressively pursue additional patent protection for our new products and technology. Although we own many patents covering our technology that have already been issued, we may not be able to obtain additional patents that we apply for, or that any of these patents, once issued, will give us commercially significant protection for our technology, or will be found valid if challenged. Moreover, we have not obtained patent protection for some of our technology in all foreign countries in which our products might be manufactured or sold. In any event, the patent laws and enforcement regimes of other countries may differ from those of the United States as to the patentability of our personal display and related technologies and the degree of protection afforded.

Any patent or trademark registration owned by us may be challenged and invalidated or circumvented. Patents may not issue from any of our pending or future patent applications. Any claims and issued patents or pending patent applications may not be broad or strong enough and may not be issued in all countries where our products can be sold, or our technologies can be licensed to provide meaningful protection against any commercial damage to us. Further, others may develop technologies that are similar or superior to our technologies, duplicate our technologies or design around the patents owned by us. Effective intellectual property protection may be unavailable or limited in certain foreign countries. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise use aspects of our processes and devices that we regard as proprietary. Policing unauthorized use of our proprietary information and technology is difficult and our efforts to do so may not prevent the misappropriation of our technologies. In the event that our intellectual property protection is insufficient to protect our intellectual property rights, we could face increased competition in the market for our products and technologies, which could have a material adverse effect on our business, financial condition and results of operations.

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We may become engaged in litigation to protect or enforce our patent and other intellectual property rights or in International Trade Commission proceedings to abate the importation of goods that would compete unfairly with our products. In addition, we may have to participate in interference or reexamination proceedings before the United States Patent and Trademark Office, or in opposition, nullification or other proceedings before foreign patent offices, with respect to our patents or patent applications. All of these actions would place our patents and other intellectual property rights at risk and may result in substantial costs to us as well as a diversion of management attention. Moreover, if successful, these actions could result in the loss of patent or other intellectual property rights protection for the key technologies on which our business strategy depends.

Despite our efforts to protect our intellectual property rights, intellectual property laws afford us only limited protection. A third party could copy or otherwise obtain information from us without authorization. Accordingly, we may not be able to prevent the misappropriation of our intellectual property or deter others from developing similar products or services. Further, monitoring the unauthorized use of our intellectual property is difficult. Litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type could result in substantial costs and diversion of resources may result in counterclaims or other claims against us and could significantly harm our results of operations. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

 As is commonplace in technology companies, we employ individuals who were previously employed at other technology companies. To the extent our employees are involved in research areas that are similar to those areas in which they were involved at their former employers, we may be subject to claims that such employees or we have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of the former employers. Litigation may be necessary to defend against such claims. Litigation of this type could result in substantial costs to us and divert our resources.

We may not be able to protect our intellectual property rights throughout the world, which could negatively impact our business.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States. In some cases, we may not be able to obtain patent protection for certain technology outside the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, even in jurisdictions where we do pursue patent protection. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, even in jurisdictions where we do pursue patent protection or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents if pursued and obtained, or marketing of competing products in violation of our proprietary rights generally. In addition, some jurisdictions, such as Europe, Japan and China, may have a higher standard for patentability than the United States, including, for example, the requirement of claims having literal support in the original patent filing and the limitation on using supporting data that is not in the original patent filing. Under those heightened patentability requirements, we may not be able to obtain or maintain sufficient patent protection in certain jurisdictions even though the same or similar patent protection can be secured in the United States and other jurisdictions.

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Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Additionally, such proceedings could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties for any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

Our business depends in part on access to third-party platforms or technologies, and if the access is withdrawn, denied, or is not available on terms acceptable to us, or if the platforms or technologies change without notice to us, our business and operating results could be adversely affected.

With the growth of mobile devices and personal voice assistants, cloud services and AI, the number of supporting platforms has grown, and with it the complexity and increased need for us to have business and contractual relationships with the platform owners in order to produce products compatible with these platforms and enable access to and use of these platforms with our products. Our product strategy includes current and future products designed for use with third-party platforms or software. Our business in these categories relies on our access to the platforms of third parties, some of whom are our competitors. Platform owners that are competitors may limit or decline access to their platforms, and in any case, have a competitive advantage in designing products for their own platforms and may produce products that work better, or are perceived to work better, than our products in connection with those platforms. As we expand the number of platforms and software applications with which our products are compatible, we may not be successful in launching products for those platforms or software applications and/or we may not be successful in establishing strong relationships with the new platform or software owners, which could negatively impact our ability to develop and produce high-quality products on a timely basis for those platforms and software applications. We may otherwise fail to navigate various new relationships, which could adversely affect our relationships with existing platform or software owners.

Our access to third-party platforms may also require paying a subscription, access, royalty or licensing fee, which lowers our product margins or may otherwise be on terms that are not acceptable to us. In addition, the third-party platforms or technologies used to interact with our product portfolio can be delayed in production or can change without prior notice to us, which can result in our having excess inventory, lower margins, or customer support issues.

If we are unable to access third-party platforms or technologies, or if our access is withdrawn, denied, or is not available on terms acceptable to us, or if the platforms or technologies are delayed or change without notice to us, our business and operating results could be adversely affected.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We engage reputable law firms and other professionals to help us comply with such requirements. In addition, periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will have to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned patents and/or applications and any patent rights we may own or license in the future. We rely on outside counsel and third parties to pay these fees payable to such patent agencies. We engage reputable law firms and other professionals to help us comply. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products or technologies, we may not be able to stop a competitor from marketing products that are the same as or similar to the Six15 ST1® Head-Up Display, our other products or any future product candidates, which would have a material adverse effect on our business. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which noncompliance can result in irretrievable abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market and this circumstance could harm our business.

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Intellectual property rights do not necessarily address all potential threats to our business.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business. The following examples are illustrative:

●	others may be able to make devices or components that are similar to the Six15 ST1® Head-Up Display, our other products or any future product candidates but that are not covered by the claims of any patents, should they issue, that we own or license;

●	we or any strategic partners might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or license;

●	we might not have been the first to file patent applications covering certain of our inventions;

●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

●	it is possible that our patent applications will not lead to issued patents;

●	issued patents that we own or license may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges;

●	our competitors might conduct research and development activities in the United States or other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

●	we may not develop additional proprietary technologies that are patentable;

●	the patents of others may have an adverse effect on our business; and

●	we may choose not to file for patent protection in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our proprietary information, our business and competitive position would be harmed.

In addition to seeking patent and trademark protection for Six15 Technologies, we also rely on confidentiality agreements to protect our unpatented know-how, technology and other proprietary information, to maintain our competitive position. Trade secrets and know-how can be difficult to document and protect. In particular, the trade secrets and know-how in connection with our development programs and other proprietary technology we may develop may over time be available within the industry through independent development.

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We seek to protect our proprietary information, in part, by entering into nondisclosure and confidentiality agreements with parties who have access to it, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. In addition, we may not be able to obtain adequate remedies for any such breaches. Enforcing a claim that a party illegally disclosed or misappropriated proprietary information is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are unwilling to protect trade secrets.

We may be subject to claims that third parties have an ownership interest in our trade secrets. For example, we may have disputes arise from conflicting obligations of our employees, consultants or others who are involved in developing the Six15 ST1® Head-Up Display, our other products or any future product candidate. Litigation may be necessary to defend against these and other claims challenging ownership or the proprietary nature of our trade secrets. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable trade secret rights, such as exclusive ownership of or right to use trade secrets that are important to the Six15 ST1® Head-Up Display, our other products or any future product candidates or other proprietary technologies we may develop. Such an outcome could have a materially adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management and other employees.

Moreover, our competitors may independently develop knowledge, methods and know-how equivalent to our proprietary information. Competitors could purchase our products and replicate some or all of the competitive advantages we derive from our development efforts for technologies on which we do not have patent protection. If any of our proprietary information were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our proprietary information were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

We also seek to preserve the integrity and confidentiality of our data and other confidential information by maintaining the physical security of our premises and physical, electronic and data security of our information technology systems. While we have confidence in these individuals, organizations, products, services and systems, agreements or security measures may be breached and detecting the disclosure or misappropriation of confidential information and enforcing a claim that a party illegally disclosed or misappropriated confidential information is difficult, expensive and time consuming, and the outcome is unpredictable. Further, we may not be able to obtain adequate remedies for any breach. In addition, our confidential information may otherwise become known or be independently discovered by competitors, in which case we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could negatively impact the success of our business.

Our commercial success depends, in part, upon our ability and the ability of future collaborators, if any, to develop, manufacture, market and sell the Six15 ST1® Head-Up Display, our other products or any future product candidates and use our proprietary technologies without infringing the proprietary rights and intellectual property of third parties. We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to the Six15 ST1® Head-Up Display, our other products or any future product candidates and technology, including interference proceedings, post-grant review and inter partes review before the USPTO. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. There is a risk that third parties may choose to engage in litigation with us to enforce or otherwise assert their patent rights against us. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could negatively impact our ability to commercialize our current Six15 ST1® Head-Up Display, our other products and any future product candidates. In order to successfully challenge the validity of any such U.S. patent in a federal district court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If we are found to infringe a third party’s valid and enforceable intellectual property rights, we could be required to obtain a license from such third party to continue developing, manufacturing and marketing our product candidate(s) and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. We could be forced, including by court order, to cease developing, manufacturing and commercializing the infringing technology or product candidate. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. A finding of infringement could prevent us from manufacturing and commercializing the Six15 ST1® Head-Up Display, our other products or any future product candidates or force us to cease some or all of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business, financial condition, results of operations and prospects.

We may in the future pursue invalidity proceedings with respect to third-party patents. The outcome following legal assertions of invalidity is unpredictable. Even if resolved in our favor, these legal proceedings may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. Such proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such proceedings adequately. Some of these third parties may be able to sustain the costs of such proceedings more effectively than we can because of their greater financial resources. If we do not prevail in the patent proceedings, third parties may assert a claim of patent infringement directed at the Six15 ST1® Head-Up Display, our other products or any future product candidates.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that one or more former employees, collaborators or other third parties have an interest in our patent rights, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting ownership or assignment obligations of consultants or others who are involved in developing the Six15 ST1® Head-Up Display, our other products or any future product candidates or other proprietary technologies we may develop. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership of our patent rights, trade secrets or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to any future product candidates or other proprietary technologies we may develop. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims asserting that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants or advisors are currently, or were previously, employed at other companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual or his or her current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

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In addition, we may in the future be subject to claims by our former employees or consultants asserting an ownership right in our patents or patent applications, as a result of the work they performed on our behalf. Although it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own, and we cannot be certain that our agreements with such parties will be upheld in the face of a potential challenge or that they will not be breached, for which we may not have an adequate remedy. The assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims are likely to be expensive to pursue and there can be no assurance that we would prevail in any event. Failure to secure ownership of intellectual property could have a material adverse effect on our business, financial conditions, results of operations and prospects.

Changes in U.S. patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our future product candidates.

The United States enacted and implemented wide-ranging patent reform legislation in 2013. The Supreme Court of the United States has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value, validity and coverage of patents generally, including patents already obtained. Depending on actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions, changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future.

If we fail to renew, register or otherwise protect our trademarks, the value of our brand names may decline, and we may be unable to use those names in certain geographical areas.

We believe our copyrights and trademarks are critical to our success. We rely on trademark, copyright and other intellectual property laws to protect our proprietary rights. If we fail to properly register and otherwise protect our trademarks, service marks and copyrights, we may lose our rights, or our exclusive rights, to them. In that case, our ability to effectively market and sell our products and services could suffer, which could harm our business.

Risks Related to Manufacturing

We depend on small number of third parties to provide integrated circuit chip sets and other critical components for use in our products.

We do not manufacture the integrated circuit chip sets, microprocessors, wireless chips, optics, microdisplays, backlights, projection engines, printed circuit boards or other electronic components which are used in our products. Instead, we purchase them from a small number of third-party suppliers or rely on third-party independent contractors for these integrated circuit chip sets and other critical components, some of which are customized or custom made for us. We had three vendors which accounted for approximately 17%, 12% and 10% of total purchases for the year ended December 31, 2022 and three vendors which accounted for approximately 23%, 17% and 6% of total purchases for the year ended December 31, 2021.

We also may use third parties to assemble all or portions of our products. Some of these third-party contractors and suppliers are small companies with limited financial resources. In addition, any partial or full government-mandated shutdowns resulting from COVID-19 may cause supply chain disruptions. If any of these third-party contractors or suppliers were unable or unwilling to supply these integrated circuit chip sets or other critical components to us, we would be unable to manufacture and sell our products until a suitable replacement supplier could be found. We may be unable to find, if and when needed, a replacement third-party contractor or supplier on reasonable terms or in a timely manner. Any interruption in our ability to manufacture and distribute our products could cause our business to be unsuccessful.

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The consumer electronics industry is subject to significant fluctuations in the availability of components. If we do not properly anticipate the need for critical components, we may be unable to meet the demands of our customers and end users.

The availability of certain of the components that we require to produce our products may decrease. As the availability of components decreases, the cost of acquiring those components ordinarily increases. High growth product categories have experienced chronic shortages of components during periods of exceptionally high demand. If we do not properly anticipate the need for or procure critical components, we may pay higher prices for those components, our gross margins may decrease and we may be unable to meet the demands of our customers and end users, which could reduce our competitiveness, cause a decline in our market share and have a material adverse effect on our results of operations.

Unanticipated disruptions in our operations or slowdowns by our suppliers, distributors and shipping companies could adversely affect our ability to deliver our products and service our customers.

Our ability to provide high-quality customer service, process and fulfill orders and manage inventory depends on the efficient, timely and uninterrupted performance of our manufacturing and distribution facilities and our management information systems and the facilities and systems of our third-party suppliers, distributors and shipping companies.

Any material disruption or slowdown in the operation of our manufacturing and distribution facilities or our management information systems, or comparable disruptions or slowdowns suffered by our principal suppliers, distributors or shippers could cause delays in our ability to receive, process and fulfill customer orders and may cause orders to be canceled, lost or delivered late, goods to be returned or receipt of goods to be refused. If any of these events occur, our sales and operating results could be materially and adversely affected.

If we acquire any companies or technologies in the future, they could prove difficult to integrate, disrupt our business, dilute stockholder value or have an adverse effect on our results of operations.

We intend to expand our business primarily through internal growth, but from time to time we may consider strategic acquisitions. Any future acquisition would involve numerous risks including:

●	potential disruption of our ongoing business and distraction of management;

●	difficulty integrating the operations and products of the acquired business;

●	unanticipated expenses related to technology integration;

●	exposure to unknown liabilities, including litigation against the companies we may acquire;

●	additional costs due to differences in culture, geographic locations and duplication of key talent; and

●	potential loss of key employees or customers of the acquired company.

Additionally, to finance an acquisition we may incur substantial amounts of indebtedness, which would affect our balance sheet and results of operations, or we may issue a substantial number of shares of our common stock, which may be dilutive to our stockholders. If we make acquisitions in the future, acquisition-related accounting charges may affect our balance sheet and results of operations. We may not be successful in addressing these risks or any other problems encountered in connection with any acquisitions.

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Risks Related to this Offering

Our management will have broad discretion over the use of any net proceeds from this offering and you may not agree with how we use the proceeds, and the proceeds may not be invested successfully.

Our management will have broad discretion as to the use of any net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering and in ways that do not necessarily improve our results of operations or enhance the value of our common stock, including, without limitation, redeeming our Series A Preferred Units which have a redemption date of December 31, 2023. Accordingly, you will be relying on the judgment of our management with regard to the use of any proceeds from this offering and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for you.

Investors in this offering will experience immediate and substantial dilution in net tangible book value.

The initial public offering price per share is substantially higher than the pro forma, as adjusted, net tangible book value per share of our outstanding shares of common stock. As a result, investors in this offering will incur immediate dilution of $              per share, based on the public offering price of $              per share. Investors in this offering will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. See “Dilution” for a more complete description of how the value of your investment will be diluted upon the completion of this offering.

If we issue shares of preferred stock your rights as a holder of our common stock or warrants may be materially adversely affected.

As of the date of this prospectus, we are authorized to issue up to 10,000,000 shares of “blank check” preferred stock, of which none are issued and outstanding. The designations, rights and preferences of our preferred stock may be determined from time to time by our Board. Accordingly, our Board is empowered, without stockholder approval, to issue one or more series of preferred stock with dividend, liquidation, conversion, voting or other rights superior to those of the holders of our common stock. For example, an issuance of shares of preferred stock could:

●	adversely affect the voting power of the holders of our common stock;

●	make it more difficult for a third party to gain control of us;

●	discourage bids for our common stock;

●	limit or eliminate any payments that the holders of our common stock could expect to receive upon our liquidation; or

●	adversely affect the market price of our common stock.

Sales of a significant number of shares of our common stock in the public markets, or the perception that such sales could occur, could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public markets could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock would have on the market price of our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Several analysts may cover our stock. If one or more of those analysts downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

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Risks Related to Ownership of Our Securities

There has been no public market for our common stock prior to this offering, and an active market in which investors can resell their shares may not develop or be sustained.

Prior to this offering, there has been no public market for our common stock. All investments in securities involve the risk of loss of capital. No guarantee or representation is made that an investor will receive a return of its capital. The value of our common stock can be adversely affected by a variety of factors, including development problems, regulatory issues, technical issues, commercial challenges, competition, legislation, government intervention, industry developments and trends, and general business and economic conditions. We cannot predict the extent to which an active market for our common stock will develop or be sustained after this offering, or how the development of such a market might affect the market price of our common stock.

The public price of our common stock may be volatile, and could, following a sale decline significantly and rapidly.

The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may decline below the initial offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in the offering, or at all. Following this offering, the public price of our common stock in the secondary market will be determined by private buy and sell transaction orders collected from broker-dealers.

In addition, the stock market in general has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to operating performance of individual companies, particularly following an initial public offering of a company with a small public float. There is the potential for rapid and substantial price volatility of our common stock following this offering. These broad market factors may seriously harm the market price of our common stock, regardless of our actual or expected operating performance and financial condition or prospects, which may make it difficult for investors to assess the rapidly changing value of our common stock. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A class action suit against us could result in significant liabilities and, regardless of the outcome, could result in substantial costs and the diversion of our management’s resources and attention.

We may not be able to satisfy the continued listing requirements of  Nasdaq to maintain a listing of our common stock.

If our common stock is listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we violate the maintenance requirements for continued listing of our common stock, our common stock may be delisted. In addition, our Board may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from Nasdaq may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. In addition, the delisting of our common stock could significantly impair our ability to raise capital.

Substantial amounts of our outstanding shares may be sold into the market when lock-up or market standoff periods end. If there are substantial sales of shares of our common stock, the price of our common stock could decline.

All of our outstanding shares of common stock held by our directors, executive officers and stockholders are subject to contractual lock-up restrictions on resale as more fully described in the section titled “Underwriting” in this prospectus. If these stockholders sell or indicate an intent to sell, substantial amounts of our common stock in the public market after the expiration of the applicable lock-up period, the trading price of our common stock could decline significantly and could decline below the public offering price.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.

Once we become a reporting company, we will be required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal controls over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting or disclosure of our public accounting firm’s attestation to or report on management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

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A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may become inadequate because of changes in conditions or the degree of compliance with policies or procedures may deteriorate. Because of inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

If we fail to comply with the rules and regulations under the Sarbanes-Oxley Act, our operating results, our ability to operate our business and investors’ views of us may be harmed.

Section 404 of the Sarbanes-Oxley Act requires public companies to conduct an annual review and evaluation of their internal controls. Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be evaluated frequently. Our failure to maintain the effectiveness of our internal controls in accordance with the requirements of the Sarbanes-Oxley Act could have a material adverse effect on our business. We could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the price of our common stock. In addition, our efforts to comply with the rules and regulations under Sarbanes-Oxley or new or changed laws, regulations, and standards may differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice. Regulatory authorities may investigate transactions disclosed in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and if legal proceedings are initiated against us, it may harm our business.

If we engage in future acquisitions or strategic collaborations, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.

From time to time, we may evaluate various acquisitions and strategic collaborations, including licensing or acquiring complementary intellectual property rights, technologies or businesses, as deemed appropriate to carry out our business plan. Any potential acquisition or strategic partnership may entail numerous risks, including:

●	increased operating expenses and cash requirements;

●	the assumption of additional indebtedness or contingent liabilities;

●	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

●	the diversion of our management’s attention from our existing programs and initiatives in pursuing such a strategic partnership, merger or acquisition;

●	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

●	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and

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●	our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we engage in future acquisitions or strategic partnerships, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities, and this inability could impair our ability to grow or obtain access to technology that may be important to the development of our business.

If research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, our share price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or financial analysts publish about us or our business. We do not have any control over the analysts or the content and opinions included in their reports. The price of our shares could decline if one or more equity research analysts downgrade our shares or issue other unfavorable commentary or research about us. If one or more equity research analysts ceases coverage of us or fails to publish reports on us regularly, demand for our shares could decrease, which in turn could cause the trading price or trading volume of our common stock to decline.

Our status as an “emerging growth company” under the JOBS Act and a “smaller reporting company,” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common shares less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, and we intend to take advantage of some of the exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	not being required to hold a nonbinding advisory vote on executive compensation or obtain stockholder approval of any golden parachute payments not previously approved.

In addition, as an “emerging growth company” the JOBS Act allows us to delay the adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies unless we later elect not to avail ourselves of this exemption. We have elected to use this extended transition period under the JOBS Act. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make a comparison of our financials to those of other public companies more difficult. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (1) following the fifth anniversary of the completion of this offering, (2) in which we have total annual gross revenue of at least $1.235 billion or (3) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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We are also a “smaller reporting company” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements in our Annual Report on Form 10-K, and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation. To the extent we take advantage of such reduced disclosure obligations, it may also make a comparison of our financial statements with other public companies difficult or impossible. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our common shares held by non-affiliates exceeds $250 million as of the end of that year’s second fiscal quarter, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common shares held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter.

Investors may find our common stock less attractive to the extent we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We have broad discretion in the use of our cash and cash equivalents, including the net proceeds from this offering, and may use them ineffectively, in ways in which you do not agree or in ways that do not increase the value of your investment.

Our management will have broad discretion in the application of our cash and cash equivalents, including the net proceeds from this offering, and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply our cash and cash equivalents effectively could result in financial losses that could negatively impact our business and cause the price of our common stock to decline. Pending their use, we may invest our cash and cash equivalents, including the net proceeds from this offering, in a manner that does not produce income or that loses value. See the section titled “Use of Proceeds” for additional information.

We have agreed to indemnify our officers and directors against lawsuits to the fullest extent of the law.

Delaware law permits the indemnification of officers and directors against expenses incurred in successfully defending against a claim. Delaware law also authorizes Delaware corporations to indemnify their officers and directors against expenses and liabilities incurred because of their being or having been an officer or director. Our organizational documents provide for this indemnification to the fullest extent permitted by Delaware law.

Prior to, and in no event not later than, the closing of the offering, we will obtain director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us. There is no guarantee that such insurance coverage will protect us from any damages or loss claims filed against it.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Company pursuant to provisions of the State of Delaware, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control, which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our certificate of incorporation authorizes 10,000,000 shares of “blank check” preferred stock, par value $0.0001 per share, of which none are designated or outstanding. The Board may provide for the issue of any or all of the unissued and undesignated shares of the preferred stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issuance of such shares and as may be permitted by law, without stockholder approval.

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The issuance of preferred stock could adversely affect, among other things, the voting power of holders of common stock and the likelihood that stockholders will receive dividend payments and payments upon our liquidation, dissolution or winding up. The issuance of preferred stock could also have the effect of delaying, deferring or preventing a change in control of the Company which could suppress the market price of our common stock.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, or DGCL, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These anti-takeover provisions and other provisions in our certificate of incorporation and bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our Board or initiate actions that are opposed by the then-current Board and could also delay or impede a merger, tender offer or proxy contest involving our Company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our Board could cause the market price of our common stock to decline.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to support the development of our business and do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our Board after taking into account various factors, including, but not limited to, our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. In addition, our ability to pay dividends on our common stock may be limited by Delaware state law. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” Forward-looking statements reflect the current view about future events. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan,” or the negative of these terms and similar expressions, as they relate to us or our management, identify forward-looking statements. Such statements, include but are not limited to, statements contained in this prospectus relating to our business strategy, our future operating results and liquidity and capital resources outlook. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees of assurance of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation:

●	Our ability to effectively operate our business segments;

●	Our ability to manage our research, development, expansion, growth and operating expenses;

●	Our ability to evaluate and measure our business, prospects and performance metrics;

●	Our ability to compete, directly and indirectly, and succeed in a highly competitive and evolving industry;

●	Our ability to respond and adapt to changes in technology and customer behavior;

●	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand; and

●	Other factors (including the risks contained in the section of this prospectus entitled “Risk Factors”) relating to our industry, our operations and results of operations.

Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $               (or approximately $              if the underwriters fully exercise the Over-Allotment Option) from the sale of the shares of common stock offered by us in this offering, based on an assumed public offering price of $              per share (the midpoint of the price range set forth on the front cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $               per share (the midpoint of the price range set forth on the front cover page of this prospectus) would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $              , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of               shares of our common stock offered by us would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $              , assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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The principal purposes of this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds to us from this offering for general corporate purposes, including working capital.

The table below sets forth the manner in which we expect to use the net proceeds we receive from this offering. All amounts included in the table below are estimates.

Description	Amount
Sales and Marketing	$
Manufacturing
Inventory
Engineering
Repayment of Indebtedness
General Corporate and Working Capital Purposes
Total	$

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

This expected use of net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We may also use a portion of the net proceeds to in-license, acquire or invest in additional businesses, technologies, products or assets. We cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term and intermediate-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have not declared any cash dividends since inception, and we do not anticipate paying any dividends in the foreseeable future. Instead, we anticipate that all of our earnings will be used to provide working capital, to support our operations, and to finance the growth and development of our business. The payment of dividends is within the discretion of the Board and will depend on our earnings, capital requirements, financial condition, prospects, applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits, and other factors our Board might deem relevant. There are no restrictions that currently limit our ability to pay dividends on our common stock other than those generally imposed by applicable state law.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Prior to this offering, our common stock has not been listed on any stock exchange or quoted on any over-the-counter market or quotation system and there has been no public market for our common stock. We have applied to have our common stock listed on Nasdaq under the symbol “SXV,” which listing is a condition of this offering. There can be no assurance that our listing application will be approved. For more information see the section “Risk Factors.”

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As of May 11, 2023, 15,000,000 shares of our common stock were issued and outstanding and were held by 26 stockholders of record.

CAPITALIZATION

The following table sets forth our consolidated cash and capitalization, as of December 31, 2022. Such information is set forth on the following basis:

●	on an actual basis;

●	on a pro forma basis to reflect the issuance of shares of common stock by us upon the automatic conversion of the Convertible Notes in the total outstanding principal amount and accrued interest of $ ; and

●	on a pro forma as adjusted basis to reflect the issuance of shares of common stock upon the automatic conversion of the Convertible Notes discussed above and our receipt of the net proceeds of our sale and issuance of shares of common stock in this offering at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the front cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and after the use of net proceeds therefrom.

You should read the following table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in this prospectus.

The pro forma as adjusted information set forth below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

December 31, 2022
	Actual		Pro Forma		Pro Forma As Adjusted(1) (2)
Cash and cash equivalents	$		$
Short term liabilities, including deferred revenue due within one year	$		$
Long term debt, including senior note and convertible notes payable	$		$
Total liabilities including lease obligations–net of current portion	$		$

Stockholders’ equity:
Common stock, $0.0001 par value, 200,000,000 shares authorized, 15,000,000 shares issued and outstanding, actual as of December 31, 2022; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted; shares issued and outstanding, as adjusted; preferred stock, $0.0001 par value, 10,000,000 shares authorized, 0 shares issued and outstanding, actual; 10,000,000 shares authorized, 0 shares issued and outstanding, as adjusted				10,000	10,000
Additional paid-in capital				0	0
Retained earnings (deficit)

Total stockholders’ equity
Total capitalization		$—		$—	$—

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(1)	The number of issued and outstanding shares as of , 2022 on a pro forma as adjusted basis excludes 2,250,000 shares of common stock reserved for issuance under our 2023 Equity Incentive Plan, shares of common stock issuable upon the exercise of the underwriter’s Over-Allotment Option and shares of our common stock issuable upon the exercise of the Representative Warrant ( shares if the underwriters exercise their option to purchase additional shares in full).

(2)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the front cover page of this prospectus) would increase or decrease, as applicable, the amount of our cash and cash equivalents, additional paid-in capital and total stockholders’ equity by $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of shares of our common stock offered by us would increase or decrease, as applicable, the amount of our cash and cash equivalents, additional paid-in capital and total stockholders’ equity by $ , assuming an initial public offering price of $ (the midpoint of the price range set forth on the front cover page of this prospectus) after deducting estimated underwriting discounts and commissions payable by us.

DILUTION

Purchasers of our common stock in this offering will experience an immediate and substantial dilution in the as adjusted net tangible book value of their shares of common stock. Dilution in as adjusted net tangible book value represents the difference between the public offering price per share and the as adjusted net tangible book value per share of our common stock immediately after the offering.

The historical net tangible book value of our common stock as of December 31, 2022, was ($4,296,566)  or ($0.29)  per share.   Historical net tangible book value per share of our common stock represents our total tangible assets (total assets less intangible assets) less total liabilities divided by the number of shares of common stock outstanding as of that date. After giving effect to the issuance of             shares of common stock upon the conversion of the Convertible Notes, our pro forma net tangible book value as of December 31, 2022 would have been $             or approximately $             per share of our common stock.

After giving effect to the pro forma adjustments set forth above and the issuance of             shares in this offering at an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the front cover page of this prospectus) for net proceeds of approximately $             , our pro forma as adjusted net tangible book value as of December 31, 2022 would have been $              or approximately $             per share of our common stock. This represents an immediate increase in pro forma net tangible book value per share of $             to the existing stockholders and an immediate dilution in pro forma net tangible book value per share of $             . The following table illustrates this per share dilution to new investors:

Public offering price per share		$
Historical net tangible book value (deficit) per share as of December 31, 2022	$(0.29)
Increase per share attributable to the automatic conversion of _____________ in convertible notes upon the closing of this offering.
Pro forma net tangible book value per share as of December 31, 2022
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing common stock in this offering and repayment of $______ of indebtedness
Pro forma as adjusted net tangible book value (deficit) per share as of December 31, 2022
Dilution in pro forma as adjusted net tangible book value per share to new investors		$

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Each $1.00 increase or decrease in the assumed initial public offering price of $               per share (the midpoint of the price range set forth on the front cover page of this prospectus) would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $               , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $               , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of               shares of our common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $               per share and increase or decrease, as applicable, the dilution to new investors by $               per share, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

After completion of this offering, our existing stockholders would own approximately             % and our new investors would own approximately             % of the total number of shares of our common stock outstanding after this offering.

If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, the pro forma as adjusted net tangible book value per share of our common stock, as adjusted to give effect to this offering, would be $              per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $              per share.

To the extent that outstanding options or warrants, if any, are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

Capitalization Table

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent		Per Share
Existing stockholders	15,000,000	100.0%			%
New Investors	-	-%			%
	15,000,000	100.0%			%

Each $1.00 increase or decrease in the assumed initial public offering price of $               per share (the midpoint of the price range set forth on the front cover page of this prospectus) would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $              , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the information presented in “Selected Historical Consolidated Financial Data” and our historical consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, the following discussion contains forward-looking statements, such as statements regarding our expectation for future performance, liquidity and capital resources, which involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Our actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause such differences include those identified below and those described in “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and “Unaudited Condensed Consolidated Financial Information.” We assume no obligation to update any of these forward-looking statements.

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Overview

We are engaged in the design, manufacture, marketing, and sale of wearable displays and computing devices that are worn like eyeglasses and feature built-in video screens that enable the user to view video and digital content, such as video, computer data, images and AR content. Our wearable display products, known commercially as HUDs, smart glasses, wearable displays, video glasses, personal viewers, near-eye virtual displays, and near-eye displays or NEDs contain micro video displays that offer users a portable high-quality viewing experience. Our HUD products provide virtual screens, allowing the user to have instant access to information throughout their operation, workflow or experience. Our products and technology span the scope of augmented reality within the U.S. Department of Defense to include video, virtual reality, and augmented reality in which the wearer is either immersed in a computer-generated world or has their real-world view augmented with computer-generated information or graphics. We produce both monocular and binocular HUDs and as well as rugged optical components that drive OEM devices. HUD products are designed to work with mobile electronic devices, such as cell phones, laptop computers, and tablets.

Historically, we have focused on the defense market, providing thousands of systems to U.S. and NATO soldiers operating in the most demanding environments. From this background in defense, we designed and developed our enterprise HUD solution to address the growing demand for AR in industrial applications. Working with leading industrial OEMs, we focused on providing improved efficiency, and reduced training time by utilizing AR in the workplace. We partnered with Zebra Technologies to ensure we met the demands of industrial customers. In the second quarter of 2022, we began marketing the ST1® Head-Up Display to enterprise customers and software providers.

The use of mobile devices like tablets, laptops, smartphones, and “host” device computers among enterprise customers has grown precipitously as demands force them to provide better and more accurate service. Commensurately, these same growing demands on industry force companies to continuously advance, and as such, the demand for HUD in enterprises is growing as we prove the tangible benefits. We believe that both defense and enterprise customers will continue to demand HUD solutions specifically targeted to their use case while requiring the robustness to withstand their work environments without fail.

Our HUD solutions are designed to enable companies to take advantage of the benefits of AR while limiting risk, cost, and time to implement. Our products deliver solutions across the range of AR uses, from delivering video content to overlaying data on the real world. With our recent launch into the industrial market, focused on warehousing, logistics, manufacturing and remote workers, we developed our hardware/software solution that delivers tangible results with ease. With millions of host devices currently being used, our goal is to “AR-enable” our customers’ current equipment, allowing for a solution that requires minimal integration, little to no infrastructure requirements, and the reduction of security issues by eliminating the need to install a new piece of hardware into their IT environment. With established software platform providers, we provide a true plug-and-play solution to enterprise customers across multiple uses. Our solution has demonstrated significant performance improvements to our end users while maintaining safety and reducing training time. Initial deployments and testing have shown average training times reduced by 90% while improving day-to-day picking efficiency by 25% on average. By reducing the cognitive load of a worker, and providing information “floating” in front of their field of view, we accomplish both the objective of providing information hands-free, while simultaneously providing simple graphical representations of workflow steps. We believe the simplicity and efficacy of this solution will create substantial growth in the adoption and implementation of AR in the workplace.

Key Factors Affecting our Performance

As a result of a number of factors, our historical results of operations may not be comparable to our results of operations in future periods, and our results of operations may not be directly comparable from period to period. Set forth below is a brief discussion of the key factors impacting our results of operations.

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Known Trends and Uncertainties

Impact of the COVID-19 Pandemic on Our Operations

The recent and ongoing COVID-19 pandemic could materially affect our operations, as well as the business or operations of third parties with whom we conduct business.

The future impact that COVID-19 may have on our results of operations is uncertain. To date, we have not experienced any material reduction in the available supply of products and our outlook and business goals have not been materially affected by the supply chain disruptions. We will continue to evaluate the nature and extent of COVID-19’s impact to our business, results of operations, financial condition and liquidity. Our results presented herein are not necessarily indicative of the results to be expected for future periods in 2023 or the full fiscal year.

Management cannot predict the full impact of the COVID-19 pandemic on our sourcing, manufacturing and distribution of our products or to economic conditions generally. The ultimate extent of the effects of the COVID-19 pandemic on us is highly uncertain and will depend on future developments, and such effects could exist for an extended period of time even after the pandemic might end.

Our business could be adversely affected by the effects of other future health epidemics or pandemics in regions where we or third parties on which we rely have significant business operations.

Seasonality

Our business could be affected by seasonal variations. For instance, we expect to experience lower sales in the winter months and higher sales in the last quarter of the fiscal year. However, taken as a whole, seasonality does not have a material impact on our financial results.

Inflation

Prices of certain commodity products, including raw materials, are historically volatile and are subject to fluctuations arising from changes in domestic and international supply and demand, labor costs, competition, market speculation, government regulations, trade restrictions and tariffs. Increasing prices in the component materials for the parts of our goods may impact the availability, the quality and the price of our products, as suppliers search for alternatives to existing materials and increase the prices they charge. Our suppliers may also fail to provide consistent quality of products as they may substitute lower-cost materials to maintain pricing levels. Rapid and significant changes in commodity prices may negatively affect our profit margins if we are unable to mitigate any inflationary increases through various customer pricing actions and cost reduction initiatives. To offset increased prices charged by our manufacturers and increased shipping rates, we continue to review our pricing to customers to adjust for increased costs.

Supply Chain

Current global supply chain issues may disrupt operations. While we have mitigated current supply chain challenges, new issues can present disruptions to our business. We have increased our ability to source component replacements on several key products to mitigate the risk of manufacturing disruptions due to supply chain constraints. Regardless of this increased replacement, the risk remains that supply chain constraints could negatively impact our ability to produce product.

Revenue

We recognize revenue in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, recognizing revenue on fixed price products/goods at a point in time. Revenue is generated through the sales of products and shipping charges, engineering services and commissions.

Cost of Goods Sold, Gross Profit, and Gross Margin

Cost of goods sold includes the costs incurred to acquire materials, assemble, and sell our finished products. We expect our cost of goods sold to fluctuate as a percentage of net revenue due to product and sales channel mix.

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We define gross profit as net revenue less the cost of goods sold. Gross margin is gross profit expressed as a percentage of net revenues.

Operating Expenses

Our operating expenses since inception have consisted primarily of research and development expenses and general and administrative costs.

Research and Development Expenses

Our research and development expenses consist primarily of costs incurred for the development of our product candidates, which include:

●	personnel costs, which include salaries and benefits expenses;

●	expenses incurred under agreements with third-party vendors;

●	filing and maintenance of patents and other intellectual property rights, including payment to third parties for assignment of patent rights and licensing fees and milestone payments incurred under product license agreements where no alternative future use exists; and

●	facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

Costs to develop new prototypes are expensed as incurred and included in general and administrative expenses in the accompanying statements of operations and members’ deficit. Research and development expenses were $987,389 and $1,098,247 and for the years ended December 31, 2022 and December 31, 2021, respectively.

We expense all research and development costs in the periods in which they are incurred. Costs for certain research and development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and third-party service providers.

We expect our research and development expenses to increase substantially for the foreseeable future as we continue to invest in research and development activities related to developing our product candidates, including investments in conducting clinical trials, manufacturing and otherwise advancing our programs.

Because of the numerous risks and uncertainties associated with product development and the current stage of development of our product candidates and programs, we cannot reasonably estimate or know the nature, timing and estimated costs necessary to complete the remainder of the development of our product candidates or programs.

Research and development activities account for a significant portion of our operating expenses. We expect our research and development expenses to increase for the foreseeable future as we continue to implement our business strategy.

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General and Administrative Expenses

Our general and administrative expenses consist primarily of personnel costs, depreciation expenses and other expenses for outside professional services, including legal fees relating to patent and corporate matters, human resources, audit and accounting services and facility-related fees not otherwise included in research and development expenses. Personnel costs consist of salaries, and benefits, for our personnel in executive, finance and accounting, business operations and other administrative functions. We expect our general and administrative expenses to increase over the next several years to support our continued research and development activities, manufacturing activities, and increased costs of expanding our operations and operating as a public company. These increases will likely include increases related to the hiring of additional personnel, fees to outside consultants, lawyers and accountants, and increased costs associated with being a public company such as expenses related to services associated with maintaining compliance with Nasdaq listing rules and SEC requirements, director and officer insurance premiums and investor relations costs.

Interest Expense

Interest expense consists of the interest on outstanding debt in accordance with the terms of the related debt agreements.

Other Income (Expense), Net

Our other expense, net is comprised of:

●	The forgiveness of the U.S. Small Business Administration Paycheck Protection Program Loan, as well as the receipt of the Employee Retention Credit issued under the Coronavirus Aid, Relief, and Economic Securities Act.

Results of Operations

The fiscal year ended December 31, 2022, compared to the fiscal year ended December 31, 2021

The following table sets forth our results of operations for the period presented:

	Fiscal Year Ended December 31,
	2022	2021
Consolidated Statements of Operations Data:
Revenue	$1,602,517	$1,170,039
Cost of goods sold	980,091	734,064
Gross profit	622,426	435,975
Operating expenses:
Salaries, wages, and payroll taxes	664,874	619,437
Professional fees	127,640	39,456
Depreciation and amortization	15,066	18,885
Deferred financing costs	36,499	47,904
General and administrative	558,193	364,900
Research and development	987,389	1,098,247
Total operating expenses	2,389,661	2,188,829
Loss from operations	(1,767,235)	(1,752,854)
Interest and other income (expense), net:
Interest expense	(1,156,660)	(1,158,659)
Other expense	(168,930)	503,627
Net loss	(3,092,825)	(2,407,886)

The following table sets forth our results of operations as a percentage of revenue:

	Fiscal Year Ended December 31,
	2022	2021
Consolidated Statements of Operations Data:
Revenue	100.0%	100.0%
Cost of goods sold	61.2	62.7
Gross profit	38.8	37.3
Operating expenses:
Salaries, wages, and payroll taxes	41.5	52.9
Professional fees	8.0	3.4
Depreciation and amortization	0.9	1.6
Deferred financing costs	2.3	4.1
General and administrative	34.8	31.2
Research and development	61.6	93.9
Total operating expenses	149.1	187.1
Loss from operations
Interest and other income (expense), net:
Interest expense	(72.2)	(99.0)
Other income (expense)	(10.5)	43.0
Net loss	(193.0)	(205.8)

Revenue, Cost of Goods Sold, Gross Profit, and Gross Margin

	Fiscal Year Ended December 31,
	2022	2021	$ Change	% Change
Revenue	$1,602,517	$1,170,039	$432,478	37.0%
Cost of goods sold	980,091	734,064	246,027	33.5%
Gross profit	$622,426	$435,975	$186,451	42.8%
Gross margin	38.8%	31.3%

Revenue

For the year ended December 31, 2022, revenue was $1,602,517, an increase of $432,478, or 37.0%, from $1,170,039 in revenue for the year ended December 31, 2021. This increase was primarily a result of the completion of a single large order for L-3 Communications during the year ended December 31, 2022.

          .

Cost of Goods Sold, Gross Profit, and Gross Margin

For the year ended December 31, 2022, the cost of goods sold was $980,091, an increase of $246,027, or 33.5%, from $734,064 for the year ended December 31, 2021. This increase was directly tied to the increase in revenue during this same period.

The increase in gross margin percentage from 31.3% for the year ended December 31, 2021 to 38.8% for the year ended December 31, 2022 is a direct result of revised selling prices in the Defense market to adjust for increased costs from our vendors.

Operating Expenses

	Fiscal Year Ended December 31,
	2022	2021	$ Change	% Change
Salaries, wages, and payroll taxes	$664,874	$619,437	$45,437	7.3%
Professional fees	127,640	39,456	88,184	223.5
Depreciation and amortization	15,066	18,885	(3,819)	(20.2)
Deferred financing costs	36,499	47,904	(11,405)	(23.8)
General and administrative	558,193	364,900	193,293	53.0
Research and development	987,389	1,098,247	(110,858)	(10.1)
Total operating expenses	$2,389,661	$2,188,829	$206,994	9.2

Research and Development Expenses

Research and development expenses were $987,389 for 2022 compared to $1,098,247 for 2021, a decrease of $110,858, or 10%.

Marketing Expenses

Marketing Expenses were $47,657 and $9,077 for the years ended December 31, 2022 or December 31, 2021, respectively. These amounts are included in the General and administrative expenses.

Interest and Other Income (Expense), Net

	Twelve Months Ended December 31,
	2022	2021	$ Change	% Change
Interest expense	(1,156,660)	(1,158,659)	(1,999)	(0.2)%
Other income (expense)	(168,930)	503,627	(672,557)	(133.5)%

Interest Expense

Interest expense remained consistent between 2021 and 2022, due to the issuance of additional debt, accompanied by the elimination of several interest bearing notes as part of the contribution agreement signed in June 2022.

Other Income (Expense), Net

The decrease in Other Income (Expense) relates primarily to the forgiveness in full of PPP1 ($160,873) and PPP2 ($241,500) in 2021.

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Liquidity and Capital Resources

We had net cash used in by operating activities for the fiscal year ended December 31, 2022 and the cash balance was $180,191 as of December 31, 2022. We evaluated our current cash position, historical results, forecasted cashflows and plans regarding liquidity. Considering all of these factors, we believe, absent this offering or some other form of financing, there is substantial doubt about our ability to continue as a going concern for the next 12 months.

To date, we have funded our operations through revenues, loans from our officers, and the issuance of equity and debt securities. There is no written or verbal agreement between us and any of our officers which would obligate them to loan funds to the us in the future.

Financings

●	On September 30, 2020, TDG issued a Promissory Note, as amended, in the principal amount of $2,000,000 to SQN Venture Income Fund II, LP (the “SQN Note”). The SQN Note initially bears interest at 12.50% per annum and 14.00% per annum since June 1, 2022, and is due on July 1, 2025, or if the applicable interest-only period is extended to July 31, 2022, then October 1, 2025.

●	On July 15, 2022, we issued a Promissory Note in the principal amount of $629,666 to Rossiter & Cummaro Enterprise LLC (the “RCE Note”). The RCE Note bears interest at 16% per annum and is due on June 1, 2025. The RCE Note may be prepaid at any time after January 1, 2023, and from time to time, without penalty.

●	On October 31, 2022, we issued a Promissory Note in the principal amount of $50,000 to Rossiter & Cummaro Enterprise LLC (the “RCE Note No. 2”). The RCE Note No. 2 bears interest at 16% annum and is due on June 1, 2025. The RCE Note No. 2 may be prepaid at any time after April 1, 2023, and from time to time, without penalty.

From September 2021 to December 2022, we issued a series of secured convertible promissory notes to nine investors in the aggregate principal amount of $1,955,088 (the “Convertible Notes”). The outstanding principal amount under the Convertible Notes bears interest at the rate of 12% per annum, and the Convertible Notes which originally matured on December 31, 2022 have been amended to mature on the earlier of (i) June 30, 2023 or (ii) the closing date of this initial public offering. If this offering closes on or prior to June 30, 2023, then the principal outstanding amount of the Convertible Notes and accrued interest thereon will automatically be converted into shares of our common stock at a 35% discount to the offering price of the shares of common stock sold in this offering. As of March 31, 2023, the total outstanding principal amount of and accrued interest on the Convertible Notes was approximately $2,223,374. As of December 31, 2022, the total outstanding principal amount of and accrued interest on the Convertible Notes was $2,164,722. Based on an assumed offering price of $              per share of common stock in this offering, which is the midpoint of the range set forth on the cover page of this prospectus, and aggregate accrued interest of $          , we would issue an aggregate of               shares of common stock to the noteholders upon the conversion of the Convertible Notes. The conversion of the Convertible Notes into shares of our common stock will dilute your equity ownership in the Company and may affect the market value of your shares of common stock. If this offering closes after June 30, 2023, the outstanding principal amount and accrued interest on the Convertible Notes will become due and payable unless the investors agree to extend the maturity date of the Convertible Notes.

●	On September 20, 2021, TDG issued a Senior Convertible Promissory Note in the principal amount of $250,000 to Mart Liinve.

●	On September 20, 2021, TDG issued a Senior Convertible Promissory Note in the principal amount of $250,000 to James Balet.

●	On November 30, 2021, TDG issued a Senior Convertible Promissory Note in the principal amount of $425,000 to Steve Hall.

●	On January 21, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $100,000 to Richard Ryan.

●	On January 31, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $50,000 to James Balet.

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●	On February 15, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $50,000 to Richard Ryan.

●	On February 18, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $50,000 to James Balet.

●	On March 18, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $75,000 to Richard Ryan.

●	On March 21, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $75,000 to Michelin and Patrick Killorin.

●	On March 25, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $100,000 to Sean Andreas.

●	On May 9, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $85,000 to Mart Liinve.

●	On June 2, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $50,000 to Richard Ryan.

●	On June 13, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $25,000 to Michelin and Patrick Killorin.

●	On June 22, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $25,000 to James Balet.

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●	On June 28, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $40,000 to Cedar Tree Partners II.

●	On July 1, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $25,000 to Russell Ivanhoe.

●	On July 5, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $100,000 to Michelin and Patrick Killorin.

●	On August 1, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $25,000 to John S. Passyn.

●	On October 3, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $50,000 to Richard Ryan.

●	On October 31, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $25,000 to Richard Ryan.

●	On December 7, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $80,088 to Mart Liinve.

Paycheck Protection Program Loan

During May 2020, we obtained a Paycheck Protection Program loan (the “PPP loan”) from Customers Bank in the amount of $160,873. The PPP loan bears interest at 1% and is secured by the unconditional guarantee of the U.S. Small Business Administration (the “SBA”). The PPP loan provides for potential forgiveness of the debt, up to the total principal plus accrued interest, based on eligible uses of the PPP loan proceeds during the 8 or 24 week period after the proceeds were received. Principal and interest payments are deferred until the SBA remits the loan forgiveness amount to Customers Bank or until ten months after the end of the 8 or 24 week period. Any amounts that are not forgiven must be repaid prior to maturity in May 2022.

During April 2021, we received a second round Paycheck Protection Program loan (the “Second PPP Loan”) from Genesee Regional Bank in the amount of $241,500. The Second PPP Loan will be repaid in equal monthly installments, including interest at 1%, beginning ten months after the 24 week covered period which begins on the date the loan was received, through maturity in April 2026. The Second PPP Loan is secured by the unconditional guarantee of the SBA. The Second PPP Loan agreement provides for potential forgiveness of the debt, up to the total principal plus accrued interest, based on eligible uses of the Second PPP loan proceeds during the 24 week period after the proceeds were received.

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In 2021, we received from the SBA notice that it received full forgiveness of the principal balance plus any accrued interest on its PPP and Second PPP Loans.

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods presented below:

	Fiscal Year Ended December 31,
	2022	2021	$ Change	% Change
Net cash (used in) provided by:
Operating activities	$(1,466,551)	$(1,833,275)	$(336,723)	(20.0)%
Investing activities	(20,957)	(21,774)	817	3.8
Financing activities	1,415,660	630,325	(785,335)	(124.6)%
Net increase (decrease) in cash and cash equivalents	$(71,849)	$(1,224,724)	$(417,794)	(94.1)

Cash Used in Operating Activities

Cash used in operating activities for the twelve months ended December 31, 2022 and 2021 was $1,466,551 and $1,833,275, respectively. The decrease in operating cash outflows in 2022 was primarily due to lower operating losses in the current year.

Cash Used in Investing Activities

Cash used in investing activities for the twelve months ended December 31, 2022 and 2021 was $20,957 and $21,774, respectively, as purchases of property, plant and equipment remain minimal.

Cash Provided by Financing Activities

Cash provided by financing activities for the twelve months ended December 31, 2022 and 2021 was $1,415,660 and $630,325, respectively. 2022 is comprised of $1,709,754 in new debt, as well as $294,094 in repayments on debt. 2021 is comprised of $1,241,500 in new debt, as well as $611,175 in repayments on debt.

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Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Income Taxes

TDG Acquisition Company, LLC is a limited liability company and has elected with federal and state taxing authorities to be treated as a partnership. As such, the taxable income or loss of the Company is reported on the members’ individual income tax returns.

Off-Balance Sheet Arrangements

During 2022 and 2021, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Seasonality

Our business could be affected by seasonal variations. For instance, we expect to experience lower sales in the winter months and higher sales in the last quarter of the fiscal year. However, taken as a whole, seasonality does not have a material impact on our financial results.

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JOBS Act Accounting Election

In April 2012, the JOBS Act was enacted. Section 107(b) of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Recent Adopted Accounting Pronouncements

See Note 2 to our audited and unaudited consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by Item 10 of Regulation S-K and are not required to provide the information otherwise required under this item.

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BUSINESS

Corporate History

Six15 Technologies Holding Corp. was incorporated in the State of Delaware on February 22, 2022.

On June 30, 2022, Six15 Technologies Holding Corp. entered into a contribution agreement (the “Contribution Agreement”) with TDG Acquisition Company, LLC, a Delaware limited liability company (“TDG”), Thayer Longview TDG, LLC, a Delaware limited liability company (“TL”), and Six15 Funding, LLC, a Delaware limited liability company (“Six15 Funding,” and together with TDG and TL, the “LLCs”), and each of the members of the LLCs (the “Members”). Each Member held membership interests, or promissory notes, in one or more of the LLC (collectively, the “Interests”). Pursuant to the Contribution Agreement, each Member transferred their respective Interests in one or more of the LLCs to Six15 Technologies Holding Corp. in exchange for an aggregate of fifteen million (15,000,000) shares of common stock of Six15 Technologies Holding Corp. (the “Exchange”), resulting in the Members becoming owners of 100% of the outstanding capital stock of Six15 Technologies Holding Corp. and each LLC became a wholly-owned subsidiary of Six15 Technologies Holding Corp.

The Exchange was intended to qualify as a “tax-free reorganization” under Section 368(a) of the Revenue Code of 1986, as amended. For accounting purposes, after the Exchange, TDG (the legal acquiree) is treated as the continuing reporting entity that acquired Six15 Technologies Holding Corp. (the legal acquirer). Six15 Technologies Holding Corp. conducts all of its operations through TDG d/b/a Six15 Technologies.

Company Overview

We are engaged in the design, manufacture, marketing and sale of wearable display and computing devices that are worn like eyeglasses and feature built-in video screens that enable the user to view video and digital content, such as video, computer data, images and AR content. Our wearable display products, known commercially as HUDs, AR wearables, smart glasses, wearable displays, video glasses, personal viewers, near-eye virtual displays, and near-eye displays or NEDs) contain micro video displays that offer users a portable high-quality viewing experience. Our HUD products provide virtual screens, allowing the user to have instant access to information throughout their operation, workflow or experience. Our products and technology span the scope of augmented reality within the U.S. Department of Defense to include video, virtual reality, and augmented reality, in which the wearer is either immersed in a computer-generated world or has their real-world view augmented with computer-generated information or graphics. We produce both monocular and binocular HUDs as well as rugged optical components that drive OEM devices. HUD products are designed to work with mobile electronic devices, such as cell phones, laptop computers, and tablets.

Historically, we have focused on the defense market, providing thousands of systems to U.S. and NATO soldiers operating in the most demanding environments. On June 15, 2012, TDG purchased non-consumer intellectual property assets of Vuzix Corporation (“Vuzix”) pursuant to an Asset Purchase Agreement by and between TDG and Vuzix, as amended on dated October 4, 2018 (the “TDG Purchase Agreement”). The acquired assets included certain of Vuzix’s intellectual property and seller contracts. Pursuant to the TDG Purchase Agreement, TDG sold products, directly and indirectly, to military organizations and defense organizations from Vuzix Corporation. From this background in defense, we designed and developed our enterprise HUD solution to address the growing demand for AR in industrial applications. Working with leading industrial OEMs, we focused on providing improved efficiency, and reduced training time by utilizing AR in the workplace. We partnered with Zebra Technologies to ensure we met the demands of industrial customers. In the second quarter of 2022, we began marketing the ST1® Head-Up Display to enterprise customers and software providers.

The use of mobile devices like tablets, laptops, smartphones, and “host” device computers among enterprise customers has grown precipitously as demands force them to provide better and more accurate service. Commensurately, these same growing demands on the industry force companies to continuously advance, and as such, the demand for HUD in an enterprise is growing as we prove the tangible benefits. We believe that both defense and enterprise customers will continue to demand HUD solutions specifically targeted to their use case while requiring the robustness to withstand their work environments without fail.

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Our HUD solutions are designed to enable companies to take advantage of the benefits of AR while limiting risk, cost, and time to implement. Our products deliver solutions across the range of AR uses, from delivering video content to overlaying data on the real world. With our recent launch into the industrial market, focused on warehousing, logistics, manufacturing and remote workers, we developed our hardware/software solution that delivers tangible results with ease. With millions of host devices currently being used, our goal is to “AR-enable” our customers’ current equipment, allowing for a solution that requires minimal integration, little to no infrastructure requirements, and the reduction of security issues by eliminating the need to install a new piece of hardware into their IT environment. With established software platform providers, we provide a true plug-and-play solution to enterprise customers across multiple uses. Our solution has demonstrated significant performance improvements to our end users while maintaining safety and reducing training time. Initial deployments and testing have shown average training times reduced by 90% while improving day-to-day picking efficiency by 25% on average. By reducing the cognitive load of a worker, and providing information “floating” in front of their field of view, we accomplish both the objective of providing information hands-free, while simultaneously providing simple graphical representations of workflow steps. We believe the simplicity and efficacy of this solution will create substantial growth in the adoption and implementation of AR in the workplace.

Overall Strategy

Our goal is to establish and maintain a leadership position as a worldwide supplier of video eyewear solutions. We intend to offer our products across major markets, platforms, and applications. We will strive to be an innovator in designing near-eye wearable display devices that can enable new mobile video viewing, AR applications, and future advances in enterprise productivity

To maintain and enhance our position as a leading provider of video eyewear, we intend to:

●	improve brand name recognition;

●	provide excellent products and service;

●	develop products based on our unique technology for both enterprise and defense customers;

●	broaden and develop strategic relationships and partnerships;

●	offer to sell our products or license our technology to third-party companies that would incorporate and sell as a new product with their own brand name (e.g., OEM partners);

●	promote and enhance the development of third-party software that can take advantage of our products;

●	reduce production costs while moving to higher margin product offerings;

●	extend our proprietary technology leadership by enhancing and protecting our intellectual property portfolio;

●	establish an ecosystem of application developers and app offerings that support our products;

●	invest in highly qualified personnel;

●	build and maintain strong product design capabilities; and

●	leverage further outsourcing as our manufacturing volumes increase to reduce costs.

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The Market

Current mobile display technology is almost universally based on direct view screens. These displays are designed to be small and make portability easy. At the same time, it is difficult for these displays to produce human-readable high-resolution content without magnification or large character fonts due to their small size. This results in very complex visual interfaces that slow user processing times. Our products are aimed at solving these problems by presenting specific information to the user’s field of view only as they need it. The user sees the information they need at the time they need it, in a hands-free, heads up modality.

The mobile communications and entertainment industries have evolved considerably, and continue to do so. The mobile phone, once simply a means to communicate by voice while “on the go,” has evolved into a ubiquitous, location-aware, smart mobile computing and entertainment device. Mobile products such as smartphones and tablet computers are becoming the leading computing platforms with an installed base surpassing that of PCs. Mobile technology is redefining the way organizations do business. We believe mobile devices and mobile internet access will have a more profound impact than the wired internet and that interactive AR content is expected to significantly change the way organizations address key challenges they face. As a result, we believe that we can expand on the benefits of mobile devices by providing AR capabilities as an additional feature of a company’s host device. By enabling companies to experience these benefits, while reducing the cost and risk associated with alternative options, companies will realize greater return on their technology investments.

Our business focuses on the defense, commercial, and industrial markets. The demand for wearable displays in these markets is being driven by such factors as:

●	An increasing number of hands-free industrial and commercial applications, such as warehouse applications, field service, maintenance, on-site training and display of information on the factory floor or retail store, for which our products are well suited.

●	Dramatic increase in demand across the supply chain due to the growth of e-commerce and end customer demands for rapid delivery times and quality has demanded companies to adopt new technologies to solve these challenges.

●	The decrease in available labor for warehousing and industrial companies is demanding new ways to train and retain skilled workers.

Target Markets

Our target markets and applications by major sectors are the following:

Enterprise and Industrial

Our products are currently focused on the enterprise, industrial, defense and commercial markets. They are being used in diverse areas from field service to warehouse pick and pack applications.

Augmented Reality for all Markets

Our wearable displays enable the development and deployment of augmented reality applications. Our products enable the wearer to see computer-generated information, graphics or images projected into the real-world environment or upon an object that the user is observing. Thus, whether in the warehouse, the factory floor, a military training field users may access information stored locally on a host device, or in the cloud from that host device, that will assist them in completing a real-world task, while automatically attaching the digital information to their current surroundings and nearby objects.

We anticipate this powerful capability will enable applications areas including:

●	Warehouse picking, packing and sorting;

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●	Manufacturing workflow instruction;

●	Field service – providing see-what-I-see expert guidance;

●	Military application including drone utilization, situational awareness and battlefield management; and

●	Mobile commerce and visual search applications.

Products

Binocular Video Eyewear Products

o	HD Binocular – used to view high resolution imaging from military sensors.

Monocular Video Eyewear Products

o	Tac-Eye – used to view drone and sensor video real time to the end user.

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Augmented Reality Products

o	ARC4 – overlays critical information over the real world to include navigation waypoints, locations of friendly forces, and target data.

o	ST1 and ST1C – provide see-through, heads-up information for use in industrial applications.

Custom Solutions and Engineering Solutions

o	Optical modules – for U.S. Department of Defense thermal weapon sites.

o	Optics module – provides clip-on thermal imaging.

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Technology

We believe that it is important to make substantial investments in research and development to maintain our competitive advantage. The development and procurement of intellectual property rights relating to our technologies is a key aspect of our business strategy. In addition, we believe that we now provide a product that is both technologically proven for weight, ergonomics, optical performance, see-through capabilities, luminance, power efficiency, compactness, field of view and resolution to create the performance improvements desired by our enterprise customers. We believe that our technical and enterprise knowledge will combine to advance our technologies to meet future demands.

In 2022 and 2021, we spent $987,389 and $1,098,247, respectively, on research and development activities. We expect to increase our research and development expenditures in the future as our revenues grow.

We believe that the range of our proprietary technologies gives us a significant competitive advantage. Our technologies relate to advanced optics systems including passive and active see-through imaging waveguides; micro-projection display engines; high-resolution scanning displays; motion tracking systems; and specialized software drivers and applications for video eyewear displays.

Our technologies enable us to provide low-cost, small form factor, high-resolution video eyewear products. To protect our technologies, we have developed a patent portfolio that currently consists of 21 issued U.S. and foreign patents and 2 pending U.S. and foreign patent applications. We also have several new invention disclosures, covering additional aspects of our waveguide technology and our virtual display technology that have been filed as design and utility patent applications. Our U.S. patents expire on various dates from July 14, 2023 until August 22, 2039. Our international patents expire on various dates from December 20, 2026 until May 30, 2030. In addition, in connection with our purchase of the TDG Assets, we granted to Vuzix Corporation a worldwide, royalty-free, assignable grant-back license to all the patents and other intellectual property sold for use in the manufacture and sale of our products in the consumer markets.

Major technologies that we employ in our products include:

Hardware Technology

Virtual and Augmented Display Technology (including Lens Technology and Optics Assemblies)

Microdisplay: Microdisplay optics represent a significant cost of goods for both us and our competitors. This cost is a function of the physical size of the microdisplay and the cost of the supporting optics. Leveraging the rapid advancement of microdisplay technology enables us to use both conventional optics to deliver a solution today, while building the foundation to incorporate advanced optics as they become commercially viable.

Conventional optics: By using the foundation of conventional optics to provide solutions that are available today, we believe in optimizing current optical and display technology to deliver solutions today. We do this by advancing conventional technologies to provide performance characteristics required by industrial customers through specific modifications unique to Six15. This allows us to deliver solutions today, while positioning ourselves for advanced technologies.

See through waveguides: Multiple technology companies, including a few competitors, continue to develop new see-through technologies including index modulated liquid crystal material to switch beam steering gratings into a thin glass window in front of a user’s eye. Others include holographic or other grating based systems that present opportunities to reduce size, and weight. Because these companies provide these systems as components, we believe we are in a unique position to remain agnostic and incorporate the best, most usable technology into our broader systems.

Software/Firmware Technology

We believe that our proprietary firmware, and our customized software enabling our products should provide us a competitive advantage. We have a base of embedded microprocessor and field-programmable gate array code related to microdisplay drive electronics. This firmware provides a baseline of low power, high performance capability. Additional software applications and add-on accessory hardware drivers can greatly increase customer value of our products.

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Intellectual Property

Six15’s IP strategy for industrial products is to utilize conventional technology supported by patented hardware augmentations and a closed, software/firmware architecture specifically targeting industrial applications.

This approach provides a competitive advantage in the target space, while avoiding potential freedom-of-use pitfalls from overlap with extensive ongoing technology development in the consumer space.

Our general practice is to file patent applications for our technology in the United States, China, Japan, Europe and Canada. We file and prosecute our patent applications in pursuit of the most extensive fields of protection possible including, where appropriate, the application of the relevant technology to the broader display industry.

We believe that our intellectual property portfolio, coupled with our key supplier relationships and accumulated experience in the personal display field, gives us an advantage over potential competitors. We also believe our copyrights, trademarks, and patents are critical to our success, and we intend to maintain and protect these. We also rely on proprietary technology, trade secrets, and know-how, which are not patented. To protect our rights in these areas, we require all employees and, where appropriate, contractors, consultants, advisors and collaborators, to enter into confidentiality, invention assignment and non-competition agreements.

In addition to our various patents, we have three registered U.S. trademarks and six registered foreign trademark registrations.

Patents

U.S. Patents

There are three types of patents: utility, design, and plant. There are two types of utility and plant patent applications: provisional and nonprovisional.

A provisional application is a patent application, which establishes an official United States patent application filing date for the invention and permits the term “Patent Pending” to be applied in connection with the invention. A foreign application may claim priority to a provisional application. A provisional application automatically becomes abandoned when its pendency expires 12 months after the provisional application filing date by operation of law. This one year window is commonly referred to as a pendency period and cannot be extended. Therefore, applicants must file a nonprovisional application claiming the benefit of the earlier provisional application filing date in the USPTO before the provisional application pendency period expires in order to preserve any benefit from the provisional application filing. However, a nonprovisional application that was filed more than 12 months after the filing date of the provisional application, but within 14 months after the filing date of the provisional application, may have the benefit of the provisional application restored by filing a grantable petition (including a statement that the delay in filing the nonprovisional application was unintentional and the required petition fee) to restore the benefit under 37 C.F.R. § 1.78. Upon conversion, the application is then published (i.e., 18 months after the filing date) and examined by the patent office. A nonprovisional application is examined by a patent examiner and may be issued as a patent if all the requirements for patentability are met. The provisional patent application expires if it is not converted to a nonprovisional application and/or PCT application.

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To maintain patent protections, an applicant needs to file a nonprovisional patent application before the pendency period has ended. An applicant can claim patent protections in two ways. The first way is for the applicant to file a nonprovisional patent application and claim the filing date of the provisional patent application. The second way is for an applicant to petition the USPTO that the applicant’s provisional patent application be converted to a full patent. While either option will convert a provisional patent application to a nonprovisional application, the length of the patent will differ. A nonprovisional patent is for 20 years; however, the term of a patent issuing from a nonprovisional application resulting from the conversion of a provisional application will be measured from the original filing date of the provisional application for a total of 20 years, whereas the filing of a provisional application first, and then filing a corresponding nonprovisional application that references the provisional application within the 12-month provisional application pendency period, a patent term endpoint may be extended by as much as 12 months for a total of 21 years.

International Patents

The Patent Cooperation Treaty (“PCT”) facilitates filing for patent recognition in multiple jurisdictions simultaneously using a single uniform patent application. 193 countries, including Canada and the United States, have ratified the PCT.

Ultimately, patents are still granted in each country individually. As such, the PCT procedure consists of two phases: filing of an international application, and national evaluation under the patent laws in force in each country where a patent is sought.

Within 12 months of filing a provisional patent application at the USPTO, we may elect to file a regular utility patent application in the United States in tandem with filing a PCT application with the World Intellectual Property Office, in each case claiming priority to the provisional patent application. Within 30 months of the provisional filing date, deadlines begin for a PCT application to enter the national phase in desired jurisdictions globally, such as Canada (30 months) and Europe (31 months), in each case claiming priority to the provisional patent application.

The table below sets forth information regarding our issued and pending patents.

Title	Serial No.	Filing Date	Country	Status	Issue Date	Patent No.	Expiration Date
Binocular Display With Improved Contrast Uniformity	2636283	12/20/2006	Canada	Issued	11/15/2011	2636283	12/20/2026
Portable Virtual Display	200530016863x	5/30/2005	China	Issued	10/25/2011	+200530016863.X	5/30/2015
Binocular Display With Improved Contrast Uniformity	68467083	12/20/2006	European Patent Office	Issued	4/15/2020	1979781	12/20/2026
Optic And Assembly For Reduced Reflections	1974549371	2/15/2019	European Patent Office	Pending
Portable Virtual Display	3471660001	5/30/2005	European Union	Issued	5/30/2005	000347166-0001	5/30/2030

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Title	Serial No.	Filing Date	Country	Status	Issue Date	Patent No.	Expiration Date
Binocular Display With Improved Contrast Uniformity	68467083	12/20/2006	Germany	Issued	4/15/2020	602006059328.7	12/20/2026
Two Stage Optical System For Head Mounted Display	2002502497	6/8/2001	Japan	Issued	8/10/2012	5059272	6/8/2021
Portable Virtual Display	2005015436	5/30/2005	Japan	Issued	1/6/2006	1263271	1/6/2021
Binocular Display With Improved Contrast Uniformity	2008549521	12/20/2006	Japan	Issued	11/18/2011	4866426	12/20/2026
Two Stage Optical System For Head Mounted Display	Us0140939	6/8/2001	PCT	Published
Virtual Display Headset	Us2005000304	1/6/2005	PCT	Published
Binocular Display With Improved Contrast Uniformity	200662358	12/20/2006	PCT	Published
Optic And Assembly For Reduced Reflections	PCTus1918238	2/15/2019	PCT	Published
Binocular Display With Improved Contrast Uniformity	68467083	12/20/2006	U.K.	Issued	4/15/2020	1979781	1/20/2026

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Title	Serial No.	Filing Date	Country	Status	Issue Date	Patent No.	Expiration Date
Optic And Assembly For Reduced Reflections	16277386	2/15/2019	U.S.	Issued	11/23/2021	11181735	8/22/2039
Head Tracking Apparatus	8079466	6/18/1993	U.S.	Issued	12/20/1994	5373857	6/18/2013
Two Stage Optical System For Head Mounted Display	9589836	6/8/2000	U.S.	Issued	7/9/2002	6417970	6/8/2020
Two Stage Optical System For Head Mounted Display	9765193	1/18/2001	U.S.	Issued	10/21/2003	6636359	1/8/2020
Controller For Graphical Display	9848074	5/3/2001	U.S.	Issued	9/7/2004	6788286	2/17/22
Micro - Display Engine	10781598	2/18/2004	U.S.	Issued	11/7/2006	7133207	2/18//2024
Portable Virtual Display	29218180	11/29/2004	U.S.	Issued	3/14/2006	D517066	3/14/2020
Binocular Display With Improved Contrast Uniformity	11306616	1/4/2006	U.S.	Issued	4/7/2009	7515344	4/12/2027
Micro - Display Engine	11538250	10/3/2006	U.S.	Issued	7/8/2008	7397607	2/18/2024

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Title	Serial No.	Filing Date	Country	Status	Issue Date	Patent No.	Expiration Date
Adjustable Attachment Mechanism	29280899	6/8/2007	U.S.	Issued	7/14/2009	D596012	7/14/2023
Selectively Adjustable Mounting Assembly	11760557	6/8/2007	U.S.	Issued	8/4/2009	7568672	6/30/2027
Single Eye Display	29418959	4/24/2012	U.S.	Issued	5/14/2013	Usd682268s	5/14/2027
Optic With Reduced Reflections	62630900	2/15/2018	U.S.	Pending			2/15/2019
Optic And Assembly For Reduced Reflections	17487273	9/28/2021	U.S.	Pending

Trademarks

The table below sets forth information regarding our trademarks:

Title	Serial No.	Filing Date	Country Name	Status	Registration Date	Registration Number
TAC-EYE	1364495	9/12/2007	Canada	Registered	5/20/2009	TMA740374
GMD & DESIGN	1366653	10/1/2007	Canada	Registered	10/27/2010	TMA780850
ST1	18208792	3/11/2020	European Union	Registered	1/5/22	18208792
TAC-EYE	6277909	9/13/2007	European Union	Registered	8/18/2008	6277909
GMD & DESIGN	6330625	10/3/2007	European Union	Registered	11/9/2008	6330625
SIX15	18208798	3/11/2020	European Union	Registered	7/7/2020	18208798
ST1	UK00003578103	1/12/2021	U.K.	Registered	10/21/2021	UK00003578103
ST1	88614840	9/12/2019	U.S.	Registered	10/25/2022	6,885,257
TAC-EYE	77130928	3/14/2007	U.S.	Registered	2/26/2008	3387883
SIX15	88614942	9/12/2019	U.S.	Registered	9/29/2020	6161876

Competitors and Competitive Advantage

The broad market for personal displays is highly competitive. While we currently compete against both direct view display technology and near-eye display technology, we believe that our focus on defense and enterprise customers seeking hands free operations gives us a competitive advantage. In these markets we believe Vuzix, Google, and RealWear are the primary competitors in our AR markets. We focus on customers that are seeking solutions to direct view display deficiencies in the enterprise space. Within that market, we believe that information delivery, basic augmented reality, and simple interface creates significant advantage. The principal competitive factors in the personal display industry include image size, image quality, image resolution, power efficiency, manufacturing cost, weight and dimension, feature implementation, ergonomics and, finally, the interactive capabilities of the overall display system. With our approach to delivering value today, we believe we provide a superior product while continuing to advance our own technology and incorporate advanced technologies from our partners.

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Most of our competitors’ products for mobile use are based on a stand-alone system that requires custom application development, complex integration, and increased infrastructure support. We believe that our solution is unique in eliminating these challenges.

To perform industrial tasks, competitive products have several disadvantages compared our see-through, heads up display. Competitors require custom software or third party software fees, which results in poorly defined expectations for return on investment. We provide a service that delivers the results without the ambiguity of additional costs. Competitive solutions require advanced security features not clearly addressable by enterprise customers. While we negate the need for “provisioning” (integrating) our specific device to the IT system, we avoid typical security issues. Also, competitive solutions may require investment in wi-fi upgrades to meet industrial quality standards. While we leverage the already installed base of hardware for our communications, our product requires no additional modifications to the network. In addition, competitive solutions require custom backend integration. Our solution does not “touch” enterprise data – we piggy-back on the established interface thus eliminating cost, complexity, and time to see results.

Also, we believe that it is important to make substantial investments in research and development to maintain our competitive advantage. The development and procurement of intellectual property rights relating to our technologies is a key aspect of our business strategy.

Competition – Occluded Displays

Devices created to replicate a monitor but mounted on the head provide video and data in a hands free environment. While Six15 has delivered thousands of these type systems to the U.S. Department of Defense, we believe other companies in this space have seen limited traction. Current competitors in these markets are Liteye Systems, Inc., Kopin, RealWear, Google, LLC, BAE Systems, Vuzix Corporation (the seller of the TDG Assets), Rockwell Collins, Inc. and its subsidiary Kaiser.

There is competition in all classes of products manufactured by us, including from divisions of large companies and many small companies. Our sales do not represent a significant share of the market for any class of products. The principal points of competition for these products include, among other factors: price, product performance, the availability of supporting applications, the experience and brand name of the particular company and the history of its dealings in such products.

Competition – See-Through Displays

See-through optics provide additional capabilities to include overlaying data on the real world, rather than merely looking at a screen. Six15 has developed superior see-through-optics optimized for the types of operations required in the workplace, both for industry, and defense. Competitors like Vuzix, Microsoft, and Lumus have developed waveguide technologies for their own products, in addition to providing waveguides and engines to other OEM’s, like Six15. We believe that waveguide optics are currently not advanced enough to be optimal for enterprise application but as this technology advances, we will continue to see future opportunities to incorporate into rugged, low power systems.

Sales and Marketing

Sales

We believe we have two distinct strategies for the sales of our products.

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In the smart glasses and AR markets, we are initially focused on the enterprise and industrial space and as such are building strategic marketing relationships with companies operating in these industries. On the defense side, our products are targeted at applications including video viewing, remote monitors and augmented reality. As we broaden our markets into enterprise requirements, we will continue to drive adoption of our solutions that target applications in the industrial sector that drive significant return on investment for our customers regularly. While attending industry trade shows in our target markets, we need to drive adoption through direct marketing efforts to end users, while easing the implementation through coordination and marketing to value added resellers and software providers.

Finally, we have worked to enter certain markets through strategic licenses of our key technology and or OEM/private labeling of our products carrying the OEM’s brand name. Specifically, Zebra Technologies currently brands a version of the ST1® Head-Up Display as the Zebra HD4000, lending credibility and support to the solution. While we will continue to entertain white labeling for other OEMs in the future for specific use cases, we intend to maximize our direct go to market strategy for those use cases we address as “out of the box.”

Marketing

Our marketing group is responsible for product management, planning, advertising, marketing communications, and public relations. We will begin a broader public relations effort in the U.S. and through the use of outside public relations agencies. In addition, we work with third party digital marketing firms to tailor our outreach directly to the decision makers within our target industries. We plan to undertake specific marketing activities as needed, including, but not limited to:

•	product reviews, case studies and promotions in trade publications;

•	enhancement and maintenance of our website, web store and social media sites;

•	internet and web page advertising and targeted emails;

•	public relations;

•	print advertising, catalogs and point of purchase displays; and

•	trade shows and event sponsorships.

Engineering Services

We primarily solicit sales of our engineering services programs directly. We believe we have established a solid reputation for quality, performance and innovation for near-eye virtual display systems that will be attractive to many types of commercial and defense users that want to leverage our services and products within their businesses. Attendance at industry trade shows, conferences and application white papers are tools we use to generate customer interest.

Manufacturing

Currently, we purchase product components from our suppliers, engage third-party contract manufacturing firms to perform electronic circuit board and cable assemblies, and perform the final assembly of our products ourselves in our Henrietta, New York facility. We are experienced in the successful production of our products in moderate volume to high volumes. We expect to continue to perform the final assembly of our products ourselves over the short term. However, as our volume increases and cost-effective third-party sourcing becomes feasible, we are analyzing options to outsource more of our final assembly, with the possible exception of certain critical optical and display components.

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We currently purchase almost all of the microdisplays used in our products from Emagine and Sony. Our relationship with both companies is generally on a purchase order basis and they do not have a contractual obligation to provide adequate supply or acceptable pricing to us on a long-term basis. While we do not manufacture our components, we own the tooling that is used to make our custom components with the exception of certain connectors that may be required to support industry-standard device connectivity. We do not believe that we are dependent on our relationships with any supplier other than Sony in order to continue to operate our business effectively. Some of our accessory products are sourced from third parties as finished goods.

We generally procure components and products from our vendors on a purchase order basis without any long-term commitments. Over time, we expect to globally source almost all of our components which we believe will minimize product costs. We anticipate that procuring assembled products from third parties will result in reduced capital equipment costs, component inventories, and the cost of maintaining inventories of work in progress.

Employees

As of May 11, 2023, we have a total of 15 employees, all of whom are full-time. We also work with a group of subcontractors, mainly for industrial and mechanical design assistance in the Rochester, New York area.

Principal Executive Offices

Our principal executive offices are located at 336 Summit Point Drive, Henrietta, New York 14467, and our telephone number is (585) 500-4625. Our corporate website address is www.six-15.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

DESCRIPTION OF PROPERTIES

We lease a facility containing approximately 8,700 square feet of headquarters and production operation space, which is located at 336 Summit Point Drive, Suite 1, Henrietta, New York 14467. The lease expires on August 31, 2024.

We believe that our current facilities are adequate for our current needs and that suitable additional or substitute space at commercially reasonable terms will be available as needed to accommodate any future expansion of our operations.

LEGAL PROCEEDINGS

From time to time, we may be a party to litigation or subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

We are currently not a party to any legal or administrative proceedings and are not aware of any pending or threatened legal or administrative proceedings against us in all material aspects.

DIRECTORS, EXECUTIVE OFFICERS & CORPORATE GOVERNANCE

The following are our executive officers and directors and their respective ages and positions as of May 11, 2023.

Name	Age	Position	Director Since
Richard Ryan	54	President, Chief Executive Officer and Director (Principal Executive Officer)	February 22, 2022
Andrew Behe	41	Chief Financial Officer (Principal Financial and Accounting Officer)	—
Theodore Ricks	48	Chief Technology Officer	—
Bahar Wadia	[*]	Chief Business Officer	—
James Balet (1) (2) (3)	50	Director, Chairman of the Compensation Committee	February 22, 2022
Timothy Briglin	56	Director	February 22, 2022
Barton S. VanderBurg (1) (2) (3)	51	Director, Chairman of the Nominating and Corporate Governance Committee	February 22, 2022
Patrick Dugan (1) (2) (3)	[*]	Independent Director Nominee, Chairman of Audit Committee	—

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Corporate Governance Committee

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Professional Biographies

The following are brief biographies describing the backgrounds of our executive officers and directors:

Richard Ryan founded Six Funding in June of 2012 and has been serving as our President, Chief Executive Officer and a Director since February 22, 2022. Mr. Ryan has been serving as the President and Chief Executive Officer of TDG Acquisition Company, LLC since June 15, 2012. Mr. Ryan is a career entrepreneur and technology leader who brings a diverse suite of operations, financial and visionary expertise to each organization he leads. As the President and Chief Executive Officer of Six15 Technologies, he is responsible for our product innovation and is a respected advisor in the wearables industry. Mr. Ryan also co-founded Thayer Bancroft Equity Partners, a unique partnership of individuals joined to pursue investments in small businesses. Prior to his work with Thayer Bancroft Equity Partners, Mr. Ryan worked for McKinsey & Company advising senior management while overseeing operations improvement, M&A, bankruptcy turnaround and growth strategy both domestically and abroad. In his role at McKinsey, he was an advisor to the City of Chicago on Entrepreneurship by creating the ecosystem for Midwest technology startups, entrepreneurs, and students in the area by connecting them with business plan resources and venture capitalists from across the country. Mr. Ryan served for seven years in the aviation branch of the United States Army. He has a Master of Business Administration from Cornell University and a Bachelor of Science from the United States Military Academy at West Point. Mr. Ryan is qualified to serve as one of our directors due to the valuable expertise and perspective he brings in his capacity as our Chief Executive Officer and because of his extensive experience and knowledge.

Andrew Behe has been serving as our Chief Financial Officer since February 2022. Mr. Behe has over 15 years of accounting and financial leadership experience in a variety of industries in the Rochester, NY region. As the Chief Financial Officer of Six15, Mr. Behe oversees all financial, operational, and administrative functions of the business. Prior to joining Six15, he served in financial leadership positions with several prominent Rochester-based businesses that have been recognized on the Rochester Top 100 List of companies, including serving as Controller for Pace Electronics from 2007 until 2013, a multi-national electronic contract manufacturer, headquartered in the Rochester region. Previous to his time with Pace Electronics, Mr. Behe spent several years with the public accounting firm of Insero & Company, CPAs, providing both audit and tax services to clients in a wide array of industries. Mr. Behe holds a Bachelor of Science degree in Accounting from St. John Fisher College.

Theodore Ricks has been serving as our Chief Technology Officer since May of 2017. In this role, Mr. Ricks guides Six15 innovation by managing the product roadmap, leading the engineering team, and expanding the IP portfolio. Prior to joining Six15, he was the Senior Mechanical Engineer for Vuzix from August 2009 until June 2012, where he lead all mechanical design for the company’s portfolio of consumer and defense Head Mounted Display products. Mr. Ricks began his career working on everything from satellites to print heads, with stops along the way to dabble in chemical packaging, sporting equipment, and medical devices. In 2004, he began work on electronic displays and has not looked back since. He has designed more than 20 wearable display products, including the first production see-through augmented reality glasses, and is an inventor on 18 U.S. patents. The majority of these systems have been for the commercial or defense space, but his work can also be seen on consumer shelves and Hollywood movies. Outside of his work as Chief Technology Officer of Six15, Mr. Ricks has acted as an engineering resource for several technology startups. These companies range from laboratory and medical equipment to hurricane protection systems and educational toys, all with the goal of promoting the growth of US-based hardware design and manufacturing. Although much of Mr. Ricks’ experience has been acquired in the labs and shop floors of Fortune 500 companies, he views the work being done in small businesses as an invaluable contribution to nearly all current and future innovations. Mr. Ricks has a bachelor’s degree in Mechanical Engineering from Michigan State University.

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Bahar Wadia has been serving as our Chief Business Officer since [_________] [__], 202[_]. In this role, Mr. Wadia [_________]. Prior to this role, he was a [_________] at [_________] from [____] until [____], where he [_________].

James Balet has been serving as one of our directors since June 2012. Mr. Balet is a principal and co-founder of Thayer Bancroft Equity Partners and has 15 years of management consulting, operating leadership, financial, and transaction experience. Prior to co-founding Thayer Bancroft Equity Partners in             , Mr. Balet was the founder and President of Pittsburgh Universal, LLC, a company he formed to acquire a nationwide medical equipment service provider. As President of this company, he directed product development, marketing and strategic partnership efforts that have resulted in significant growth in profitability. During this period, Mr. Balet worked as a founding advisor and member of The Legacy Network dedicated to supporting individuals to acquire small businesses for ownership transitions. Prior to this role, he worked for four years as a consultant and manager with McKinsey & Company in various client service engagements. His consulting experience spanned a broad array of functions and industries, including product development, lean manufacturing, service operations, marketing, pricing and organizational design in automotive, transportation, industrial goods and financial services. Prior to his career in business, Mr. Balet served for five years as a logistics officer in the U.S. Marine Corps. Mr. Balet holds a Master of Business Administration from Cornell University and a Bachelor of Science in Mechanical Engineering from the U.S. Naval Academy. Mr. Balet’s extensive experience as a consultant in multiple industries and his service to the U.S. Marine Corps as a logistics officer makes him qualified to serve on our Board.

Timothy Briglin has been serving as one of our directors since June 2012. Mr. Briglin is currently a Managing Director at Tuckerman Capital. Prior to co-founding Tuckerman Capital in 2001, he was a partner at Green Mountain Partners. While at Green Mountain Partners, Mr. Briglin was directly involved in 21 investments with a total of $200 million invested. Previously, Mr. Briglin was a legislative assistant to U.S. Senator Patrick Leahy covering economic, tax, and banking issues. Early in his financial career, Mr. Briglin was an associate at Morgan Stanley in corporate finance and was an analyst at Marine Midland Bank in corporate lending. In 2013, he was appointed by Governor Shumlin to serve on the Vermont Economic Progress Council, and also serves on the Governor’s advisory council on health care financing. Mr. Briglin is a founding board member of Vermont Parks Forever, a member of Vital Communities Corporate Council, and a director of Mascoma Savings Bank. He is also on the Executive Committee and is the Treasurer of the Vermont Democratic Party. Tim graduated from Cornell University and Stanford University’s Graduate School of Business. Mr. Briglin is qualified to serve on our Board due to his experience as a board and council member at various financial and government organizations.

Barton S. VanderBurg has been serving as one of our directors since June 2012. Mr. VanderBurg has been a founder at Touchpoint Capital Partners since             . Mr. VanderBurg has significant principal investing, mergers and acquisitions and operating experience. During his career, Mr. VanderBurg has completed mergers and acquisitions transactions with an aggregate value in excess of $2.8 billion and has assisted with debt and equity financings totaling approximately $2 billion. Mr. VanderBurg’s private equity experience includes serving as a Partner with Longview Merchant Banc, a Principal with Banc of America Capital Investors, and as a consultant to Shamrock Capital Advisors, Inc., Waud Capital Partners, LLC and Gateway City Capital Investors. During this time, he invested $220 million in fourteen investments in middle-market companies. Mr. VanderBurg was previously Chief Financial Officer of Intelligent Reasoning Systems, Inc. and Director of Manufacturing Business Development of Tycom Corporation. Mr. VanderBurg began his career as a Financial Analyst with First Boston Corporation advising companies on mergers and acquisitions and corporate finance transactions. Mr. VanderBurg received a BBA summa cum laude in Finance and Accounting from The University of Notre Dame and an MBA from the J.L. Kellogg Graduate School of Management at Northwestern University. Mr. VanderBurg is a certified public accountant. He is currently a member of the IMS Companies, LLC advisory board, a former director of Hi-Tech Manufacturing LLC, and Four Leaf Textiles, LLC, and an instructor of Entrepreneurial Finance at the Keller Graduate School of Management. Mr. VanderBurg’s extensive experience in mergers and acquisitions and corporate finance transactions makes him qualified to serve on our Board.

Family Relationships

There are no family relationships between any director or executive officer.

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Significant Employees

Other than our executive officers, there are no significant employees.

Involvement in Certain Legal Proceedings

To our knowledge, none of our current directors or executive officers has, during the past ten (10) years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he or she was a general partner or executive officer, either at the time of the bankruptcy filing or within two (2) years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his or her involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

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●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Code of Ethics

Our Board plans to adopt a written code of business conduct and ethics (“Code”) that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. We intend to post on our website a current copy of the Code and all disclosures that are required by law in regard to any amendments to, or waivers from, any provision of the Code.

Board Leadership Structure and Risk Oversight

Our Board has responsibility for the oversight of our risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our Board to understand our risk identification, risk management, and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, cybersecurity, strategic, and reputational risk.

Board of Directors

Our business and affairs are managed under the direction of our Board. Our Board consists of five directors, four of whom qualify as “independent” under the listing standards of Nasdaq.

Directors serve until the next annual meeting and until their successors are elected and qualified. Officers are appointed to serve until their successors have been elected and qualified.

Board Independence

Our Board is composed of a majority of “independent directors” as defined under the rules of              . We use the definition of “independence” applied by               to make this determination.               provides that an “independent director” is a person other than an officer or employee of the Company or any other individual having a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq listing rules provide that a director cannot be considered independent if:

•	the director is, or at any time during the past three (3) years was, an employee of the company;
•

the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of twelve (12) consecutive months within the three (3) years preceding the independence determination (subject to certain exemptions, including, among other things, compensation for board or board committee service);

•

the director or a family member of the director is a partner in, controlling shareholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exemptions);

•

the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three (3) years, any of the executive officers of the company served on the compensation committee of such other entity; or

•	the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three (3) years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.

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Under such definitions, our Board has undertaken a review of the independence of each director. Based on the information provided by each director concerning his background, employment and affiliations, our Board has determined that             ,              , and              each qualify as an independent director of the Company.

Committees of the Board of Directors

Our Board has established an audit committee (the “Audit Committee”), a compensation committee (the “Compensation Committee”) and a nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”). Our Board has not yet adopted procedures by which stockholders may recommend nominees to the Board. The composition and responsibilities of each of the committees of our Board are described below. Members serve on these committees until their resignation or until otherwise determined by our Board.

Audit Committee

The Audit Committee will be established  upon the closing of this offering and will consist of Patrick Dugan , Jim Balet, and Bart VanderBurg, each of whom is an independent director under Nasdaq Rule 5605(a)(2) and Rule 10A-3 of the Exchange Act. Patrick Dugan will serve as the Chairman of the Audit Committee. In addition, our Board has determined that Patrick Dugan qualifies as an “audit committee financial” expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. The Audit Committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our annual disclosure report;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	reviewing and approving all related party transactions;

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●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

●	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

The Audit Committee is composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq listing standards. The Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we intend to certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

Compensation Committee

The Compensation Committee will be established upon the closing of this Offering and will consist of  Patrick Dugan   and Jim Balet, and Bart VanderBurg, each of whom is an independent director as defined under Nasdaq Rule 5605(a)(2) Jim Balet will be the Chairman of the Compensation Committee. The Compensation Committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

●	reviews, approves and determines, or makes recommendations to our Board regarding, the compensation of our executive officers;

●	administers our equity compensation plans;

●	reviews and approves, or makes recommendations to our Board, regarding incentive compensation and equity compensation plans; and

●	establishes and reviews general policies relating to compensation and benefits of our employees.

Nominating and Corporate Governance Committee

The Nominating  and Corporate Governance Committee will be established upon the closing of this offering and will consist of Patrick Dugan, Bart VanderBurg, and Jim Balet, each of whom is an independent director under Nasdaq Rule 5605(a)(2). Bart VanderBurg will be the Chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee’s duties, which are specified in our Nominating and Corporate Governance Charter, include, but are not limited to:

●	identifying, reviewing and evaluating candidates to serve on our Board consistent with criteria approved by our Board;

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●	evaluating director performance on our Board and applicable committees of our Board and determining whether continued service on our Board is appropriate;

●	evaluating nominations by stockholders of candidates for election to our Board; and

●	corporate governance matters.

Indemnification and Limitation on Liability of Directors

Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law. Nothing contained in the provisions will be construed to deprive any director of his right to all defenses ordinarily available to the director nor will anything herein be construed to deprive any director of any right he may have for contribution from any other director or person.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

2023 Equity Incentive Plan

On May 4, 2023, the Board and majority stockholder adopted the 2023 Equity Incentive Plan (the “2023 Plan”). The 2023 Plan provides for the grant of the following types of stock awards: (i) incentive stock options, (ii) nonstatutory stock options, (iii) stock appreciation rights, (iv) restricted stock awards, (v) restricted stock unit awards and (vi) other stock awards. The 2023 Plan is intended to help us secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and any affiliate and provide a means by which the eligible recipients may benefit from increases in value of the common stock. The Board reserved 2,250,000 shares of common stock issuable upon the grant of awards under the 2023 Plan. The number of shares of Common Stock available for issuance under the 2023 Plan shall automatically increase on the first trading day of January each calendar year during the term of the Plan, beginning with the calendar year 2023, resulting in the aggregate number of shares of Common Stock available under the 2023 Plan equalling fifteen percent (15%) of the total number of shares of Common Stock outstanding on the last trading day in December of the immediately preceding calendar year, minus the total number of reserved and available shares under the Company’s other equity incentive plan(s), if any. If any shares of Common Stock that have been granted pursuant to an award cease to be subject to such award or are forfeited or if any award otherwise terminates without a payment being made to the holder in the form of common stock, such shares shall again be available for distribution in connection with future grants and awards under the 2023 Plan.

EXECUTIVE COMPENSATION

The following is a discussion and analysis of the compensation arrangements of our named executive officers. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Overview

Our current executive compensation program is intended to align executive compensation with our business objectives and to enable us to attract, retain and reward executive officers who contribute to our long-term success. The compensation paid or awarded to our executive officers is generally based on the assessment of each individual’s performance compared against the business objectives established for the fiscal year as well as our historical compensation practices. In the case of new hire executive officers, their compensation is primarily determined based on the negotiations of the parties as well as our historical compensation practices.

The following table illustrates the compensation paid by us to our “named executive officers” is defined under Item 402(m) of Regulation S-K as being (i) all individuals serving as the Company’s principal executive officer or acting in a similar capacity during the last completed fiscal year (“PEO”), regardless of compensation level; (ii) the Company’s two most highly compensated executive officers other than the PEO who were serving as executive officers at the end of the last completed fiscal year; and (iii) up to two additional individuals for whom disclosure would have been provided pursuant to paragraph (m)(2)(ii) of Item 402 of Regulation S-K but for the fact that the individual was not serving as an executive officer of the Company at the end of the last completed fiscal year provided, however, that no disclosure need be provided for any executive officer, other than the PEO, whose total compensation, as so reduced, does not exceed $100,000.

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Summary Compensation Table

Name and Principal Position	Year	Salary($)(1)		Equity Award ($)	Total($)
Richard Ryan	2022	$400,000	(2)	$-	$400,000	(2)
President and Chief Executive Officer (Principal Executive Officer)	2021	300,000		-	300,000
Andrew Behe	2022	$150,000		$-	$150,000
Chief Financial Officer (Principal Financial and Accounting Officer)	2021	150,000		-	150,000
Theodore Ricks	2022	185,000		-	$185,000
Chief Technology Officer	2021	185,000		-	$185,000

(1)	We periodically review and may increase, base salaries in accordance with our normal annual compensation review for each of our named executive officers.
(2)	Includes $25,000 of deferred compensation.

Employment Agreements

We do not currently have any employment agreements with our named executive officers.

Board Compensation

Our directors are reimbursed for expenses incurred by them in connection with attending Board meetings.

Outstanding Equity Awards

There were no outstanding equity awards held by the named executive officers as of December 31, 2022.

Severance and Change in Control Benefits

There are no severance or change of control arrangements between us and any of the named executive officers.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information, as of May 11, 2023 with respect to the holdings of ( (i) each of our directors, (ii) each executive officer, (iii) all of our current directors and executive officers as a group, and (v) each person who is the beneficial owner of more than 5% of our voting stock.

Beneficial ownership of the voting stock is determined in accordance with the rules of the SEC and includes any shares of company voting stock over which a person exercises sole or shared voting or investment power, or of which a person has a right to acquire ownership at any time within 60 days of May 11, 2023. Except as otherwise indicated, we believe that the persons named in this table have sole voting and investment power with respect to all shares of voting stock held by them. Applicable percentage ownership in the following table is based on 15,000,000 shares of common stock issued and outstanding on May 11, 2023 and              shares of common stock issued and outstanding after this offering (includes              shares of common stock to be issued on the conversion of the Convertible Notes which automatically convert upon the consummation of this initial public offering, but excludes             shares which may be sold upon exercise of the underwriters’ Over-Allotment Option) plus, for each individual, any securities that the individual has the right to acquire within 60 days of             , 2023.

To the best of our knowledge, except as otherwise indicated, each of the persons named in the table has sole voting and investment power with respect to the shares of our common stock beneficially owned by such person, except to the extent such power may be shared with a spouse. To our knowledge, none of the shares listed below are held under a voting trust or similar agreement, except as noted. To our knowledge, there is no arrangement, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of the Company.

		Before the Offering			After the Offering
Name and Address of Beneficial Owner(1)	Title	Beneficially Owned		Percent of Class(2)	Beneficially Owned		Percent of Class(3)
Officers and Directors:
Richard Ryan	President, Chief Executive Officer and Director	1,760,799		11.74%		(4)		%
Andrew Behe	Chief Financial Officer	14,385		*	14,385			%
Theodore Ricks	Chief Technology Officer	100,698	-	*	--		--
Bahar Wadia	Chief Business Officer	86,025		*			--
James Balet	Director	1,151,866		7.68%		(5)		%
Timothy Briglin	Director	47,349		*	47,349			%
Barton S. VanderBurg	Director	1,026,341	(6)	6.84%	1,026,341	(6)		%

Officers and Directors as a Group (total of 7 persons)		4,000,740		26.67%				%

5% or greater Stockholders:
Tuckerman IV TDG, Inc. (7)		9,721,017		64.81%				%

* Less than 1%

(1)	Unless otherwise indicated, the principal address of the named directors and directors and 5% stockholders of the Company is c/o Six15 Technologies Holding Corp., 336 Summit Point Drive, Henrietta, New York 14467.

(2)	Based on 15,000,0000 shares of common stock outstanding as of May 11, 2023. Any shares of common stock not outstanding which are issuable upon the exercise or conversion of other securities held by a person within the next 60 days are considered to be outstanding when computing such person’s ownership percentage of common stock but are not when computing anyone else’s ownership percentage.

(3)	Based on shares of common stock to be outstanding upon the consummation of the offering, assuming the underwriters’ Over-Allotment Option is not exercised.

(4)	Includes shares of common stock issuable upon the automatic conversion of Convertible Notes held by Mr. Ryan in the aggregate principal amount and accrued interest of $ .

(5)	Includes shares of common stock issuable upon the automatic conversion of Convertible Notes held by Mr. Balet in the aggregate principal amount and accrued interest of $ .

(6)	Includes (i) 135,084 shares held in the name of Barton S. VanderBurg and (ii) 891,257 shares held by Barton S. VanderBurg Living Trust dated 10/16/2007, of which Barton S. VanderBurg is a trustee.

(7)	Timothy Briglin, the manager of Tuckerman IV TDG, Inc., has the voting and dispositive control of shares held by Tuckerman IV TDG, Inc. The address of Tuckerman IV TDG, Inc. is 80 South Main Street, Hanover, New Hampshire 03755.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On September 20, 2021, January 31, 2022, February 18, 2022, and June 22, 2022, we issued Senior Convertible Promissory Notes in the principal amounts of $250,000, $50,000, $50,000 and $25,000, respectively, to James Balet, one of our Directors. All notes bear interest at 12% per annum and are due on the earlier to occur of (i) December 31, 2022 and (ii) the closing date of this initial public offering. Mr. Balet has agreed to extend the maturity date of the notes to June 30, 2023. If this offering closes on or prior to June 30, 2023, then the principal and interest of both notes will be converted into shares of our common stock at a conversion price equal to 65% of the purchase price per share of common stock sold in this offering.

On February 15, 2022, January 21, 2022, March 18, 2022, June 2, 2022, October 3, 2022 and October 31, 2022, we issued Senior Convertible Promissory Notes in the principal amount of $50,000, $100,000, $75,000, $50,000, $50,000 and $25,000, respectively, to Richard Ryan (the “Ryan Note”). All of the notes bear interest at 12% per annum and are due on the earlier to occur of (i) December 31, 2022 and (ii) the closing date of this initial public offering. Mr. Ryan has agreed to extend the maturity date of the notes to June 30, 2023. If this offering closes on or prior to June 30, 2023, then the principal and interest of both notes will be converted into shares of our common stock at a conversion price equal to 65% of the purchase price per share of common stock sold in this offering.

We entered into a management consulting agreement (the “Management Agreement”) with one of its members for a term of four years, which expired in 2017. Under the terms of the Management Agreement, the member provided consulting services to us and advised the Board in connection with the management of our business. In connection with services rendered under the Management Agreement, we were required to pay $250,000 annually for the term of the agreement, monthly in arrears. The Management Agreement was amended to accrue interest on any portion of the management fees outstanding for over one year at an annual rate of 11%. Payment of fees under this Management Agreement could be deferred until we have made payments of the preferred return. In 2018, the Management Agreement was amended to stop the accrual of interest on the outstanding management fees. During the year ended December 31, 2022, the accrued management fees and accrued interest related to these management fees were contributed to us in exchange for common stock.

Other than the notes issued to James Balet and Rich Ryan, there have been no transactions between us or our subsidiaries, and any of our directors, executive officers or holders of more than 5% of our voting securities, or their immediate family members that involve the lower of $120,000 or 1% of the average of our total assets in the last two completed fiscal years and that need to be disclosed under Rule 404 of Regulation S-K.

There are no written or oral agreements, arrangements or understandings between us and Timothy Briglin, who is affiliated with Tuckerman IV TDG, Inc., one of our holders.

Indemnification

Our certificate of incorporation contains provisions limiting the liability of directors, and our bylaws indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our certificate of incorporation and bylaws also provide our Board with discretion to indemnify our employees and other agents when determined appropriate by the Board.

In addition, we intend to enter into an indemnification agreement with each of our directors. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or control persons, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Transactions with Related Persons

Before the completion of this offering, we have adopted an Audit Committee charter, which will require the Audit Committee to review all related party transactions on an ongoing basis and that all such transactions be approved by that committee. In reviewing and approving any such transactions, our Audit Committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, and whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related person transaction and the extent of the related person’s interest in the transaction.

DESCRIPTION OF SECURITIES

The following description of our securities is only a summary and is qualified in its entirety by reference to the actual terms and provisions of the capital stock contained in our certificate of incorporation and our bylaws.

General

We are authorized to issue two classes of stock. The total number of shares of stock we are authorized to issue is 210,000,000 shares of capital stock, 200,000,000 of which are common stock, $0.0001 par value per share, and 10,000,000 of which are “blank check” preferred stock. As of May 11, 2023, 15,000,000 shares of common stock were issued and outstanding and held by 26 stockholders of record and there was no class or series of preferred stock designated or outstanding.

The following description of our securities and provisions of our certificate of incorporation and bylaws is only a summary. You should refer to our certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

The holders of our common stock are entitled to the following rights:

Voting Rights. Each share of our common stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders.

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Dividend Rights. Subject to limitations under Delaware law, holders of our common stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by our Board out of funds legally available therefor.

Liquidation Rights. In the event of the liquidation, dissolution or winding up of our business, the holders of our common stock are entitled to share ratably in the assets available for distribution after the payment of all of our debts and other liabilities.

Other Matters. The holders of our common stock have no subscription, redemption or conversion privileges; in addition, such common stock does not entitle its holders to preemptive rights. All of the outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

Our certificate of incorporation authorizes 10,000,000 shares of “blank check” preferred stock, par value $0.0001 per share, of which none are designated or outstanding. The Board may provide for the issue of any or all of the unissued and undesignated shares of the preferred stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issuance of such shares and as may be permitted by law, without stockholder approval. Our Board is able to determine with respect to any series of preferred stock, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate, if any, of the series;

●	the dates at which dividends, if any, will be payable;

●	the redemption rights and price or prices, if any, for shares of the series;

●	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

●	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our Company;

●	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our Company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates and provisions for any adjustments to such prices or rates, the date or dates as of which the shares will be convertible, and all other terms and conditions upon which the conversion may be made;

●	the ranking of such series with respect to dividends and amounts payable on our liquidation, dissolution or winding up, which may include provisions that such series will rank senior to our common stock with respect to dividends and those distributions;

●	restrictions on the issuance of shares of the same series or any other class or series; or

●	voting rights, if any, of the holders of the series.

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The issuance of preferred stock could adversely affect, among other things, the voting power of holders of common stock and the likelihood that stockholders will receive dividend payments and payments upon our liquidation, dissolution or winding up. The issuance of preferred stock could also have the effect of delaying, deferring or preventing a change in control of us.

Representative Warrants

The registration statement of which this prospectus is a part also registers for sale the Representative Warrants, as a portion of the underwriting compensation in connection with this offering. The Representative Warrants will be exercisable to purchase up to              shares of common stock for $              per share (125% of the public offering price per unit) commencing after 180 days of the commencement of sales pursuant to the registration statement of which this prospectus is a part until the four and half anniversary date of the initial exercise date. See “Underwriting” for a description of the Representative Warrants.

Notes

●	On September 30, 2020, TDG issued a Promissory Note, as amended, in the principal amount of $2,000,000 to SQN Venture Income Fund II, LP (the “SQN Note”). The SQN Note initially bears interest at 12.50% per annum and 14.00% per annum since June 1, 2022, and is due on July 1, 2025, or if the applicable interest-only period is extended to July 31, 2022, then October 1, 2025.

●	On July 15, 2022, we issued a Promissory Note in the principal amount of $629,666 to Rossiter & Cummaro Enterprise LLC (the “RCE Note”). The RCE Note bears interest at 16% per annum and is due on June 1, 2025. The RCE Note may be prepaid at any time after January 1, 2023, and from time to time, without penalty.

●

On October 31, 2022, we issued a Promissory Note in the principal amount of $50,000 to Rossiter & Cummaro Enterprise LLC (the “RCE Note No. 2”). The RCE Note No. 2 bears interest at 16% annum and is due on June 1, 2025. The RCE Note No. 2 may be prepaid at any time after April 1, 2023, and from time to time, without penalty.

From September 2021 to December 2022, we issued a series of secured convertible promissory notes to nine investors in the aggregate principal amount of $1,955,088 (the “Convertible Notes”). The outstanding principal amount under the Convertible Notes bears interest at the rate of 12% per annum, and the Convertible Notes mature on the earlier of (i) December 31, 2022 or (ii) the closing date of this initial public offering. The investors have agreed to extend the maturity date of the Convertible Notes to June 30, 2023 and the Company has received written agreements from all investors agreeing to this extension. If this offering closes on or prior to June 30, 2023, then the principal outstanding amount of the Convertible Notes and accrued interest thereon will automatically be converted into shares of our common stock at a 35% discount to the offering price of the shares of common stock sold in this offering. As of March 31, 2023, the total outstanding principal amount of and accrued interest on the Convertible Notes was approximately $2,223,374. Based on an assumed offering price of $              per share of common stock in this offering, we would issue an aggregate of               shares of common stock to the noteholders upon the conversion of the Convertible Notes. The conversion of the Convertible Notes into shares of our common stock will dilute your equity ownership in the Company and may affect the market value of your shares of common stock. If this offering closes after June 30, 2023, the outstanding principal amount and accrued interest on the Convertible Notes will become due and payable unless the investors agree to extend the maturity date of the Convertible Notes.

●	On September 20, 2021, TDG issued a Senior Convertible Promissory Note in the principal amount of $250,000 to Mart Liinve.

●	On September 20, 2021, TDG issued a Senior Convertible Promissory Note in the principal amount of $250,000 to James Balet.

●	On November 30, 2021, TDG issued a Senior Convertible Promissory Note in the principal amount of $425,000 to Steve Hall.

●	On February 15, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $50,000 to Richard Ryan.

●	On March 21, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $75,000 to Michelin and Patrick Killorin.

●	On March 25, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $100,000 to Sean Andreas.

●	On May 9, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $85,000 to Mart Liinve.

●	On June 2, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $50,000 to Richard Ryan.

●	On June 13, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $25,000 to Michelin and Patrick Killorin.

●	On June 22, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $25,000 to James Balet.

●	On January 21, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $100,000 to Richard Ryan.

●	On January 31, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $50,000 to James Balet.

●	On February 18, 2022,we issued a Senior Convertible Promissory Note in the principal amount of $50,000 to James Balet.

●	On March 18, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $75,000 to Richard Ryan.

●	On June 28, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $40,000 to Cedar Tree Partners II.

●	On July 1, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $25,000 to Russell Ivanhoe.

●	On July 5, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $100,000 to Michelin and Patrick Killorin.

●	On August 1, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $25,000 to John S. Passyn.

●	On October 3, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $50,000 to Richard Ryan.

●	On October 31, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $25,000 to Richard Ryan.

●	On December 7, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $80,088 to Mart Liinve.

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Warrants

As of             , 2023, we have not issued any warrants.

Options

As of             , 2023, we have not issued any stock options.

Anti-Takeover Provisions

Our certificate of incorporation authorizes 10,000,000 shares of “blank check” preferred stock, par value $0.0001 per share, of which none are designated or outstanding. The Board may provide for the issue of any or all of the unissued and undesignated shares of the preferred stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issuance of such shares and as may be permitted by law, without stockholder approval.

The issuance of preferred stock could adversely affect, among other things, the voting power of holders of common stock and the likelihood that stockholders will receive dividend payments and payments upon our liquidation, dissolution or winding up. The issuance of preferred stock could also have the effect of delaying, deferring or preventing a change in control of the Company which could suppress the market price of our common stock.

Also, the provisions of the Delaware General Corporation Law, our certificate of incorporation and our bylaws could have the effect of delaying, deferring or discouraging another person from acquiring control of our Company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our Company to first negotiate with our Board. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

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Section 203 of the DGCL

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

●	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

●	an affiliate of an interested stockholder; or

●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

●	our Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction; or

●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation and our bylaws include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our Board or our governance or policy, including the following:

Board Vacancies

Our certificate of incorporation and bylaws authorize generally only our Board to fill vacant directorships resulting from any cause or created by the expansion of our Board. In addition, the number of directors constituting our Board may be set only by a resolution adopted by a majority vote of our entire Board. These provisions prevent a stockholder from increasing the size of our Board and gaining control of our Board by filling the resulting vacancies with its own nominees.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our certificate of incorporation and bylaws will not provide for cumulative voting.

Exclusive Forum

Our certificate of incorporation contains that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf under Delaware law, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws, (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) or (5) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. These exclusive forum provisions do not apply to claims under the Securities Act or the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

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Transfer Agent and Registrar

The transfer agent for our common stock is VStock Transfer, LLC, and located 18 Lafayette Place, Woodmere, New York 11598.

Exchange Listing

We have applied to have our common stock listed on The Nasdaq Capital Market under the symbol “SXV,” which listing is a condition of this offering. There can be no assurance that Nasdaq will approve our listing application.

SHARES ELIGIBLE FOR FUTURE SALE

There is not currently an established U.S. trading market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding warrants, in the public market after this offering, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon completion of the sale of              shares of common stock in this offering, we will have              shares of common stock issued and outstanding. In the event the underwriters exercise the Over-Allotment Option in full, we will have              shares of common stock issued and outstanding. The common stock sold in this offering will be freely tradable without restriction or further registration or qualification under the Securities Act.

All previously issued shares of common stock that were not offered and sold in this offering, are or will be upon issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if such public resale is registered under the Securities Act or if the resale qualifies for an exemption from registration under Rule 144 under the Securities Act, which is summarized below.

In general, a person who has beneficially owned restricted shares of our common stock for at least six months in the event we have been a reporting company under the Exchange Act for at least ninety (90) days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the ninety (90) days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of shares of our common stock then outstanding; or

●	1% of the average weekly trading volume of our common stock during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

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Rule 144

Affiliate Resales of Restricted Securities

Affiliates of ours must generally comply with Rule 144 if they wish to sell any shares of our common stock in the public market, whether or not those shares are “restricted securities.” “Restricted securities” are any securities acquired from us or one of our affiliates in a transaction not involving a public offering. All shares of our common stock issued prior to the closing of the offering made hereby, are considered to be restricted securities. The shares of our common stock sold in this offering are not considered to be restricted securities.

Non-Affiliate Resales of Restricted Securities

Any person or entity who is not an affiliate of ours and who has not been an affiliate of ours at any time during the three months preceding a sale is only required to comply with Rule 144 in connection with sales of restricted shares of our common stock. Subject to the lock-up agreements described below, those persons may sell shares of our common stock that they have beneficially owned for at least one year without any restrictions under Rule 144 immediately following the effective date of the registration statement of which this prospectus is a part.

Further, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time such person sells shares of our common stock, and has not been an affiliate of ours at any time during the three months preceding such sale, and who has beneficially owned such shares of our common stock for at least six months but less than a year, is entitled to sell such shares so long as there is adequate current public information, as defined in Rule 144, available about us.

Resales of restricted shares of our common stock by non-affiliates are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

Rule 701 generally allows a stockholder who purchased our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our Company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our Company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Lock-Up Agreements

The Company, each of our directors and executive officers, and all of our stockholders have agreed not to offer, pledge, sell, contract to sell, grant any option to purchase, or otherwise dispose of our common stock or any securities convertible into or exchangeable or exercisable for common stock, or to enter into any hedge or other arrangement or any transaction that transfers, directly or indirectly, the economic consequence of ownership of the shares of our common stock, for a period of twelve (12) months, in the case of directors and executive officers, and six (6) months, in the case of our stockholders, after the effective date of the registration statement of which this prospectus forms a part, without the prior written consent of ThinkEquity as the representative of the underwriters, except in connection with (i) transactions relating to securities acquired in open market transactions after the completion of this initial public offering, (ii) transfers of securities as a bona fide gift, by will or intestacy or to a family member or trust for the benefit of a family member, (iii) transfers of securities to a charity or educational institution, or (iv) if the stockholder controls a corporation, partnership, limited liability company or other business entity, any transfers of securities to any shareholder, partner or member of, or owner of similar equity interests, in the stockholder, as the case may be; provided that in the case of any transfer pursuant to the foregoing clauses (ii), (iii) or (iv), it shall be a condition to any such transfer that the transferee agrees to be bound by the terms of the applicable lock-up agreement and the transferor notifies ThinkEquity at least two (2) business days prior to the proposed transfer or disposition. See “Underwriting—Lock-up Agreements.” The underwriters do not have any present intention or arrangement to release any shares of our common stock subject to lock-up agreements prior to the expiration of the twelve (12) or six (6) month lock-up period.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated             , 2023, between us and the underwriters named below, for which ThinkEquity LLC, is serving as the representative, each underwriter named below has severally agreed to purchase, and we have agreed to sell to the underwriters, the following respective number of shares of common stock listed next to the underwriter’s name in the following table.

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Underwriter	Number of Shares	Number of Shares if Over-allotment Option is Fully Exercised

ThinkEquity LLC

Totals:

Under the terms of the underwriting agreement, the underwriters are committed to purchasing all of the shares offered by this prospectus if the underwriters buy any such shares. The underwriters’ obligation to purchase the shares is subject to satisfaction of certain conditions, including, among others, the continued accuracy of representations and warranties made by us in the underwriting agreement, delivery of legal opinions and the absence of any material changes in our assets, business or prospects after the date of this prospectus.

The underwriters initially propose to offer our shares directly to the public at the public offering price set forth on the front cover page of this prospectus and to certain dealers at such offering price, less a concession not to exceed $              per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside the United States may be made by affiliates of certain of the underwriters.

Over-Allotment Option

We have granted the underwriters the Over-Allotment Option exercisable one or more times in whole or in part, not later than 45 days after the date of this prospectus, to purchase from us up to an aggregate of              additional shares of our common stock, less the underwriting discounts and commissions set forth on the cover of this prospectus in any combination thereof to cover over-allotments, if any. To the extent that the Representative exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares to be purchased by it in the above table bears to the total number of shares offered by this prospectus. We will be obligated, pursuant to the Over-Allotment Option, to sell these additional shares of common stock to the underwriters to the extent the Over-Allotment Option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares of common stock on the same terms as those on which the other shares are being offered hereunder. If the Over-Allotment Option is exercised in full, the total offering price to the public will be approximately $             , and the total net proceeds, before expenses and after the credit to the underwriting commissions described below, to us will be approximately $             .

Underwriting Discount

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus. After the offering to the public, the offering price and other selling terms may be changed by the underwriters without changing the proceeds we will receive from the underwriters.

The following table summarizes the public offering price, underwriting discount and proceeds before expenses to us. The underwriting discount is 7.0% of the public offering price. We have also agreed to pay a non-accountable expense allowance to the Representative equal to 1.0% of the gross proceeds received at the closing of the offering. We have paid a $35,000 advance to the Representative, which shall be applied against actual out-of-pocket-accountable expenses, which will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

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	Per Share	Total without Over- Allotment Option	Total with Over- Allotment Option
Public offering price	$	$	$
Underwriting discount (7%)	$	$	$
Proceeds, before expenses to us
Non-accountable expense allowance (1%)	$	$	$

We have also agreed to reimburse the Representative for certain fees and expenses incurred by the Representative in connection with the offering, and any amounts not actually incurred will be reimbursed to us. We have paid an expense deposit of $35,000 to the Representative, which will be applied against the actual accountable expenses that will be payable by us to the Representative in connection with this offering. We will pay a maximum of $202,500 for fees and expenses including due diligence, legal fees, road show and disbursements incurred by the Representative in connection with the offering, and other out-of-pocket expenses, plus the costs associated with the use of a third-party electronic road show service.

We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately $             . We have also agreed to reimburse the underwriters for certain expenses incurred by them.

Representative Warrants

Upon closing of this offering, we have agreed to issue to the Representative, or its designees, as compensation warrants to purchase a number of shares of common stock equal to five percent (5.0%) of the aggregate number of shares of common stock sold in this offering (the “Representative Warrants”). The Representative Warrants will be exercisable at a per share exercise price equal to 125.0% of the public offering price per share in this offering. The Representative Warrants are exercisable at any time and from time to time, in whole or in part, during the four and one-half year period commencing 180 days from the commencement of sales of the shares of common stock registered under the registration statement on Form S-1 of which this prospectus is a part.

The Representative Warrants are deemed compensation by FINRA and is therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). The Representative (or permitted assignees under Rule 5110(e)(2)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrant or the underlying securities for a period of 180 days from the commencement of sales of the shares of common stock offered pursuant to this prospectus. In addition, the Representative Warrants provides for registration rights upon request, in certain cases. The one time demand registration right provided will not be greater than five years from the effective date of the registration statement of which this prospectus is a part in compliance with FINRA Rule 5110(g)(8)(C). The unlimited piggyback registration right provided will not be greater than seven years from the effective date of the registration statement of which this prospectus is part in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and the number of shares issuable upon exercise of the Representative Warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the exercise price of the Representative Warrant or the number of underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Restrictions

We, including any of our successors, will agree, for a period of six months from the closing of this offering, that each will not (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock (except to officers, directors, employees, consultants and/or agents for services rendered or to be rendered); (b) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock (except an S-8 registration statement); (c) complete any offering of debt securities, other than entering into a line of credit with a traditional bank or (d) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our capital stock, whether any such transaction described in clause (a), (b), (c) or (d) above is to be settled by delivery of shares of our capital stock or such other securities, in cash or otherwise. Additionally, we agree that for a period of 18 months after this offering we will not directly or indirectly in any “at-the-market,” continuous equity or variable rate transaction, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock, without the prior written consent of ThinkEquity.

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Lock-Up Agreements

Pursuant to “lock-up” agreements, our executive officers and directors, and all of our stockholders, have agreed, without the prior written consent of the Representative, not to, directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of shares of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock or any other of our securities or publicly disclose the intention to do any of the foregoing, for a period of twelve (12) months, in the case of executive officers and directors, and six (6) months, in the case of our stockholders, from the effective date of the registration statement of which this prospectus forms a part, except in connection with (i) transactions relating to securities acquired in open market transactions after the completion of this initial public offering, (ii) transfers of securities as a bona fide gift, by will or intestacy or to a family member or trust for the benefit of a family member, (iii) transfers of securities to a charity or educational institution, or (iv) if the stockholder controls a corporation, partnership, limited liability company or other business entity, any transfers of securities to any shareholder, partner or member of, or owner of similar equity interests, in the stockholder, as the case may be; provided that in the case of any transfer pursuant to the foregoing clauses (ii), (iii) or (iv), it shall be a condition to any such transfer that the transferee agrees to be bound by the terms of the applicable lock-up agreement and the transferor notifies the Representative at least two (2) business days prior to the proposed transfer or disposition.

We have agreed (and will cause any successor entity to agree), for a period of six (6) months from the closing, that each it will not (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock (except to officers, directors, employees, consultants and/or agents for services rendered or to be rendered); (b) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock (except an S-8 registration statement); (c) complete any offering of debt securities, other than entering into a line of credit with a traditional bank or (d) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our capital stock, whether any such transaction described in clause (a), (b), (c) or (d) above is to be settled by delivery of shares of our capital stock or such other securities, in cash or otherwise. Additionally, we agree that for a period of 18 months after this offering we will not directly or indirectly in any “at-the-market,” continuous equity or variable rate transaction, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock, without the prior written consent of ThinkEquity.

Right of First Refusal

For a period of eighteen (18) months from the closing of this offering, we will grant to ThinkEquity an irrevocable right of first refusal to act as the sole investment banker, sole book-runner or sole placement agent, at ThinkEquity’s sole discretion, for each future public and private equity and debt offering (excluding commercial debt transactions), including all equity-linked financings, during such eighteen (18) month period for the Company, or any successor to or any subsidiary of the Company, on terms customary to ThinkEquity. ThinkEquity shall have the sole right to determine whether or not any other broker-dealer shall have the right to participate in any such offering and the economic terms of any such participation.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

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Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

No Public Market

Prior to this offering, there has not been a public market for our securities in the U.S. and the public offering price for our common stock will be determined through negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which our common stock will trade in the public market after this offering or that an active trading market for our common stock will develop and continue after this offering.

Stock Exchange

We have applied to have our common stock listed on The Nasdaq Capital Market under the symbol “SXV.” There can be no assurance that we will be successful in listing our common stock on Nasdaq.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained on any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as an underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock during and after this offering, including:

●	stabilizing transactions;

●	short sales;

●	purchases to cover positions created by short sales;

●	imposition of penalty bids; and

●	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of common stock than they are required to purchase in this offering and purchasing common stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

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The underwriters may close out any covered short position by either exercising their option, in whole or in part or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the Over-Allotment Option.

Naked short sales are short sales made in excess of the Over-Allotment Option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because              has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on The Nasdaq Capital Market, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Determination of Offering Price

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation between us and the Representative. The principal factors to be considered in determining the initial public offering price include, but are not limited to:

●	the information set forth in this prospectus and otherwise available to the underwriters;

●	our history and prospects and the history and prospects for the industry in which we compete;

●	our past and present financial performance;

●	our prospects for future earnings and the present state of our development;

●	the general condition of the securities market at the time of this offering;

●	the recent market prices of, and demand for, publicly traded shares of generally comparable companies; and

●	other factors deemed relevant by the underwriters and us.

The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock or that the common stock will trade in the public market at or above the initial public offering price.

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Affiliations

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Offer Restrictions Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the common stock, the possession, circulation or distribution of this prospectus or any other material relating to us or the common stock in any jurisdiction where action for that purpose is required. Accordingly, the common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

EXPERTS

Urish Popeck & Co., LLC, an independent certified public accounting firm, audited our financial statements for the years ended December 31, 2022 and 2021. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on the reports of Urish Popeck & Co., LLP, given on their authority as experts in accounting and auditing. The registered business address of Urish Popeck & Co., LLP is Three Gateway Center, 401 Liberty Ave., Suite 2400, Pittsburgh, PA 15222.

LEGAL MATTERS

Certain legal matters with respect to the validity of the securities being offered by this prospectus will be passed upon for us by Carmel, Milazzo & Feil LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Blank Rome LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.six-15.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

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SIX15 TECHNOLOGIES HOLDING CORP.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

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Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Six 15 Technologies Holding Corp.

Henrietta, New York

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Six 15 Technologies Holding Corp, (the “Company”) and successor to TDG Acquisition Company, LLC as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the years then ended and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion has not been modified as it relates to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

F-2

Emphasis of Matter – Change in Reporting Entity Under Common Control

As more fully described in Note 3 of the consolidated financial statements, on June 30, 2022, the Company effected a recapitalization of entities under common control. Our opinion has not been modified as it relates to this matter.

/s/ Urish Popeck & Co., LLC

We have served as the Company's auditor since 2020

Pittsburgh, Pennsylvania

May 11, 2023

SIX15 TECHNOLOGIES HOLDING CORP.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2022	2021
ASSETS
Current assets:
Cash	$180,191	$252,039
Accounts receivable	106,116	128,843
Inventory, net	627,648	637,290
Employee retention credits	73,199	89,617
Prepaid expenses and other current assets	56,644	51,573
Total current assets	1,043,798	1,159,362
Property and equipment, net	46,165	64,095
Right of use asset operating lease	117,595	-
Related party receivable	17,982	17,011
Security deposit	4,000	4,000
Total assets	$1,229,540	$1,244,468

LIABILITIES, MEZZANINE EQUITY AND MEMBERS’ DEFICIT
Current liabilities:
Accounts payable	$803,277	$208,846
Accrued expenses	79,292	49,323
Short-term lease liability	69,145	-
Current portion of notes payable	672,528	797,301
Convertible note payable, related parties	675,000	250,000
Convertible notes payable	1,280,088	675,000
Total current liabilities	3,579,330	1,980,470
Accrued management fees, related parties	-	1,131,248
Long-term lease liability	42,288	-
Accrued interest	209,634	4,870,124
Notes payable, related parties	-	3,402,786
Notes payable, net of discount	1,694,854	617,634
Total liabilities	5,526,106	12,002,262

Mezzanine Equity
Mandatorily redeemable preferred units, net of discount	-	15,290,546

Commitments and contingencies

Shareholders’ deficit and Members’ deficit:
Common units	-	1,912
Preferred units	-	(26,065,038)
Preferred units – warrants	-	14,786
Common Stock - $0.0001 Par Value, 15,000,000 Shares Authorized ; 15,000,000 and 0 Shares Issued and Outstanding at December 31, 2022 and 2021, respectively	1,500	-
Additional paid-in capital	24,857,829	-
Accumulated deficit	(29,155,895)	-
Total shareholders’ deficit and members’ deficit	(4,296,566)	(26,048,340)
Total liabilities, mezzanine equity, shareholders’ deficit and members’ deficit	$1,229,540	$1,244,468

See the accompanying notes to the financial statements.

SIX15 TECHNOLOGIES HOLDING CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended
	December 31,
	2022	2021

Revenue	$1,602,517	$1,170,039
Cost of goods sold	980,091	734,064
Gross profit	622,426	435,975

Operating expenses:
Salaries, wages, and payroll taxes	664,874	619,437
Professional fees	127,640	39,456
Depreciation and amortization	15,066	18,885
Deferred financing costs	36,499	47,904
General and administrative	558,193	364,900
Research and development	987,389	1,098,247
Total operating expenses	2,389,661	2,188,829

Loss from operations	(1,767,235)	(1,752,854)

Other (expense) income:
Interest expense	(1,156,660)	(1,158,659)
Other (expense) income	(168,930)	503,627
Total other (expense) income	(1,325,590)	(655,032)

Net loss	$(3,092,825)	$(2,407,886)

Basic and diluted net loss per share (Based on 15,000,000 shares outstanding)	$(0.21)	$(0.16)

 See the accompanying notes to the financial statements.

SIX15 TECHNOLOGIES HOLDING CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock			Common Units
	Shares	Amount	Additional Paid-In-Capital	Restricted Units	Non- restricted Units	Amount	Preferred Units	Warrants	Accumulated Deficit	Total
Balances at January 1, 2021	-	$-	$-	10,000	104,825	$1,856	15,304	$14,786	$(23,657,152)	$(23,640,510)
Net loss	-	-	-	-	-	-	-	-	(2,407,886)	(2,407,886)
Unit-based condensation expense	-	-	-	-	-	56	-	-	-	56
Units issued	-	-	-	1,196	-	-	-	-	-	-
Balances at December 31, 2021	-	-	-	11,196	104,825	1,912	15,304	14,786	(26,065,038)	(26,048,340)
Net loss	-	-	-	-	-	-	-	-	(3,092,825)	(3,092,825)
Surrender of warrants	-	-	-	-	-	-	-	(14,786)	-	(14,786)
Issuance of common stock in exchange for preferred units and related warrants	5,070,000	507	17,782,783	-	-	-	(15,304)	-	-	17,783,290
Issuance of common stock in exchange for debt	1,530,000	153	5,794256	-	-	-	-	-	-	5,794,409
Issuance of common stock in exchange for management fee liability	340,000	34	1,280,790	-	-	-	-	-	-	1,280,824
Unit-based condensation expense	-	-	-	-	-	-	-	-	56	56
Issuance of common stock in exchange for common units	8,060,000	806	-	(11,196)	(104,825)	(1,912)	-	-	1,912	806
Balances at December 31, 2022	15,000,000	$1,500	$24,857,829	-	-	$-	-	$-	$(29,155,895)	$(4,296,566)

See the accompanying notes to the financial statements.

SIX15 TECHNOLOGIES HOLDING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended
	December 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(3,093,825)	$(2,407,886)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	38,887	47,045
Amortization of debt discount	30,338	52,833
Stock/unit-based compensation expense	56	56
Increase in reserve for obsolescence	79,695	50,971
Other income - forgiveness of Paycheck Protection Program	-	(402,373)
Changes in operating assets and liabilities:
Accounts receivable	22,727	23,264
Inventory	(70,053)	(128,973)
Right of use asset operating lease	(117,595)	-
Prepaid expenses and other current assets	(5,071)	3,586
Employee retention credits	16,418)	(89,617)
Related party receivable	(971)	(1,025)
Accounts payable	594,431	109,193
Accrued expenses	29,969	(16,035)
Lease liabilities	111,433	-
Accrued interest	896,009	925,686

Net cash used in operating activities	(1,466,551)	(1,833,275)
Cash flows from investing activities:
Purchases of property and equipment	(20,957)	(21,774)
Net cash used in investing activities	(20,957)	(21,774)
Cash flows from financing activities:
Proceeds from issuance of notes payable, net of financing costs	679,666	-
Proceeds from Paycheck protection program	-	241,500
Proceeds from issuance of convertible notes	605,088	750,000
Proceeds from issuance of convertible notes, related parties	425,000	250,000
Repayments of notes payable	(294,094)	(611,175)
Net cash provided by financing activities	1,415,660	630,325
Net change in cash and cash equivalents	(71,849)	(1,224,724)
Cash and cash equivalents at beginning of year	252,039	1,476,763
Cash and cash equivalents at end of year	$180,191	$252,039

Supplemental disclosure of cash flow information:
Cash paid for interest	$266,811	$228,044
Increase in principal balance of notes payable due to interest	413,472	181,536
Common stock issued in exchange of preferred units and related debt	17,783,290	-
Common stock issued in exchange of debt	5,794,409	-
Common stock issued in exchange of liabilities	1,280,824	-
Common stock issued in exchange of common units	806	-

See the accompanying notes to the financial statements.

SIX15 TECHNOLOGIES HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Six15 Technologies Holding Corp. (the “Corp.,” together with its wholly owned subsidiary, the “Company”) was originally founded in June 2012 in the State of Delaware as TDG Acquisition Company, LLC (“TDG”) d/b/a Six15 Technologies. On June 30, 2022, the Corp. entered into a contribution agreement (the “Contribution Agreement”) with TDG, Thayer Longview TDG, LLC, a Delaware limited liability company (“TL”), and Six15 Funding, LLC, a Delaware limited liability company (“Six15 Funding,” and together with TDG and TL, the “LLCs”), and each of the members of the LLCs (the “Members”). Each Member held membership interests, or promissory notes, in one or more of the LLC (collectively, the “Interests”). Pursuant to the Contribution Agreement, each Member transferred their respective interests in one or more of the LLCs to the Corp. in exchange for an aggregate of fifteen million (15,000,000) shares of common stock of the Corp. (the “Exchange”), resulting in the Members becoming owners of 100% of the outstanding capital stock of the Corp. and TDG became a wholly-owned subsidiary of the Corp. The Company is engaged in the research, development, production and distribution of high resolution head mounted displays and optoelectronic products, components and related technology used in military and commercial applications. The Company’s headquarters and production operation is located in Henrietta, New York.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $3,092,825 and $2,407,886 for the years ended December 31, 2022 and 2021, respectively, and has negative cash flows from operations for the years ended December 31, 2022 and 2021. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next 12 months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. Through the date the consolidated financial statements were available to be issued, the Company has been primarily financed through the issuance of loans. No assurance can be given that the Company will be successful in these efforts.

The Company is seeking to raise capital via an equity offering. In the event the Company does not complete an offering, the Company expects to seek additional funding through private equity or debt financings. The Company may not be able to obtain financing on acceptable terms, or at all.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

All material intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2021 and has elected to comply with certain reduced public company reporting requirements.

On June 30, 2022, Six15 Technologies Holding Corp. entered into a contribution agreement with TDG Acquisition Company, LLC as discussed in Note 1. In accordance with ASC 250-10-45-21, management is accounting for this transaction as a recapitalization of entities under common control.  The below reconciliation shows the accounting treatment of this transaction retrospectively applied for the December 31, 2021 financial statements.  This is deemed a non-taxable event as the convertible notes and mandatorily redeemable preferred units were exchanged for common shares of value.

Pro Forma Reconciliation December 31, 2021

	As Stated	Pro Forma		Pro Forma
Balance Sheet	December 31, 2021	Adjustments		December 31, 2021
Assets
Current assets	$1,159,362	$-		$1,159,362
Other assets	85,106	-		85,106
Deferred tax asset, net	-	818,530	(a)	818,530
Deferred tax asset - valuation allowance	-	(818,530	)(a)	(818,530)
Total assets	$1,244,468	$-		$1,244,468
Liabilities
Current liabilities	$1,980,470	$-		$1,980,470
Accrued management fees, related parties	1,131,248	(1,131,248	)(b)	-
Accrued interest	4,870,124	(4,513,618	)(b)	356,506
Notes payable, related parties	3,402,786	(3,402,786	)(b)	-
Notes payable, net of discount	617,634	-		617,634
Total liabilities	12,002,262	(9,047,652)		2,954,610
Mezzanine equity
Mandatorily redeemable preferred units, net of discount	15,290,546	(15,290,546)		-
Members' deficit
Common units	1,912	(1,912	)(b)	-
Preferred units	(26,065,038)	26,065,038	(b)	-
Preferred units - warrants	14,786	-		14,786
Common stock	-	1,500	(b)	1,500
Additional paid in capita l	-	24,647,403	(b)	24,647,403
Accumulated deficit	-	(26,373,831	)(b)	(26,373,831)
Total Members' Deficit	(26,048,340)	24,338,198		(1,710,142)
Total liabilities, mezzanine equity, and members’ deficit	$1,244,468	$-		$1,244,468
Operations
Loss before provision of income taxes	$(2,407,886)	$-		$(2,407,886)
Provision for benefit from income taxes	-	(818,530	)(a)	(818,530)
Valuation allowance	-	818,530	(a)	818,530
Net loss	$(2,407,886)	$-		$(2,407,886)

Loss per common share	$0.21	$-		$0.16

(a) The Company would have recognized pro forma income tax provisions of $0 for federal and state income taxes resulting from operations as of December 31, 2021.

The pro forma deferred income tax asset of $837,801 and deferred income tax liability of $19,271 resulted in a pro forma net deferred income tax asset of $818,530. The Company has recorded a pro forma valuation allowance of $818,530, primarily due to management’s assessment of the realizability of the deferred tax assets in future periods. Management evaluates the need for a valuation allowance on a periodic basis.

The Company’s pro forma effective income tax rate is different than what would be expected if the federal and state statutory rates were applied to the Company’s income before benefit from income taxes as a result of the valuation allowance recognized against the Company’s deferred tax asset as of December 31, 2021.

(b)  The pro forma information related to the exchange of convertible and related notes payable plus accrued interest, accrued management fees, and the mandatorily redeemable preferred units for 15,000,000 shares of common stock.

(c)  Loss per common share, based on 15,000,000 shares outstanding.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the depreciable lives of property and equipment, allowance for doubtful accounts, valuation of inventory and liabilities associated with warranty costs. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

SIX15 TECHNOLOGIES HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has been significantly impacted by the COVID-19 pandemic and has unknown continued impacts from the ongoing COVID-19 pandemic.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2022 and 2021, all of the Company's cash was held at one accredited financial institution.

Concentrations

The Company sells products primarily to military contractors, and commercial industries in the United States of America. The Company provides product to customers based on specific purchase orders and the terms of each order vary based on the specific purchase order. Due to the nature of business, significant customers may not remain the same year-to-year. The Company is dependent on third-party vendors to supply inventory and products for research and development activities. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

The Company had the following three customers which accounted for approximately 93% of total revenues for the year ended December 31, 2022. Accounts receivable from these customers were as follows at December 31, 2022.

Customer	Percentage	Amount	Accounts Receivable
A	84%	$1,346,712	$99,907
B	5%	77,294	-
C	4%	60,444	-
Total	93%	$1,484,450	$99,907

The Company had three vendors which accounted for approximately 17%, 12% and 10% of total purchases for the year ended December 31, 2022. Accounts payable to these vendors were $160,939, $1,500 and $52,975, respectively, at December 31, 2022.

The Company had the following three customers which accounted for approximately 78% of total revenues for the year ended December 31, 2021. Accounts receivable from these customers were as follows at December 31, 2021.

Customer	Percentage	Amount	Accounts Receivable
A	44%	$511,560	$76,921
D	25%	297,970	-
E	9%	104,965	-
Total	78%	$914,495	$76,921

The Company had three vendors which accounted for approximately 23%, 17% and 6% of total purchases for the year ended December 31, 2021. Accounts payable to these vendors were $9,513, $0 and $21,673, respectively, at December 31, 2021.

Cash

The Company places its cash with a high credit quality financial institution. The Company’s account at this institution is insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Accounts Receivable

Accounts receivable are derived from products delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has determined that no allowance is necessary as of December 31, 2022 and 2021.

Inventory

Inventory consists of materials, finished display units and related assemblies for production or sale and is stated at the lower of cost, determined using the average cost method, or net realizable value. Inventory reserves are recorded for obsolete, damaged, defective and slow-moving items. As of December 31, 2022 and 2021, the Company had a reserve for obsolescence of $494,384 and $414,689, respectively (see Note 4).

SIX15 TECHNOLOGIES HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Employee Retention Credits

The employee retention credits (“ERC”) pertain to 2021 payroll tax deductions. Accordingly, $89,616 was included in other income in the statements of operations during the year ended December 31, 2021. As of December 31, 2022, the Company had received $16,418 of the total amount. The Company expects to receive the remaining balance in 2023.

Prepaid and Other Current Assets

Prepaid and other current assets includes prepaid insurance of $18,371 and $22,368 at December 31, 2022 and 2021, respectively, prepaid software licenses of $20,923 and $16,325 at December 31, 2022 and 2021, respectively, and other prepaid expenses of $17,350 and $12,880 at December 31, 2022 and 2021, respectively.

Related Party Receivable

Related party receivable includes amounts paid by the Company for professional services and related tax filings on behalf of a member of the Company.

Property and Equipment

Property and equipment are generally stated at cost or fair value, if acquired. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which are as follows:

Leasehold improvements	5 years
Machinery and equipment	5 years
Office equipment	5 years
Furniture and fixtures	5 years
Tooling	4 years

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2022 or 2021.

Deferred Financing Costs

Deferred financing costs related to a recognized debt liability are presented in the balance sheets as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. Deferred financing costs are being amortized to interest expense using the effective interest method, which approximates the effective interest rate, over the term of the related mandatorily redeemable preferred units and note payable, which is ten years and three years, respectively.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2022 and 2021 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and
●	Recognition of revenue when or as the performance obligations are satisfied.

SIX15 TECHNOLOGIES HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company engages in contracts with customers to manufacture high resolution head mounted displays and optoelectronic products, components and related technology, primarily for the military and commercial industries, which represent a majority of the Company’s revenue. The Company’s contracts related to product sales are generally short-term in nature, with most contracts not exceeding twelve months. The Company has determined that each of its contracts represent a single performance obligation and revenue is recognized at a point in time, when product is shipped to customers. Revenue is recognized in the amount that the Company expects to receive in exchange from the sale of products, net of estimated customer returns. Management has determined that no allowance for estimated returns is necessary as of December 31, 2022 and 2021.

The Company includes shipping and handling revenue in revenue and shipping and handling costs in cost of goods sold in the accompanying statements of operations and members’ deficit. The Company’s shipping and handling revenue consists of amounts billed to customers for shipping and handling products. Shipping and handling costs include third-party shipping costs.

The Company also receives commission revenue from Vuzix Corporation (“Vuzix”) related to an authorized reseller agreement. The Company receives commissions on a quarterly basis, based on a computation that is provided by Vuzix. The Company recognizes revenue related to commissions in the quarter in which they are earned.

Disaggregation of Revenue

The Company disaggregates revenue based on the nature and types of products sold and services rendered. Revenue consists of the following:

	Years Ended
	December 31,
	2022	2021
Military Contractors	$1,506,480	$1,085,474
Commercial	18,603	13,705
Commissions	77,294	70,860
Other	140	-
	1,602,517	1,170,039

Significant Judgements

The Company provides a warranty on its products, which is generally for one year. Based on its historical experience of warranty claims, the Company has determined that costs associated with warranty claims are immaterial and therefore recognizes the associated expenses when they are incurred. The Company has determined that no reserve for warranty costs is necessary as of December 31, 2022 and 2021.

Cost of Goods Sold

Cost of goods sold consists of the costs of inventory sold, incoming freight and customs and duties. The Company includes allocated personnel costs and other overheard including rent, depreciation and other materials in cost of goods sold.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefits costs, professional services and information technology, as well as rent, insurance and other administrative costs.

SIX15 TECHNOLOGIES HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Advertising and Promotion

Advertising and promotional costs are expensed as incurred, and are included in general and administrative expense in the statements of operations.

Research and Development Costs

Costs to develop new prototypes are expensed as incurred.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2022 and 2021, the Company had capitalized $0 in deferred offering costs.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred units based upon the differences between the fair value of the underlying common unit at the commitment date of the transaction and the effective conversion price embedded in the preferred units.

Unit-Based Compensation

The Company accounted for unit-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all unit-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company recorded the expense using the straight-line method. For awards with performance-based vesting conditions, the Company recorded the expense if and when the Company concluded that it is probable that the performance condition will be achieved.

The Company classified unit-based compensation expense in its statements of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified. The Company did not issue any unit-based compensation for the years ended December 31, 2022 and 2021. Subsequent to the Exchange described in Note 1, the Company no longer has unit-based compensation arrangements.

Income Taxes

SIX15 TECHNOLOGIES HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company was a limited liability company through June 2022. Therefore as a limited liability company and under the Internal Revenue Code, all taxable income or loss through June 2022 flowed through to the members. Accordingly, the Company did not record deferred tax assets or liabilities or have net operating loss carryforwards. Effective July 2022, the Company effectively became a C corporation resulting from the Exchange described in Note 1. The Company accounts for income taxes using the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies. At December 31, 2022, the Company has concluded that a full valuation allowance is necessary for its deferred tax assets.

The Company recognizes and measures uncertain tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. In making this assessment, the Company must assume that the taxing authority will examine the income tax position and have full knowledge of all relevant information. The second step is to measure the tax benefit as the largest amount that is more than fifty percent likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may or may not accurately forecast actual outcomes.

Lease Obligations

We determine if an agreement is a lease at inception. We evaluate the lease terms to determine whether the lease will be accounted for as an operating or finance lease. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities, current portion, and operating lease liabilities, net of current portion in our consolidated balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

A lease that transfers substantially all of the benefits and risks incidental to ownership of property are accounted for as finance leases. At the inception of a finance lease, an asset and finance lease obligation is recorded at an amount equal to the lesser of the present value of the minimum lease payments and the property’s fair market value. Finance lease obligations are classified as either current or long-term based on the due dates of future minimum lease payments, net of interest.

Recently Issued and Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted ASU 2016-02 on January 1, 2022.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	INVENTORY, NET

Inventory, net consists of the following:

	December 31,
	2022	2021
Raw materials	$879,260	$821,081
Work in process	326	1,259
Finished goods and components	242,446	229,639
	1,122,032	1,051,979
Less: reserve for obsolescence	(494,384)	(414,689)
	$627,648	$637,290

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31,
	2022	2021
Leasehold improvements	$5,383	$5,383
Machinery and equipment	103,831	99,942
Office equipment	204,669	201,152
Furniture and fixtures	48,803	48,803
Tooling	477,362	463,812
	840,048	819,092
Less: accumulated depreciation	(793,883)	(754,997)
	$46,165	$64,095

Depreciation expense was $38,886 and $47,045 for the years ended December 31, 2022 and 2021, respectively.

SIX15 TECHNOLOGIES HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	DEBT

Convertible Promissory Notes

From September 2021 to December 2021, the Company issued three convertible promissory notes for an aggregate principal amount of $1,000,000. From January 2022 to December 2022, the Company issued eighteen convertible promissory notes for an aggregate principal amount of $1,030,088. The notes bear interest at a rate of 12% per annum and mature on the earlier of a) December 31, 2022 or b) the date of the first Liquidity Event, which is defined as an offering of common stock of a C corporation or a listing of the Company on a national exchange

Payment of principal and interest under the convertible notes shall be made in units of common stock of Six15 Technologies Holding Corp valued at the conversion price, which is the product of a) the offering price per share of common stock of Six15 paid in the first Liquidity Event and b) 70%, which reflects a 30% discount. If no Liquidity Event shall have occurred on or prior to December 31, 2022, then principal and interest shall be payable in cash. In such event the noteholders may elect, in their discretion, to receive such payment in common units of the Company valued at the exchange ratio provided for in the Contribution Agreement, dated as of June 30, 2022. Subsequent to December 31, 2022, the twenty-one convertible promissory notes were amended to extend the maturity date to June 30, 2023. Additionally, the discount was amended from 30% to 35%.

As of December 31, 2022, $1,955,088 remained outstanding, of which $675,000 was due to related parties. For the years ended December 31, 2022 and 2021, the company incurred interest expense of $188,236 and $21,938, respectively, pertaining to the convertible notes, all of which was accrued for at year end.

Promissory Note – SQN Venture Income Fund II, LP

In September 2020, the Company issued a promissory note to SQN Venture Income Fund II, LP (“SQN”) which bears interest at 12.5% per annum. The Company must make interest-only payments on a monthly basis through March 31, 2021. Thereafter through maturity in September 2023, the note is payable in equal monthly installments of principal and interest of $77,969, with a final payment due upon maturity in an amount to make the total payments made to SQN 150% of the loan funded by SQN. Secured by substantially all non-intellectual property assets of the Company, and subject to prepayment premium. The Company also may not encumber any of its intellectual property while this note is outstanding. On May 1, 2022, the Company and SQN adopted Amendment No.1 to the original promissory note, which amended the maturity date to July 31, 2025. Additionally, the interest rate was adjusted to 14.0% per annum and the final payment of $535,241 was capitalized into the outstanding principal balance.

In connection with the note and related warrant, the Company incurred $69,027 in financing costs, which were included as debt discount and will be amortized to interest expense over the life of the loan. During each of the years ended December 31, 2022 and 2021, the Company amortized $23,009 to interest expense.

During the years ended December 31, 2022 and 2021, the Company made principal payments on the promissory note of $254,829 and $536,174, respectively.

Promissory Notes – Rossiter & Cummaro Enterprise LLC

In July 2022, the Company issued a promissory note in the principal amount of $629,666 to Rossiter & Cummaro Enterprise LLC (“RCE”) which bears interest at 16% per annum. The Company must make interest-only payments on a monthly basis through June 30, 2023. Thereafter through maturity in June 2025, the note is payable in equal monthly installments of principal and interest of $35,303.

In October 2022, the Company issued an additional promissory note in the principal amount of $50,000 to Rossiter & Cummaro Enterprise LLC (“RCE”) which bears interest at 16% per annum. The Company must make interest-only payments on a monthly basis through June 30, 2023. Thereafter through maturity in June 2025, the note is payable in equal monthly installments of principal and interest of $2,755.

The following is a summary of the SQN and RCE notes:

	December 31,
	2022	2021
Outstanding principal	$2,384,639	$1,463,826
Less: unamortized debt discount	(17,257)	(48,891)
Note payable, net of unamortized debt discount	2,367,528	1,414,935
Less: current portion	(672,528)	(797,301)
Notes payable, net of discount	$1,694,853	$617,634

SIX15 TECHNOLOGIES HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future Principal Payments

Estimated future principal payments to be made under the above note agreements are as follows:

Years Ending December 31,
2023	$672,528
2024	1,694,853
$2,367,381

Notes Payable, Related Parties

The following is a summary of notes payable, related parties:

			December 31,
Related Party Lender	Interest		2022	2021
Six Funding LLC	14.35	%(a)	$-	$575,288
Six Funding LLC	14.35	%(a)	-	503,010
Six Funding LLC	14.35	%(a)	-	324,489
Tuckerman Capital IV, L.P	13.00	%(b)	-	800,000
Tuckerman Capital IV, L.P	13.00	%(b)	-	600,000
Member	13.00	%(b)	-	400,000
Member	13.00	%(b)	-	200,000
			$-	$3,402,786

(a) Interest is capitalized to the principal balance on a semi-annual basis. Subject to prepayment premium.

(b) Interest is payable semiannually in arrears. Subordinated to the Six15 notes.

During the year ended December 31, 2022, Notes Payable, Related Parties, as well as all accrued interest on these notes, were contributed by the holders to the Corp. in exchange for common stock in the Corp. as fully described in Note 1.

Payroll Protection Program

During May 2020, the Company obtained a Paycheck Protection Program loan (the “PPP loan”) from Customers Bank in the amount of $160,873. The PPP loan bears interest at 1% and is secured by the unconditional guarantee of the U.S. Small Business Administration (“SBA”). The PPP loan provides for potential forgiveness of the debt, up to the total principal plus accrued interest, based on eligible uses of the PPP loan proceeds during the 8 or 24 week period after the proceeds were received. Principal and interest payments are deferred until the SBA remits the loan forgiveness amount to Customers Bank or until ten months after the end of the 8 or 24 week period.

During April 2021, the Company received a second round Paycheck Protection Program loan (the “Second PPP Loan”) from Genesee Regional Bank in the amount of $241,500. The Second PPP Loan will be repaid in equal monthly installments, including interest at 1%, beginning ten months after the 24 week covered period which begins on the date the loan was received, through maturity in April 2026. The Second PPP Loan is secured by the unconditional guarantee of the SBA. The Second PPP Loan agreement provides for potential forgiveness of the debt, up to the total principal plus accrued interest, based on eligible uses of the Second PPP loan proceeds during the 24 week period after the proceeds were received.

In 2021, the Company received full forgiveness from the SBA of the principal balance plus any accrued interest on its PPP and Second PPP Loans. Accordingly, the Company recorded $402,373 as other income in the statement of operations during the year ended December 31, 2021.

SIX15 TECHNOLOGIES HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	MANDATORILY REDEEMABLE SERIES A PREFERRED UNITS

The Company issued Series A Preferred Units (“Preferred Units”) (see Note 8) on June 15, 2012 and on September 30, 2016. The Preferred Units were mandatorily redeemable on June 15, 2022 by the Company at the fair market value of the Company’s net assets on the redemption date up to the adjusted capital and any unpaid Preferred Unit returns. During the year ended December 31, 2020, the Company amended its operating agreement to extend the redemption date to December 31, 2023.

During the year ended December 31, 2022, the Series A Preferred Units were contributed by the holders to the Corp. in exchange for common stock in the Corp. as fully described in Note 1.

Mandatorily redeemable preferred units consisted of the following at December 31:

	December 31,
	2022	2021
Mandatorily redeemable Series A Preferred Units	$-	$15,304,036
Less: unamortized deferred financing costs	-	(13,490)
Mandatorily redeemable preferred units, net of discount	$-	$15,290,546

During the years ended December 31, 2022 and 2021, the Company amortized $13,490 and $24,896, respectively, to interest expense.

8.	MEMBERS’ DEFICIT

As mentioned in Note 1, the Members of the LLC contributed their interests to the Corp. and TDG became a wholly owned subsidiary of the Corp.

As of December 31, 2022, the Corp has 200,000,000 shares of common stock authorized to be issued at par value of $0.0001 per share. 15,000,000 shares of common stock are issued and outstanding as of December 31, 2022 resulting from the Exchange described in Note 1. In addition, the Corp is authorized to issue 10,000,000 shares of preferred stock at par value of $0.0001 per share. No shares of preferred stock are issued and outstanding as of December 31, 2022.

As of December 31, 2021, members’ deficit is comprised of cash contributions to, and other arrangements made with, the Company by the Members in accordance with the terms of the Amended and Restated Operating Agreement dated June 15, 2012 (the “LLC Agreement”), and the results of the Company’s operations.

Interests in the Company were represented by membership units, consisting of common units and a class of Preferred Units (see Note 7). Each membership unit, together with all other membership units of a member, represents such member’s interest in (a) the capital of the Company, (b) the profits, losses and allocations of the Company from and after the date of the issuance of the membership unit and (c) the right to receive distributions made by the Company.

Preferred Units

As of December 31, 2022, 0 Preferred Units were authorized and 0 units were issued and outstanding. As of December 31, 2021, 15,697 Preferred Units were authorized and 15,304 were issued and outstanding. The Company’s Preferred Unit holders are not entitled to voting rights. Additionally, members holding at least a majority of the outstanding Preferred Units have the right to approve or disapprove certain types of transactions as defined in the LLC Agreement.

During the year ended December 31, 2022, the Series A Preferred Units were contributed to the Corp. in exchange for common stock in the Corp. as fully described in Note 1.

Common Units

In February 2021, the Company approved the Fourth Amendment to the LLC Agreement and increased the number of authorized units (“Common Units”) to 119,609. There were 0 and 116,021 Common Units issued and outstanding as of December 31, 2022 and 2021, respectively. The Company’s Common Unit holders were entitled to one vote per unit.

Upon the voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of any then outstanding Preferred Units had priority rights, over the Common Unit holders, to receive all assets of the Company available for distribution to its members to pay amounts owed on the Preferred Units. Common Unit holders were then entitled to receive all remaining assets of the Company available for distribution to its members. Additionally, members holding at least a majority of the outstanding Common Units had the right to approve or disapprove certain types of transactions as defined in the LLC Agreement.

SIX15 TECHNOLOGIES HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted Units

Of the 119,609 authorized Common Units, up to 14,784 Common Units were reserved for issuance to managers, officers, employees, consultants and advisors of the Company, pursuant to restricted unit awards as approved by a majority of the board of directors. The terms of the restricted Common Units were determined at the time of grant, but generally vest ratably over a five-year period. All restricted Common Units provided for accelerated vesting if there was a sale of the Company.

There were 0 and 11,196 restricted Common Units issued and outstanding as of December 31, 2022 and 2021, respectively. The average per share grant price for the restricted Common Units was $0.20 for the year ended December 31, 2021. Compensation expense of $56 has been recognized in the accompanying statements of operations and members’ deficit for each of the years ended December 31, 2022 and 2021.

A summary of the Company’s granted restricted Common Units as of December 31, 2022 and 2021 and changes during the years ended is as follows:

	December 31,
		2022	2021
Outstanding, beginning of the year	$	11,196	10,000
Granted	$	-	1,196
Contributed	$	(11,196)	-
Outstanding, end of the year	$	-	11,196

The Company has no non-vested restricted Common Units due to units being contributed as a result of the Exchange described in Note 1.

Warrants

During the year ended December 31, 2020, the Company issued a warrant to SQN for the purchase of Preferred Units of the Company at the lowest price per unit offered by the Company. The warrant allowed SQN to purchase Preferred Units of the Company equal to the greater of the number of units which would allow SQN to obtain 2.5% of the fully diluted ownership of the Company or $200,000 divided by the lowest purchase price per Preferred Unit that the Company offered. In addition, SQN could elect to net settle the warrant whereby it would receive a number of preferred units based on the difference between the per unit price of Preferred Units at the time of election and the per unit price under the warrant. The warrant expires on September 30, 2030, at which point it will be automatically exercised via net settlement if the cash purchase option is not elected. This warrant was recorded at its estimated fair value as of the issuance date, which was determined to be $14,786 and was reported separately in the accompanying balance sheet as of December 31, 2021. Due to the Exchange described in Note 1, the warrant was surrendered during the year ended December 31, 2022.

Allocations of Profits and Losses

The LLC Agreement required net income, net loss, gains, losses and deductions to be allocated to each member’s capital account based upon their unit designation and percentage interest. Generally, profits and losses were allocated among the members in such a manner that the capital account for each member shall be equal to the respective net amount that would be distributed to such member as if the Company were to (i) liquidate the assets of the Company for an amount equal to its carrying value and (ii) distribute proceeds in accordance with the LLC Agreement.

SIX15 TECHNOLOGIES HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Distributions

The LLC Agreement allowed distributions to be made as determined from time to time by the board of directors, subject to certain limitations. Under the LLC Agreement, subject to certain limitations, the Company was required to make distributions to each member of an amount necessary for each member to pay income taxes on the Company’s net income allocated to such member each year (“Tax Distributions”). Tax Distributions will be treated as advances of general distributions set forth in the LLC Agreement.

Holders of Preferred Units were initially entitled to a distribution at an annual rate of 10.8%. Subsequent to March 31, 2018, the distribution rate was reduced to 0% after approval of all Preferred Unit holders, which reduced the overall effective distribution rate on Preferred Units from inception to mandatory redemption to approximately 7.8% per annum. Such distributions were on (a) the gross cash contribution for each Preferred Unit, reduced by an amount of all distributions received by such member in respect of such Preferred Units and (b) any unpaid distributions for prior periods including the date of the distribution (the “Preferred Return”). Preferred Unit distributions were payable in cash at the discretion of the Company’s board of directors or upon certain events, as defined by the LLC Agreement, including a liquidation, dissolution, or a change in control. As the Preferred Units were classified as long-term liabilities, the Preferred Return is reported as $2,479,253 of accrued interest in the accompanying balance sheet as of December 31, 2021. Due to the Exchange transaction described in Note 1, the Preferred Return amount was contributed to the Corp. during the year ended December 31, 2022.

9.	COMMITMENTS AND CONTINGENCIES

Leases

The Company leases a manufacturing, production and office facility in Henrietta, New York under an operating lease which is accounted for under a short-term arrangement. This lease requires the payment of real estate taxes, insurance, and common area maintenance in addition to minimum rent. Rent expense (excluding real estate taxes, insurance and common area maintenance) related to this facility was approximately $72,000 and $71,000 for the years ended December 31, 2022 and 2021, respectively.

SIX15 TECHNOLOGIES HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Management Agreement

The Company entered into a management consulting agreement (the “Management Agreement”) with one of its members for a term of four years, which expired in 2017. Under the terms of the Management Agreement, the member provided consulting services to the Company and advised the board of directors in connection with the management of the Company’s business. In connection with services rendered under the Management Agreement, the Company was required to pay $250,000 annually for the term of the agreement, monthly in arrears. The Management Agreement was amended to accrue interest on any portion of the management fees outstanding for over one year at an annual rate of 11%. Payment of fees under this Management Agreement could be deferred until the Company made payments of the Preferred Return (see Note 8). In 2018, the Management Agreement was amended to stop the accrual of interest on the outstanding management fees. During the year ended December 31, 2022, the accrued management fees and accrued interested related to these management fees were contributed to the Corp. in exchange for common stock in the Corp. as fully described in Note 1.

As of December 31, 2022 and 2021, accrued management fees were $0 and $1,131,248, respectively. Additionally, accrued interest related to these management fees as of December 31, 2022 and 2021 were $0 and $149,577, respectively.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

10.	LESSEE ACCOUNTING

We determine if an agreement is a lease at inception. We lease office space under operating leases.

Operating leases are recorded as right-of-use (“ROU”) assets and lease liabilities on the balance sheet, excluding leases that are less than 12 months. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our estimated incremental borrowing rate at the commencement date to determine the present value of lease payments. The operating lease ROU assets also include any lease payments made and exclude lease incentives. The Company’s lease agreements do not contain any variable lease payments, material residual value guarantees or any restrictive covenants. Our lease terms may include options, at our sole discretion, to extend or terminate the lease. At the adoption date of ASC Topic 842, the Company was reasonably certain that we would exercise our option to renew our corporate office building operating lease. Lease expense is recognized on a straight-line basis over the lease term.

We currently lease office space in Henrietta, New York under a non-cancelable operating lease agreement that expires in 2024. The operating lease contains customary escalation clauses. Rental expense for the year ended December 31, 2022 and 2021 were $72,000 and $71,000, respectively.

Our lease agreement does not contain any material residual value guarantees or material restrictive covenants.

The maturity of operating leases and finance lease liabilities as of March 31, 2023 are as follows:

Year ending December 31,	Operating Leases
2023	$69,145
2024	42,288
2025	-
2026	-
2027	-
Total minimum lease payments	111,433
Less: amount representing interest	-
Present value of minimum lease payments	$111,433

Lease term and discount rate	December 31, 2022
Weighted-average remaining lease term (years)
Operating leases	6.0
Weighted-average discount rate
Operating leases	2.0%

Three Months Ended March 31,2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$72,000

11.	RELATED PARTY TRANSACTIONS

Refer to Note 6 for detail on the Company’s related party notes.

12.	RETIREMENT PLAN

The Company has adopted the TDG Acquisition Company 401(k) Profit Sharing Plan and Trust (the “401(k) Plan”) covering substantially all employees who meet certain eligibility requirements. The 401(k) Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Employees may elect to contribute up to 92% of their eligible compensation under the 401(k) Plan, not to exceed the annual limitation prescribed under the Internal Revenue Code, and may select from a number of available investment options. The Company makes matching contributions of 50% of the participants’ elective deferrals up to 6% of eligible compensation for a maximum contribution of 3% of eligible compensation. Under the 401(k) Plan, the Company may also provide for an annual discretionary profit sharing contribution. The Company’s matching contributions totaled $33,448 and $32,295 for the years ended December 31, 2022 and 2021, respectively. The Company elected not to make a discretionary profit sharing contribution to the 401(k) Plan for the years ended December 31, 2022 and 2021.

13.	PROVISION FOR INCOME TAXES

From inception through June 30, 2022, the Company was a Delaware limited liability company for federal and state tax purposes and, therefore, all items of income or loss through June 2022 flowed through to the members of the limited liability company. Accordingly, the Company did not record deferred tax assets or liabilities or have net operating loss carryforwards. Effective July 2022, the Company converted from an LLC to a C corporation for federal state tax purposes.

For the period of July 1, 2022 to December 31, 2022, the Company did not record a current or deferred income tax expense or benefit due to current and historical losses incurred by the Company. The Company’s operations are based in the United States.

Provision for income taxes consists of the following for the year ended December:

Current	2022
Federal	$-
State	-
$-

Deferred income tax assets and liabilities are comprised of the following at December 31:

2022
Deferred income tax assets:
Net operating loss carryforwards	$261,545
Intangible assets	821,958
Employee Retention Tax Credit	27,256
Accrued wages	2,492
Inventory	177,156
1,290,407
Deferred income tax liability:
Property and equipment	(8,756)
(8,756)
Subtotal	1,281,651
Valuation allowance	(1,281,651)
Net deferred income tax asset	$—

The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. As of December 31, 2022, based on the Company’s history of operating losses, the Company has concluded that it is not more likely than not that the benefit of its deferred tax assets will be realized. Accordingly, the Company has provided a full valuation allowance for deferred tax assets as of December 31, 2022

As of December 31, 2022, the Company had U.S. federal and state net operating loss carryforwards of $261,545, that may be available to offset future income tax liabilities.

The Company’s effective income tax rate is different than what would be expected if the federal and state statutory rates were applied to the Company’s income before benefit from income taxes as a result of the valuation allowance recognized against the Company’s deferred tax asset as of December 31, 2022.

The Company’s corporate tax returns for the years ended December 31, 2022, 2021 and 2020 remain open and subject to examination by the Internal Revenue Service and state taxing authorities.

14.	SUBSEQUENT EVENTS

Management has evaluated events and transactions subsequent to the balance sheet date through the date of the independent registered public accounting firm’s report (the date the financial statements were available to be issued) for potential recognition or disclosure in the financial statements. Management has identified the following subsequent events that are believed require disclosure.

The Company continues to raise additional financing and has received funds through the sale of common shares to third party investors and related parties subsequent to December 31, 2022. The total number of common shares sold subsequent to December 31, 2022 is 166,000 shares to third party investors and 17,000 shares to related parties. All sales were at $3.00 per share, totalling $549,000.

         Shares of Common Stock

Six15 Technologies Holding Corp.

PRELIMINARY PROSPECTUS

ThinkEquity

        , 2023

Through and including                       , 2023 (the 25th day after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing.

Amount
SEC registration fee	$	*
FINRA filing fee		3,087.50
NASDAQ listing fee		5,000.00
Accountants’ fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent fees and expenses		*
Miscellaneous		*
Total expenses	$	*

*	To be completed by amendment

Item 14. Indemnification of Directors and Officers.

Six15 Technologies Holding Corp. is incorporated under the laws of the State of Delaware. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchase or redemptions or (4) for any transaction from which the director derived an improper personal benefit.

Section 102 of the DGCL permits a company to eliminate the personal liability of directors of a company to the company or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our charter provides that none of our directors shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a company has the power to indemnify a director, officer, employee, or agent of the company, or a person serving at the request of the company for another company, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the company, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the company unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

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Our charter provides that we will indemnify to the fullest extent permitted from time to time by the DGCL or any other applicable laws as presently or hereafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including, without limitation, an action by or in the right of the Company, by reason of his acting as a director or officer of the Company or any of its subsidiaries (and the Company, in the discretion of the Board, may so indemnify a person by reason of the fact that he is or was an employee or agent of the Company or any of its subsidiaries or is or was serving at the request of the Company in any other capacity for or on behalf of the Company) against any liability or expense actually and reasonably incurred by such person in respect thereof.

We have entered or intend to enter into indemnification agreements with each of our directors and our executive officers. These agreements provide or will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and our amended and restated certificate of incorporation.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our Company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers or persons controlling the Company pursuant to provisions of the State of Delaware, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by us since the Company’s inception on February 22, 2022.

●	On June 30, 2022, the Company entered into a contribution agreement (the “Contribution Agreement”) with TDG Acquisition Corp., a Delaware corporation (“TDG”), Thayer Longview TDG, LLC, a Delaware limited liability company (“TL”), and Six15 Funding, LLC, a Delaware limited liability company (“Six15 Funding,” and together with TDG and TL, the “LLCs”), and each of the members of the LLCs (the “Members”). Each Member held membership interests, or promissory notes, in one or more of the LLC (collectively, the “Interests”). Pursuant to the Contribution Agreement, each Member transferred their respective Interests in one or more of the LLCs to the Company in exchange for an aggregate of fifteen million (15,000,000) shares of common stock of the Company (the “Exchange”), resulting in the Members owners of 100% of the outstanding capital stock of the Company and each LLC became a wholly-owned subsidiary of the Company.

The issuance of the capital stock listed above was deemed exempt from registration under Section 4(a)(2) of the Securities Act or Rule 506(b) of Regulation D promulgated thereunder in that the issuance of securities were made to an accredited investor and did not involve a public offering. The recipient of such securities represented its intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

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Set forth below is information regarding the issuance of notes by us prior to and after the Company’s inception on February 22, 2022.

●	On September 30, 2020, TDG issued a Promissory Note, as amended, in the principal amount of $2,000,000 to SQN Venture Income Fund II, LP (the “SQN Note”). The SQN Note initially bears interest at 12.50% per annum and 14.00% per annum since June 1, 2022, and is due on July 1, 2025, or if the applicable interest-only period is extended to July 31, 2022, then October 1, 2025.

●	On September 20, 2021, TDG issued a Senior Convertible Promissory Note in the principal amount of $250,000 to Mart Liinve.

●	On September 20, 2021, TDG issued a Senior Convertible Promissory Note in the principal amount of $250,000 to James Balet.

●	On November 30, 2021, TDG issued a Senior Convertible Promissory Note in the principal amount of $425,000 to Steve Hall.

●	On January 21, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $100,000 to Richard Ryan.

●	On January 31, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $50,000 to James Balet.

●	On February 15, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $50,000 to Richard Ryan.

●	On February 18, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $50,000 to James Balet.

●	On March 18, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $75,000 to Richard Ryan.

●	On March 21, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $75,000 to Michelin and Patrick Killorin.

●	On March 25, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $100,000 to Sean Andreas.

●	On May 9, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $85,000 to Mart Liinve.

●	On June 2, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $50,000 to Richard Ryan.

●	On June 13, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $25,000 to Michelin and Patrick Killorin.

●	On June 22, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $25,000 to James Balet.

●	On June 28, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $40,000 to Cedar Tree Partners II.

●	On July 1, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $25,000 to Russell Ivanhoe.

●	On July 5, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $100,000 to Michelin and Patrick Killorin.

●	On July 15, 2022, we issued a Promissory Note in the principal amount of $629,666 to Rossiter & Cummaro Enterprise LLC (the “RCE Note”). The RCE Note bears interest at 16% per annum and is due on June 1, 2025. The RCE Note may be prepaid at any time after January 1, 2023, and from time to time, without penalty.

●	On August 1, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $25,000 to John S. Passyn.

●	On October 3, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $50,000 to Richard Ryan.

●	On October 31, 2022, we issued a Promissory Note in the principal amount of $50,000 to Rossiter & Cummaro Enterprise LLC (the “RCE Note No. 2”). The RCE Note No. 2 bears interest at 16% annum and is due on June 1, 2025. The RCE Note No. 2 may be prepaid at any time after April 1, 2023, and from time to time, without penalty.

●	On October 31, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $25,000 to Richard Ryan.

●	On December 7, 2022, we issued a Senior Convertible Promissory Note in the principal amount of $80,088 to Mart Liinve.

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The Convertible Notes, the SQN Note and the RCE Note were deemed exempt from registration in reliance on Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder in that the issuance of securities were made to an accredited investor and did not involve a public offering. The recipients of such securities represented its intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

Set forth below is information regarding the issuance of options by us prior to and after the Company’s inception on February 22, 2022.

●	In June 2021, we entered into a consulting agreement with a contractor in which the contractor was entitled to options to purchase our common stock up to a fully-diluted ownership interest of 4% of the Company.

The options described above were deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as a transaction involving a compensation contract and Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as a transaction not involving a public offering. The recipient of such securities represented its intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits:

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement
3.1	Certificate of Incorporation of the Registrant
3.2	Bylaws of the Registrant, as currently in effect
4.1*	Specimen Stock Certificate Evidencing the Shares of Common Stock
4.2	Form of Representative Warrants
5.1*	Opinion of Carmel, Milazzo & Feil LLP
10.1	Asset Purchase Agreement, dated June 15, 2012, between Six15 Funding, LLC (f/k/a TDG Acquisition Company, LLC) and Vuzix Corporation, as amended by the Amendment No. 1 to Agreements dated October 4, 2018, by and between Six15 Funding, LLC and Vuzix Corporation
10.2	Amendment No. 1, dated October 4, 2018, to the Asset Purchase Agreement, dated June 15, 2012, between Six15 Funding, LLC (f/k/a TDG Acquisition Company, LLC) and Vuzix Corporation
10.3	Contribution Agreement, dated June 30, 2022, between Six15 Technologies Holding Corp. TDG Acquisition Company, LLC, Six15 Funding, LLC, Thayer Longview TDG, LLC and the members of the LLCs
10.4	12% $250,000 Senior Convertible Promissory Note, dated September 20, 2021, by TDG Acquisition Company, LLC to Mart Liinve
10.5	12% $250,000 Senior Convertible Promissory Note, dated September 20, 2021, by TDG Acquisition Company, LLC to James Balet
10.6	12% $425,000 Senior Convertible Promissory Note, dated September 20, 2021, by TDG Acquisition Company, LLC to Steve Hall
10.7	12% $100,000 Senior Convertible Promissory Note, dated January 21, 2022, by Six15 Technologies Holding Corp. to Richard Ryan
10.8	12% $50,000 Senior Convertible Promissory Note, dated January 31, 2022, by Six15 Technologies Holding Corp. to James Balet
10.9	12% $50,000 Senior Convertible Promissory Note, dated February 15, 2022, by Six15 Technologies Holding Corp. to Richard Ryan
10.10	12% $50,000 Senior Convertible Promissory Note, dated February 18, 2022, by Six15 Technologies Holding Corp. to James Balet
10.11	12% $75,000 Senior Convertible Promissory Note, dated March 18, 2022, by Six15 Technologies Holding Corp. to Richard Ryan
10.12	12% $75,000 Senior Convertible Promissory Note, dated March 21, 2022, by Six15 Technologies Holding Corp. to Michelin and Patrick Killorin
10.13	12% $100,000 Senior Convertible Promissory Note, dated March 25, 2022, by Six15 Technologies Holding Corp. to Sean Andreas
10.14	12% $85,000 Senior Convertible Promissory Note, dated May 9, 2022, by Six15 Technologies Holding Corp. to Mart Liinve
10.15	12% $500,000 Senior Convertible Promissory Note, dated June 2, 2022, by Six15 Technologies Holding Corp. to Richard Ryan
10.16	12% $25,000 Senior Convertible Promissory Note, dated June 13, 2022, by Six15 Technologies Holding Corp. to Michelin and Patrick Killorin
10.17	12% $25,000 Senior Convertible Promissory Note, dated June 22, 2022, by Six15 Technologies Holding Corp. to James Balet
10.18	12% $40,000 Senior Convertible Promissory Note, dated June 28, 2022, by Six15 Technologies Holding Corp. Cedar Tree Partners II
10.19	12% $25,000 Senior Convertible Promissory Note, dated July 1, 2022, by Six15 Technologies Holding Corp. to Russell Ivanhoe
10.20	12% $100,000 Senior Convertible Promissory Note, dated July 5, 2022, by Six15 Technologies Holding Corp. to Michelin and Patrick Killorin
10.21	12% $25,000 Senior Convertible Promissory Note, dated August 1, 2022, by Six15 Technologies Holding Corp. to John S. Passyn
10.22	12% $50,000 Senior Convertible Promissory Note, dated October 3, 2022, by Six15 Technologies Holding Corp. to Richard Ryan
10.23	12% $25,000 Senior Convertible Promissory Note, dated October 31, 2022, by Six15 Technologies Holding Corp. to Richard Ryan
10.24	12% $80,088 Senior Convertible Promissory Note, dated December 7, 2022, by Six15 Technologies Holding Corp. to Mart Liinve
10.25	Amendment to 12% $250,000 Senior Convertible Promissory Note, dated March 6, 2023, by TDG Acquisition Company, LLC to Mart Liinve
10.26	2023 Equity Incentive Plan
21.1	List of Subsidiaries
23.1*	Consent of Carmel, Milazzo & Feil LLP (included in Exhibit 5.1)
23.2*	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney (included on signature page)
99.1	Audit Committee Charter
99.2	Compensation Committee Charter
99.3	Nominating and Corporate Governance Committee Charter
99.4	Code of Ethics of the Registrant
99.5*	Consent of Patrick Dugan
107*	Filing Fee Table

* To be filed by amendment.

(b) Financial Statement Schedules:

All schedules are omitted because the required information is inapplicable, or the information is presented in the financial statements and the related notes.

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Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to any charter provision, by law or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Henrietta, State of New York, on this              day of           , 2023.

SIX15 TECHNOLOGIES HOLDING CORP.

By:
Name:	Richard Ryan
Title:	President and Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard Ryan his true and lawful attorney-in-fact, with full power of substitution and re-substitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including pre- and post-effective amendments to this registration statement, any subsequent registration statement for the same offering which may be filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

	President, Chief Executive Officer and Director	, 2023
Richard Ryan	(Principal Executive Officer)

	Chief Financial Officer	, 2023
Andrew Behe	(Principal Financial and Accounting Officer)

	Director	, 2023
James Balet

	Director	, 2023
Timothy Briglin

	Director	, 2023
Barton S. VanderBurg

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